As filed with the Securities and Exchange Commission on September 9, 2005

Registration No. 333-127295

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEXITY FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6022	63-0523669
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3500 Blue Lake Drive

Suite 330

Birmingham, Alabama 35243

(205) 298-6391

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Greg L. Lee

Chairman and Chief Executive Officer

Nexity Financial Corporation

3500 Blue Lake Drive, Suite 330

Birmingham, Alabama 35243

(205) 298-6391

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Michael D. Waters, Esq. James L. Thornton, Esq. Balch & Bingham LLP 1901 Sixth Avenue N., Suite 2600 Birmingham, Alabama 35201 (205) 251-8100	Katherine M. Koops, Esq. Joel B. Carter, Esq. Powell Goldstein LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree St., NW Atlanta, Georgia 30309-3488 (404) 572-6600

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	$31,280,000	$3,682

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes $4,080,000 of shares that may be purchased by the underwriters to cover over-allotments, if any.
(2)	$2,942.50 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 12, 2005

PRELIMINARY PROSPECTUS

1,700,000 Shares

Nexity Financial Corporation

Common Stock

We are offering 1,500,000 shares and the selling stockholders are offering 200,000 shares of our common stock. Prior to this offering there has been no public market for our common stock. Our shares are currently traded in private transactions, and these trades do not necessarily indicate the value of the shares. We currently estimate that the public offering price will be between $15.00 and $17.00 per share. See “Underwriting” for a discussion of the factors considered in determining the public offering price. We have been approved, subject to notice of issuance, to have our common stock listed on the NASDAQ National Market under the symbol “NXTY.”

You should consider the risks we have described in “ Risk Factors” on page 7 before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

The underwriters may purchase up to an additional 255,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares to purchasers on or before                     , 2005.

RAYMOND JAMES

The date of this prospectus is September         , 2005

SUMMARY

This summary highlights specific information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. It is qualified in its entirety by the more detailed information included in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including our financial statements and related notes, and the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

Unless the context indicates otherwise, all references in this prospectus to “Nexity Financial,” the “Corporation,” “we,” “us” and “our” refer to Nexity Financial Corporation and our wholly-owned subsidiary, Nexity Bank.

Overview

We are a bank holding company headquartered in Birmingham, Alabama with correspondent banking offices in Alabama, Georgia, North Carolina, South Carolina and Texas. We provide a range of asset and fee-generating correspondent banking services to community banks while using the Internet to gather deposits. We also use Internet-based technologies to deliver information and other ancillary products to our customer base. Our customer base has two components: community banks located primarily in the southeastern United States and Texas, and retail customers nationwide. Our goal is to be a service-oriented, low-cost provider of financial services to both groups by utilizing efficient delivery strategies not dependent on a costly installed base of branches.

Our correspondent banking services include the purchase and sale of loan participations with community banks; fixed income investment services, including the sale of government agency securities, asset/liability management services, bond accounting, and safekeeping services; and cash management programs, including clearing programs for customer bank accounts and overnight Fed funds services to customer banks. Retail services consist of typical deposit products and selected credit products. Online access is available via the Internet for both the correspondent and retail services offered.

At June 30, 2005, we had total consolidated assets of approximately $678 million, total net loans of approximately $446 million, total deposits of approximately $512 million and total consolidated stockholders’ equity of approximately $38 million.

Growth Highlights

The ongoing consolidation of the banking industry and de novo bank formations have fueled the growth of the market for correspondent banking services. The creation of de novo banks by executives exiting larger institutions generally creates the need for correspondent loan participations as the credit relationships these executives bring with them are typically larger than the legal lending limits of newly-formed banks. Further, advances in technology are enabling smaller institutions to provide a broad range of non-credit ancillary services that were previously only available from larger competitors. By offering an expanded range of services, these smaller institutions are able to provide an alternative to their customers seeking larger banking partners. They are also able to target much larger companies as customers. Both of these factors create the need to sell loan participations in order to manage the excess credit needs of these larger clients.

As a result of market dynamics and our strong operational infrastructure, we have experienced significant growth in assets, loans and deposits since inception. In managing this growth we emphasize the importance of a disciplined credit culture and have been successful in building a loan portfolio exhibiting above-average credit quality. The following points quantify our growth characteristics from June 30, 2000 to June 30, 2005:

•	Total assets have grown from $148 million to $678 million, a 35.7% compound annual growth rate (“CAGR”)

•	Total gross loans have grown from $61 million to $446 million, a 49.0% CAGR

•	Total deposits have grown from $120 million to $512 million, a 33.8% CAGR

•	Our reserve for loan losses has grown to 1.25% of total loans

•	Asset quality has remained strong, with a second quarter 2005 charge-off to loan ratio of 0.03%, and non-performing loans to total loans ratio of 0.01%

Growth Strategy

Maintain competitive advantages which will lead to additional market share gains. We believe that we enjoy advantages over our various competitors that will translate into ongoing market share gains, allowing our growth rate to exceed that of both our community bank clients and the growing correspondent banking market. Our competition comes primarily from two sources: the correspondent divisions of regional banks and the various regional bankers’ banks (co-op banks founded and owned by the bank clients, specifically to provide correspondent services). We believe the correspondent services divisions of regional banks have been undermined by the perception that they will ultimately seek to steal the credit relationship from their correspondent partners. This perceived competitive threat led to the formation of bankers’ banks. We do not compete with our clients and will only lend directly in a market by invitation of a client. Our advantage over the bankers’ banks is our for-profit, client-service orientation, which we seek to translate into greater responsiveness and generally higher service levels. Further, our access to the capital markets will also allow us to quickly surpass the lending limits of most of our bankers’ bank competitors.

Capitalize on significant growth opportunities in existing markets. We believe we have significant growth opportunities in the markets we currently serve. We believe there are many small banks that are not actively solicited by correspondent banks and the penetration of that marketplace may provide opportunities for further growth in our loan portfolio and other fee generating products. We recently hired an additional lender in both Atlanta and North Carolina and have plans to hire lenders in Texas and Florida in the near future to further capitalize on the opportunities provided in those markets.

Strategically export business model. While we offer deposit products on a national basis, our correspondent banking operation is currently concentrated in the southeastern United States and Texas. Our model has been established with centralized credit and operations, while allowing the actual lending function to operate from any state. Thus, our model is readily exportable to any target state providing significant opportunities for growth. We will only enter a market if we are able to find a lender whom we believe fits both our corporate culture and our credit culture. We anticipate that the southwestern United States market will be our next geographic target market.

Maintain excellent asset quality. Despite our rapid growth, we have maintained sound asset quality. This is attributable to a conservative and disciplined underwriting policy coupled with an ongoing credit management process. Excellent credit quality is also a function of our model, which generally allows us to (i) participate in the real estate secured portion of any credit relationship (leaving the unsecured portion for the originating bank), (ii) enhance our position and loan-to-value ratios contractually to meet our underwriting standards and (iii) build a geographically diverse portfolio. We will continue to place heavy emphasis on the credit function.

Leverage low-cost delivery channels. We use the Internet and our network of correspondent bankers to deliver products and services at a lower cost than traditional banks because we do not have a branch network, which provides significant overhead expense savings. This lower cost structure enables us to profitably offer attractive deposit rates to customers. This model should also provide earnings leverage as we should be able to realize economies of scale by maximizing technical capacity and personnel without the incremental costs of branch expansion.

Further expand on fee-income opportunities. We intend to expand our product lines and financial services to further diversify our revenues, increase our fee income, and enable us to better serve our expanding client base. Although our fixed income securities sales division has not historically contributed a significant portion of our total revenues, we recently hired two additional personnel in order to strengthen our focus on selling investment products to correspondent banks. We will continue to focus on generating fee income (both on the asset and deposit side) to complement our correspondent and retail lending operations.

* * * * * *

Our principal executive offices are located at 3500 Blue Lake Drive, Suite 330, Birmingham, Alabama 35243, and our telephone number is (205) 298-6391. Our Internet address is www.nexitybank.com. The information contained on our web site is not part of this prospectus.

The Offering

Common stock offered (1):

By Nexity Financial Corporation	1,500,000 Shares

By Selling Stockholders	200,000 Shares

Total	1,700,000 Shares

Common stock to be outstanding after this offering (2)	8,452,358 Shares

Use of Proceeds	We intend to use the net proceeds from the offering to increase our capital to support our future growth and expansion and for general corporate purposes.

We will not receive any of the proceeds from the sale of our common stock by selling stockholders.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Dividend Policy

We have not paid cash dividends historically, nor do we anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our Board of Directors may deem relevant.

NASDAQ National Market symbol	We have been approved, subject to notice of issuance, to have our common stock listed on the NASDAQ National Market under the symbol “NXTY.”

Reverse Stock Split

On August 31, 2005, our stockholders approved and on September 1, 2005, we implemented a one-for-four reverse stock split of our common stock. Thus, unless otherwise noted, all references in this prospectus to shares of our common stock have been adjusted to reflect such split.

(1)	The number of shares offered assumes that the underwriters do not exercise their over-allotment option. If the underwriters do exercise their over-allotment option, we will issue and sell up to an additional 255,000 shares.
(2)	The number of shares outstanding after this offering is based on the number of shares outstanding on June 30, 2005, adjusted for the one-for-four reverse stock split, and excludes 1,884,949 shares issuable upon the exercise of stock options outstanding as of June 30, 2005 at a weighted average exercise price of $7.48 per share, 365,051 shares as of June 30, 2005 that we may issue under our stock incentive plan, and shares issued upon the exercise of the underwriter’s over-allotment option, if any.

Summary Consolidated Financial Data

Our summary consolidated financial data is presented below as of and for the six months ended June 30, 2005 and 2004 and as of and for the years ended December 31, 2000 through 2004. The financial data below has been adjusted to reflect the one-for-four reverse stock split approved by our stockholders on August 31, 2005, and effective September 1, 2005. The summary consolidated financial data presented below as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, are derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data as of December 31, 2002, 2001 and 2000 and for the two years ended December 31, 2001 and 2000 have been derived from our audited financial statements that are not included in this prospectus. Our summary consolidated financial data as of and for the six months ended June 30, 2005 and 2004 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with accounting principles generally accepted in the United States of America (GAAP). Our results for the six months ended June 30, 2005 are not necessarily indicative of our results of operations that may be expected for the year ended December 31, 2005.

	As of and for the Six months ended June 30,		As of and for the Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Summary of Operating Results
Interest income	$17,841,097	$13,320,980	$28,612,182	$25,667,198	$24,170,160	$23,242,629	$12,692,597
Interest expense	8,515,632	5,660,268	12,166,829	11,169,458	12,217,437	13,881,804	7,608,350

Net interest income	9,325,465	7,660,712	16,445,353	14,497,740	11,952,723	9,360,825	5,084,247
Provision for loan losses	745,000	495,000	1,115,000	1,125,000	1,785,000	2,639,000	1,867,500

Net interest income after provision for loan losses	8,580,465	7,165,712	15,330,353	13,372,740	10,167,723	6,721,825	3,216,747
Noninterest income	1,164,063	941,603	1,704,334	1,111,126	561,002	1,326,940	338,905
Noninterest expense	6,540,575	5,580,655	11,386,035	10,322,234	9,451,885	9,364,820	8,985,376

Income (loss) before income taxes	3,203,953	2,526,660	5,648,652	4,161,632	1,276,840	(1,316,055)	(5,429,724)
Provision (benefit) for income taxes	918,822	(703,767)	273,646	(514,310)	70,110	14,266	37,600

Net income (loss)**	$2,285,131	$3,230,427	$5,375,006	$4,675,942	$1,206,730	$(1,330,321)	$(5,467,324)

Net income (loss) per share—basic*	$0.33	$0.47	$0.77	$0.67	$0.18	$(0.19)	$(0.83)
Net income (loss) per share—diluted*	$0.30	$0.43	$0.72	$0.62	$0.16	$(0.19)	$(0.83)
Average common shares outstanding—basic	6,949,357	6,940,997	6,941,062	6,934,518	6,879,058	6,879,058	6,553,472
Average common shares outstanding—diluted	7,553,033	7,485,749	7,501,570	7,494,238	7,495,235	6,849,463	6,553,472

Selected Period-End Balance Sheet Data
Total assets	$678,398,092	$569,437,642	$610,765,668	$522,679,049	$458,767,322	$350,507,468	$239,499,592
Interest-earning assets	665,872,754	556,136,224	601,671,293	518,111,286	454,823,005	345,721,208	228,801,026
Investment securities	203,211,422	195,961,953	200,658,859	176,012,083	132,064,044	64,357,000	93,845,194
Loans—net of unearned income	446,496,100	345,389,366	387,503,339	324,059,297	315,360,133	280,189,703	131,567,695
Deposits	512,088,587	430,319,269	456,691,342	388,255,217	357,928,631	293,206,092	205,273,259
Noninterest-bearing deposits	2,775,987	1,715,411	3,319,315	1,724,487	4,997,969	1,813,855	1,500,578
Interest-bearing deposits	509,312,600	428,603,858	453,372,027	386,530,730	352,930,662	291,392,237	203,772,681
Interest-bearing liabilities	630,803,600	532,725,858	568,008,027	487,580,730	423,980,662	320,442,237	208,772,681
Long-term borrowings	103,000,000	91,750,000	95,000,000	86,750,000	61,750,000	21,750,000	5,000,000
Stockholders’ equity	38,231,973	30,979,778	35,558,306	30,582,669	26,439,688	24,476,834	25,751,423

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.
**	Our effective tax rates for the first six months of 2005 and 2004 were 28.7% and (27.9)%, respectively. Our effective tax rates were 4.8% for 2004, (12.4%) for 2003, 5.5% for 2002, (.01)% for 2001 and (.01)% for 2000. In 2004 we realized substantially all of our loss carry-forwards from previous years and expect our tax expense to more closely reflect statutory federal and state income tax rates going forward.

	As of and for the Six months ended June 30,		As of and for the Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Selected Ratios
Return on average assets*	0.73%	1.20%	0.96%	0.95%	0.31%	(0.43)%	(3.66)%
Return on average stockholders’ equity*	13.01	20.84	16.40	16.10	4.87	(5.32)	(24.86)
Net yield on average interest-earning assets (tax equivalent)	3.02	2.90	2.97	2.98	3.07	3.09	3.59
Average loans to average deposits	83.44	82.41	83.09	81.79	90.97	82.24	54.26
Total loans to interest-earning assets	67.05	62.11	64.40	62.55	69.34	81.04	57.50
Noninterest-bearing deposits to total deposits	0.54	0.40	0.73	0.44	1.40	0.62	0.73
Net loan losses to average loans	0.05	0.14	0.09	0.29	0.45	0.51	0.23
Nonperforming assets to total loans	0.38	0.73	0.49	0.27	0.33	0.24	0.07
Allowance for loan losses to total loans	1.25	1.27	1.27	1.27	1.23	1.22	1.42
Allowance for loan losses to nonperforming loans	23,973.514	224.98	271.15	1,365.09	574.93	507.56	2,015.03
Average stockholders’ equity to average assets	5.58	5.77	5.83	5.92	6.30	8.12	14.72
Tier 1 risk-based capital ratio	9.23	10.08	9.66	9.84	9.09	9.26	14.14
Total risk-based capital ratio	10.29	11.33	10.74	10.89	10.43	10.33	15.28
Tier 1 leverage ratio	7.36	7.78	7.62	7.45	7.60	8.70	9.60
Efficiency ratio	65.27	65.62	63.46	67.74	76.45	97.02	166.37
Dividend payout ratio	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.
**	Our effective tax rates for the first six months of 2005 and 2004 were 28.7% and (27.9)% respectively. Our effective tax rates were 4.8% for 2004, (12.4%) for 2003, 5.5% for 2002, (.01)% for 2001 and (.01)% for 2000. In 2004 we realized substantially all of our loss carry-forwards from previous years and expect our tax expense to more closely reflect statutory federal and state income tax rates going forward.

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Relating to Our Business

We may experience rapid growth in the future that could strain our limited resources. Our failure to effectively manage such growth could adversely affect our ability to earn profits.

We have several offices located throughout the southeastern United States and Texas that are thinly staffed. In some of these offices, we share administrative support staff with other companies. If we fail to anticipate growth in our lending business or are otherwise unable to provide adequate staffing in any of the markets in which we operate, our credit quality, underwriting functions and risk management could be adversely affected, resulting in a reduced ability to earn profits.

We only recently attained, and may not be able to maintain, cumulative profitability.

Our company was founded in 1999 and Nexity Bank began its Internet banking operations in February 2000. As is typical with banks in their early years of operation, we incurred substantial start-up expenses and attained cumulative profitability in the second quarter of 2005. As of June 30, 2005, we were operating with retained earnings of $1,087,877. There is no assurance that we will be able to maintain cumulative profitability.

Failure to implement our business strategy or to manage our growth effectively may adversely affect our financial performance.

Our business strategy is dependent upon our ability to offer secure, convenient, cost-effective and comprehensive financial services on the Internet and to community banks throughout the southeastern United States. The growth and expansion of our business model may place significant demands on our management, operational and financial resources. Successful implementation of our business strategy will require continued growth of the Internet banking market and correspondent services market and will depend on our ability to: (i) implement and grow the earning asset strategy; (ii) develop new strategic alliances for products and services; (iii) increase significantly the number of customers using the Internet for their financial service requirements; (iv) implement and improve the bank’s operational, financial and management information systems; (v) hire and train qualified personnel; and (vi) satisfy regulatory requirements related to our expansion plans.

Our business model contains inherent risk because we rely on third-party information in making lending decisions. If this information is inadequate, we may fail to realize risks in loans that we make, which could adversely affect our credit quality and ability to earn profits.

We are primarily engaged in the business of correspondent banking. We buy loan participations that smaller banks originate and then sell to the secondary market, and we fund loans smaller banks cannot fully fund due to their low lending limits. As part of this process, we often rely on information provided to us by independent, third-party banks that are more familiar than we are with the markets in which the loans are originated. If such third-party information is incomplete or inaccurate, or if we fail to adequately review such information, we may fail to realize risks in the loans we make, which could adversely affect our credit quality, resulting in a reduced ability to earn profits.

Our business model contains inherent lending and regulatory risk because we have significant Internet bank operations and often have little personal interaction with our customers.

A particular risk associated with Internet banking generally is the absence of personal contact with customers, which may make it difficult to verify the creditworthiness of customers and collateral for home equity loans, especially with out-of-area borrowers. Lack of personal contact with our customers could lead us to underestimate risks in the home equity loans we make, which could adversely affect our credit quality, resulting in a reduced ability to earn profits. It also requires that we maintain heightened safeguards against identity theft, fraud and Bank Secrecy Act violations, and we may design or administer these safeguards in a manner that does not protect us adequately against these issues.

Our deposit customers are likely to be sensitive to price fluctuations for products and may have limited loyalty to us.

The market for Internet banking is evolving. Therefore, we are unable to predict whether customers will continue to use the Internet to an extent necessary to support our business. Attractive rates offered by Nexity Bank may attract a segment of short-term depositors who could close their accounts in pursuit of higher rates elsewhere. We expect that some customer attrition will occur especially within the first few months after a new customer begins to use the bank’s services. We believe that customers who experience difficulty in accessing our bank or in conducting transactions early in their relationship with the bank could terminate their relationship. In addition, one aspect of the current Internet banking business is that while many customers use an Internet bank for interest bearing deposit accounts, they are sometimes reluctant to use an Internet bank for other banking services such as loans. Customer attrition, or reluctance of customers to use the full range of services offered by Nexity Bank in a totally online environment, could have a material adverse effect on our business, operating results and financial condition.

Our operations could be interrupted if our third-party service providers experience difficulty or terminate their services.

We outsource certain operational functions to third parties. If our third-party service providers experience difficulties or terminate their services and we are unable to replace them with another service provider, our operations could be adversely affected. We depend significantly, and will continue to depend, on a number of relationships with third-party service providers.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering will satisfy our current capital requirements. We may, however, need to raise additional capital to support our continued future growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us or you. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

We do not plan to pay dividends for the foreseeable future.

We do not intend to pay cash dividends in the foreseeable future, and any earnings are expected to be retained for use in developing and expanding our business.

Risks Relating to Our Industry

Our business is subject to the success of the local economies where we operate.

Our success significantly depends upon the growth in population, income levels, and housing starts in the local economies where we operate. If the principal communities in which we operate (Birmingham, Alabama;

Atlanta, Georgia; Myrtle Beach, South Carolina; Winston-Salem, North Carolina; Dallas, Texas; and the southeastern United States generally) do not grow or if prevailing economic conditions are unfavorable, our business may not succeed. Adverse economic conditions in our specific market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and results of operations. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Adverse market or economic conditions in any of the local communities where we operate may disproportionately increase the risk that our borrowers will be unable to make their loan payments. An economic downturn could cause our interest income and net interest margin to decrease and our loan loss provision to increase, resulting in losses that materially adversely affect our business, financial condition, results of operations and cash flows.

Additionally, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of June 30, 2005, approximately 78% of our loans held for investment were secured by real estate. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in any of the local communities in which we operate could adversely affect the value of our assets, our revenues, results of operations and financial condition.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses was $5.6 million as of June 30, 2005 and $4.9 million as of December 31, 2004. Our allowance for loan losses was $4.1 million and $3.9 million as of December 31, 2003 and 2002, respectively.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Unexpected changes in interest rates may decrease our net interest income.

If we are unsuccessful in managing interest rate fluctuations, our net interest income could decrease materially. Our operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Like most depository institutions, our earnings and net interest income are affected by changes in market interest rates and other economic factors beyond our control. If our interest income and net interest margin decrease and our loan loss provision increases, we could experience losses that materially adversely affect our business, financial condition and results of operations and cash flows.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. In the correspondent banking area, we compete primarily with The Bankers Bank which is based in Atlanta, Georgia and is approximately twice our size in terms of assets and has a significant presence in the southeastern United States and a longer operating history than we have. We also compete with Internet, commercial and correspondent banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere and provide Internet banking services similar to ours.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. As a result, we may face a competitive disadvantage.

Our success is dependent in part on our ability to keep pace with rapid technological change.

The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing technology and systems obsolete. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our services, develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of such technology entails significant technical and business risks. There can be no assurance that we will successfully use new technologies effectively or adapt our transaction-processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition could be materially adversely affected.

Failure to introduce new products and services successfully may cause us to lose market share.

Our success will depend in part upon our ability to offer new products and provide new financial services that meet changing customer requirements. If we fail to offer financial products and services that appeal to customers more than those offered by our competitors, we may lose market share, which could adversely affect our ability to earn profits.

Our operations could be interrupted if our network or computer systems fail or experience a security breach.

Our computer systems and network infrastructure could be vulnerable to unforeseen problems. Our operations in the Internet banking and correspondent banking markets are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could result in a loss of customers and, thereby, have a material adverse effect on our business, operating results and financial condition.

In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure used by us against damage from physical break-ins, security breaches and other disruptive problems caused by other Internet users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through such computer systems and network infrastructure, which may result in significant liability to us and deter potential customers. There can be no assurance that our security measures will be successful. A failure of our security measures could have a material adverse effect on our business, operating results and financial condition.

We are subject to a variety of laws, many of which may be unclear in their application to Internet operations.

Nexity Bank must comply with both state and federal law as it conducts banking business over the Internet. As an institution conducting business on a multi-state basis, Nexity Bank must comply with the individual laws and regulations of each host state. These laws may include various state licensing and registration requirements that are generally applicable to banks as well as state laws and regulations that specifically govern electronic commerce. Compliance with electronic commerce laws may present a particular challenge as these laws are still being developed in many states. In addition to these state laws and regulations, Congress has considered the adoption of laws that may apply to commerce over the Internet, and, thus, future federal law and regulations also may significantly affect the way Nexity Bank conducts business.

A widespread security breach on the Internet may adversely effect our deposits.

We depend on the Internet for our deposits. Widespread security breaches on the Internet may cause people to avoid conducting business, including banking, on the Internet and may inhibit growth of our deposits and ability to generate profits.

Risks Relating to the Offering

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price or at a time that is acceptable to you.

Prior to this offering, there has been no public market for our common stock. Although we have been approved, subject to notice of issuance, to list our common stock on the NASDAQ National Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and it may vary from the market price of our common stock after the offering. You may not be able to sell your common stock at or above the initial public offering price or at the time that you would like to sell.

Our stock price may be volatile and you may not be able to sell your shares at an attractive price.

We have not paid cash dividends since our inception and do not intend to pay cash dividends in the foreseeable future. As a result, investors will have to rely on appreciation in our stock price and a liquid trading market in order to achieve a gain on their investment. The trading price of our common stock may fluctuate substantially as a result of one or more of the following factors:

•	regulatory developments and related announcements;

•	conditions or trends in the financial services industry;

•	fluctuations in stock market prices and trading volumes of financial institutions or of the markets generally;

•	changes in or our failure to meet or exceed investors’ and securities analysts’ expectations;

•	announcements of new products and services by us or our competitors;

•	actual or anticipated fluctuations in our or our competitors’ quarterly or annual operating results;

•	sales of large blocks of our common stock;

•	departures of key personnel;

•	acquisitions of products, technologies or businesses by us or our competitors;

•	litigation and government inquiries; or

•	economic and political factors, including wars, terrorism and political unrest.

As a result, you may not be able to sell your stock at an attractive price, or at all.

If our insiders sell substantial amounts of common stock after this offering, the market price of our common stock could decline.

Our directors and executive officers hold approximately 26.97% of our common stock as of August 17, 2005. Sales of a significant number of shares of our common stock after this offering, or the expectation that these sales may occur, could significantly reduce the market price of our common stock. Our directors, executive officers, and selling stockholders have agreed with the underwriters to be bound by a 180-day lock-up agreement that prohibits these holders from offering, selling, assigning, transferring, pledging, contracting to sell or otherwise disposing of or hedging any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. However, the underwriters, represented by Raymond James & Associates, Inc., may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any of these agreements. In considering any request to release shares from a lock-up agreement, Raymond James will consider the facts and circumstances relating to a request at the time of the request. After the lock-up expires, at least 1,005,808 shares of our common stock will become tradable, with an additional 1,855,238 shares held by directors and executive officers becoming tradable upon exercise of outstanding stock options as described below.

We also intend to register all common stock that we may issue upon exercise of outstanding options under our Incentive Stock Compensation Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described in “Underwriting.” As of June 30, 2005, stock options to purchase 1,884,949 shares of our common stock had been granted under this plan of which 1,772,202 were exercisable and 112,747 were unexercisable. Sales of these shares could impede our ability to raise future capital or reduce the trading price of our common stock. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

As a new investor, you will incur immediate dilution as a result of this offering.

The initial public offering price will be substantially higher than the net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $9.03 per share, based on an expected offering price of $16.00, which is the mid-point of our expected offering range. This dilution is due in large part to most earlier investors in Nexity Financial having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately 37.21% of the total amount we have raised to fund our operations, but will own only approximately 17.75% of our common stock. The exercise of outstanding options and warrants and other future equity issuances, including future public offerings or private placements of equity securities and any additional shares issued in connection with acquisitions may result in further economic dilution to investors.

Our directors and executive officers own a significant portion of our common stock.

Our directors and executive officers, as a group, beneficially owned approximately 26.97% of our outstanding common stock as of August 17, 2005. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

Our use of the offering proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds from this offering to increase our capital to support future growth and expansion and for general corporate purposes. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. Pending the use of the proceeds in this offering, we will invest them. However, the proceeds may not be invested in a manner that yields a favorable or any return.

Antitakeover provisions of our restated certificate of incorporation and bylaws may increase the control by current directors in a way that you do not favor.

Certain provisions of our restated certificate of incorporation and bylaws may be deemed to have the effect of making more difficult an acquisition of control of our company in a transaction not approved by our board of directors. Our restated certificate of incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any shares of preferred stock, we may issue such shares in the future.

Our restated certificate of incorporation also provides that the board of directors will be divided into three classes serving staggered three-year terms and that a director may only be removed for cause. These provisions could enable a minority of our stockholders to prevent the removal of a director sought to be removed by a majority of the stockholders and may tend to enhance management’s ability to retain control over our affairs and to preserve the director’s present position on the board.

Stockholders also may not act by written consent or call special meetings of stockholders. This reduces our stockholders’ ability to initiate or effect corporate actions independently of the board of directors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements in this prospectus are forward-looking statements. The words “expect”, “anticipate”, “intend”, “consider”, “plan”, “believe”, “seek”, “should”, “estimate”, and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management’s belief as well as assumptions made by, and information currently available to, management. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors including various risks to which our business is subject. Such risks are described above and include, without limitation:

(i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses,

(ii) increased competition with other financial institutions,

(iii) lack of sustained growth in the economy in the southeastern United States and the Dallas, Texas area,

(iv) rapid fluctuations or unanticipated changes in interest rates,

(v) the inability of our bank subsidiary, Nexity Bank, to satisfy regulatory requirements,

(vi) our ability to keep pace with technological changes, and

(vii) changes in the legislative and regulatory environment, including compliance with the various provisions of the Sarbanes Oxley Act of 2002.

Many of such factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

We do not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to us. Forward-looking statements made by us in this prospectus are also subject to those risks identified within the section entitled “Risk Factors.”

USE OF PROCEEDS

We will receive net proceeds of approximately $21,620,000 from the sale of 1,500,000 shares of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses of approximately $2,380,000 payable by us. If the underwriters’ over-allotment option is exercised in full, our net proceeds will be approximately $25,414,400.

We intend to use the net proceeds from this offering to increase our capital to support our future growth and expansion and for general corporate purposes, including investing such proceeds in Nexity Bank to be used to support loan growth. We have not otherwise made a specific allocation for the use of the net proceeds.

We will not receive any of the proceeds from the sale of shares of our common stock by selling stockholders. The selling stockholders will receive net proceeds of approximately $2,976,000 from the sales of 200,000 shares of our common stock offered by them under this prospectus, after deducting the underwriting discount payable by the selling stockholders.

MARKET FOR AND DIVIDENDS ON COMMON STOCK

Our common stock has been approved, subject to notice of issuance, for inclusion in the NASDAQ National Market under the symbol “NXTY” and trading will commence on or around the date of delivery of the stock. We are not sure, however, whether an active and liquid trading market will develop, or if developed, will continue. The public offering price has been determined by negotiations among our representatives, the selling stockholders, and the underwriters, and the public offering price may not be indicative of the market price following the offering. See “Underwriting” for additional information.

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock, and the sales prices known to us do not necessarily reflect the price that would be paid for our common stock in an active market. Our shares are infrequently traded in private transactions, and such trades are not necessarily indicative of the value of such shares. Management is aware that in the last two fiscal years shares have traded at prices ranging from $12.00 to $14.00 per share, as adjusted for our one-for-four reverse stock split effective September 1, 2005. The last trade of which management is aware occurred on August 12, 2005, when 10,392 shares sold at $14.00 per share. There may have been trades during this period at prices and in share amounts of which management has no knowledge.

We have paid no dividends since our organization. In the future, we will rely on dividend payments from Nexity Bank in order to provide funds for the payment of dividends to our stockholders. In addition, banking regulations restrict the payment of dividends by banks under certain circumstances. Our future dividend policy will be subject therefore not only to banking regulations, but also to the discretion of the directors and will be contingent on the financial condition and capital requirements of Nexity Bank, general business conditions and other factors. We do not expect to pay cash dividends for the foreseeable future.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2005, adjusted for our one-for-four reverse stock split effective September 1, 2005. The table shows our actual capitalization and as adjusted to give effect to the receipt of the net proceeds from the offering assuming all of the offered shares are sold. The as adjusted capitalization assumes that 1,500,000 shares of common stock are sold by us at $16.00 (based on the mid-point of the expected price range) per share and that the net proceeds from the offering, after deducting the estimated offering expenses payable by us, are approximately $21,620,000.

	Actual	As Adjusted
Stockholders’ Equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	$0	$0
Common stock; $0.01 par value; 50,000,000 shares authorized; 6,952,358 shares issued and outstanding; 8,452,358 shares issued and outstanding as adjusted.	69,523	84,523
Additional paid in capital	36,413,451	58,018,451
Retained earnings (deficit)	1,087,877	1,087,877
Accumulated other comprehensive income (loss)	661,122	661,122

Total stockholders’ equity	$38,231,973	$59,851,973

Book value per share	$5.50	$7.08

Capital Ratios:
Leverage Ratio	7.36%	10.63%
Tier I capital to risk adjusted assets	9.23%	13.33%
Total capital to risk adjusted assets	10.29%	14.39%

DILUTION

At June 30, 2005, we had a net tangible book value of approximately $37.3 million, or $5.37 per share of common stock, adjusted for our one-for-four reverse stock split effective September 1, 2005. Net tangible book value per common share represents the amount of our common stockholders’ equity, less intangible assets, divided by the number of shares of common stock that are outstanding. Dilution per share to new investors in this offering represents the difference between the amount per share that these investors paid and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to the sale by us of 1,500,000 shares of common stock in this offering at an assumed public offering price of $16.00 per share, and deducting estimated offering expenses, our pro forma net tangible book value as of June 30, 2005 would have been approximately $58.9 million, or $6.97 per share, adjusted for our one-for-four reverse stock split effective September 1, 2005. This represents an immediate increase in net tangible book value of $1.60 per share to existing stockholders and an immediate dilution of $9.03 per share to new investors.

The information above does not reflect the sale of 200,000 shares of our common stock by the selling stockholders in this offering, which will reduce the number of shares held by existing stockholders to 6,752,358 shares, or by approximately 2.9%, and will increase the number of shares held by new investors to 1,700,000, or approximately 20.1% of the total number of shares of common stock outstanding after this offering. See “Security Ownership of Management and Selling Stockholders.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The discussion and tabular data presented below analyze major factors and trends regarding our financial condition and results of operations for the six months ended June 30, 2005, and each of the three years in the period ended December 31, 2004. Unless otherwise noted, these numbers have been adjusted to reflect the one-for-four reverse stock split effective September 1, 2005.

The following discussion and analysis should be read in conjunction with the financial information and the Consolidated Financial Statements (including the notes thereto) contained elsewhere in this prospectus. To the extent that any statement below (or elsewhere in this document) is not a statement of historical fact and could be considered a forward-looking statement, actual results could differ materially from those in the forward-looking statement.

General

We were founded in 1999 and operate as a bank holding company that competes in two areas of the commercial banking industry: correspondent banking and Internet banking. Our correspondent banking division markets to community banks primarily in the southeastern United States and Texas. Our Internet banking division provides banking services to consumers and small businesses across the United States.

Correspondent banking services include loan participations, investment services, and clearing and cash management services. Income from loan participations was 64.4% of total revenue for the first six months of 2005. For the years ended December 31, 2004, 2003, and 2002 loan participation income was 62.1%, 62.3%, and 69.8%, respectively, of total revenue. No other product or service accounts for 15% or more of total consolidated revenue. Our asset growth is dependent on our ability to grow loans outstanding and we generate approximately 90% of our loan production through loan participations with community banks. We fund this loan production primarily with deposit products and services offered to consumers and small businesses via the Internet. The Internet provides an efficient distribution channel for serving deposit customers without the costly investment in a branch banking network.

Our primary source of revenue is net interest income. Our net interest income accounted for 88.9% of total revenue for the first six months of 2005 and 90.6%, 92.9%, and 95.5%, for the years ended December 31, 2004, 2003, and 2002, respectively. Interest income on loans accounted for 72.6% of total interest income for the first six months of 2005 and 69.3%, 69.2%, and 78.5%, for the years ended 2004, 2003, and 2002, respectively. An analysis of net interest income is provided in management’s discussion and analysis.

Our earnings performance is dependent on our ability to generate net interest income and the primary source of net interest income is interest income on loans. The primary risks associated with our income generation are credit risk and interest rate risk.

During the last three years we have experienced an improving trend in credit quality as net charge-offs have decreased and nonperforming assets have remained at a satisfactory level. We manage credit risk with underwriting procedures prior to originating loans and ongoing review systems during the life of the loan. These procedures are discussed in more detail in the loan section of management’s discussion and analysis.

While short-term interest rates, including the prime lending rate have increased dramatically over the last year, longer term interest rates have declined or remained relatively stable. This flattening of the yield curve creates a challenge for financial institutions in managing interest rate risk. During this period of changing interest rates, our net interest margin has remained stable. We manage interest rate risk with monthly analysis of trends related to our net interest margin and the impact of changing interest rates. We also model future performance expectations based on changing interest rates with an internal simulation model for asset/liability management. These procedures are discussed in more detail in the market risk and asset/liability management section of this management’s discussion and analysis.

Our strategy is to continue to focus on growing our correspondent bank business by developing existing relationships with community banks in the southeastern United States and Texas and aggressively pursuing new relationships in these market areas. We will also focus on cross-selling our correspondent bank products and services to our community bank customers which will stimulate growth and supplement our revenue generation. We will continue to research new products and services as well as enhancements to our existing offerings to meet the changing needs of community banks.

We seek to maintain a safe and secure environment for our business transacted via the Internet. We will continue to invest in new technologies and systems to protect our information and enhance our Internet banking products and services. We intend to position our deposit product offerings to provide the necessary funding growth for our balance sheet by monitoring the competitive landscape for interest rates and marketing channels for new customers. We will also continue to develop cross-selling opportunities to our Internet banking customers which will stimulate deposit growth and supplement our revenue generation.

Critical Accounting Policies and Estimates

Our accounting policies are in accordance with accounting principles generally accepted in the United States and with general practice within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in our consolidated financial statements. As such, the following policies are considered “critical accounting policies” for us.

Allowance for Loan Losses

Management’s determination of the adequacy of the allowance for loan losses, which is based on the factors and risk identification procedures discussed in the following pages, requires the use of judgments and estimates that may change in the future. Changes in the factors used by management to determine the adequacy of the allowance, or the availability of new information, could cause the allowance for loan losses to be increased or decreased in future periods. Bank regulatory agencies, as part of their examination process, may also require that additions be made to the allowance for loan losses based on their judgments and estimates.

Deferred Tax Assets

Management’s determination of the realization of the deferred tax asset is based upon management’s judgment of various future events and uncertainties, including the timing and amount of future income earned by certain subsidiaries and the implementation of various tax plans to maximize realization of the deferred tax asset. Management believes that Nexity Bank will generate sufficient operating earnings to realize the deferred tax benefits. Our 1999 to 2003 consolidated income tax returns are open for examination by governmental authorities. Examination of our income tax returns or changes in tax law may impact our tax liabilities and resulting provisions for income taxes. See “Income Taxes.”

Second Quarter Highlights

For the second quarter of 2005, we reported net income of $1.3 million, down 38.0% from $2.2 million reported for the second quarter of 2004. Net income per basic share for the quarter ended June 30, 2005 was $0.19, down from $0.31 per basic share for the same period last year. Net income per diluted share for the quarter ended June 30, 2005 was $0.18, down from $0.29 per diluted share for the same period last year. Net income was down primarily because of a $1.3 million increase in the provision for income taxes. Tax benefits from loss carry-forwards from previous years totaling $1.2 million reduced income tax expense in 2004.

Net income, before taxes, for the quarter ended June 30, 2005 was $1.7 million, up 34.2% from $1.3 million for the second quarter of 2004. Net income, before taxes, for the second quarter of 2005 increased primarily because of a 27.9% increase in net interest income and a 75.3% increase in noninterest income. These favorable increases were offset by a 18.2% increase in noninterest expense and a 247.4% or $470,000 increase in the provision for loan losses.

Our net interest income increased to $4.9 million in the second quarter of 2005 from $3.8 million in the same period in 2004. This increase was primarily attributable to increased volume of earning assets and net interest margin. Average earning assets increased 18.5% to $648.8 million or 98.4% of average total assets in the second quarter of 2005, compared with $547.7 million or 98.5% in the same period in 2004. The net interest margin for the second quarter of 2005 was 3.03%, up from 2.82% in the second quarter of 2004.

The provision for loan losses increased $470,000 in the second quarter of 2005 compared to the second quarter of 2004. This increase was primarily due to loan growth. Net charge-offs totaled $32,158 or 0.03% of average loans, annualized in the second quarter of 2005, compared to 0.14% in the second quarter of 2004. Non-accrual loans decreased $1.9 million, loans past due greater than 90 days decreased $16,462 to zero, and other real estate increased $1.1 million compared to second quarter 2004 levels.

Noninterest income increased 75.3% in the second quarter of 2005 compared to the same period in 2004, mostly due to higher gains on sales of investment securities. Gains on the sales of investment securities totaled $468,351 in the second quarter of 2005, compared to $31,950 in the same period of 2004. The gains recognized in 2005 were primarily due to one securities transaction which was nonrecurring. Brokerage and investment services income was down $83,756 or 30.4% during the quarter. As the yield curve flattened, the demand from correspondent bank customers for fixed income securities has declined.

Noninterest expense was up 18.2% in the second quarter of 2005 compared to the same period in 2004, mostly due to higher spending for salaries and employee benefits. Salaries and employee benefits were up 36.6% and net occupancy expense was up 8.2% compared to the second quarter of 2004. The increases are primarily related to the expansion of our correspondent banking business. Equipment expense was down 9.9% and other operating expense was down 4.8% compared to the second quarter of 2004.

Financial Highlights

Six months ended June 30, 2005 compared to six months ended June 30, 2004

For the six months ended June 30, 2005, we reported net income of $2.3 million, down 29.3% from $3.2 million reported for the first six months of 2004. Net income per basic share for the six months ended June 30, 2005 was $0.33, down from $0.47 per basic share for the same period last year. Net income per diluted share for the six months ended June 30, 2005 was $0.30, down from $0.43 per diluted share for the six months ended June 30, 2004. Net income was down primarily because of a $1.6 million increase in the provision for income taxes.

Net income, before taxes, for the six months ended June 30, 2005 was $3.2 million, up 26.8% from $2.5 million for the first six months of 2004. Net income, before taxes, for the first six months of 2005 increased primarily because of a 21.7% increase in net interest income and a 23.6% increase in noninterest income. These favorable increases were offset by a 17.2% increase in noninterest expense and a 50.5% or $250,000 increase in the provision for loan losses.

Our net interest income increased to $9.3 million in the first six months of 2005 from $7.7 million in the same period in 2004. This increase was primarily attributable to increased volume of earning assets and net interest margin. Average earning assets increased 17.2% to $623.1 million or 98.2% of average total assets in the first six months of 2005, compared with $531.6 million or 98.4% in the same period in 2004. The net interest margin improved to 3.01% for the first six months of 2005.

The provision for loan losses increased $250,000 in the first six months of 2005 compared to the first half of 2004. This increase was primarily due to loan growth since net charge-offs were lower in 2005.

Noninterest income increased 23.6% in the first six months of 2005 compared to the same period in 2004, mostly due to higher gains on nonrecurring sales of investment securities.

For the six months ended June 30, 2005, noninterest expense was up 17.2% from the same period in 2004, mostly due to higher spending for salaries and employee benefits. In the first six months of 2005, additional staff was hired in the areas of correspondent lending, clearing and cash management, and investment services.

Total assets were $678.4 million at June 30, 2005, up 19.1% from $569.4 million at June 30, 2004, and 11.0% from $610.8 million at December 31, 2004. Loans were $446.5 million at June 30, 2005, up 29.3% from $345.4 million at June 30, 2004, and 15.2% from $387.5 million at December 31, 2004.

At June 30, 2005, nonperforming assets as a percent of total loans and other real estate owned decreased to 0.38% from 0.73% at June 30, 2004. Net charge-offs as a percent of average loans decreased to 0.05% for the first six months of 2005 from 0.14% for the same period in 2004.

Deposits grew to $512.1 million at June 30, 2005, mostly fueled by growth in CDs. Long-term debt was $103 million at June 30, 2005 compared to $91.8 million at June 30, 2004, and $95 million at December 31, 2004.

Earnings Review

The primary factors affecting the decrease in net income in the first six months of 2005 were a $1.6 million increase in the income tax accrual, a $250,000 or 50.5% increase in the provision for loan losses and a $959,920 or 17.2% increase in noninterest expense. These changes were partially offset by a $1.7 million or 21.7% increase in net interest income and a $222,460 or 23.6% increase in noninterest income.

Net Interest Income

Net interest income, the major component of our income, is the amount by which interest and fees generated by earning assets exceed the total interest costs of the funds used to carry them. Changes in the level of interest rates and the change in the amount and composition of earning assets and interest-bearing liabilities affect net interest income. The following table compares average balance sheet items and analyzes net interest income on a tax equivalent basis for the three months and six months ended June 30, 2005 and 2004.

Comparative Average Balance Sheets - Yields and Costs

	Three months ended June 30,
	2005			2004
	Average	Revenue/	Yield/	Average	Revenue/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
Interest-earning assets:
Loans (1)	$420,039,884	$7,133,086	6.81%	$337,729,778	$4,496,380	5.35%
Investment securities, taxable (2)	202,789,003	2,295,994	4.53	188,228,656	2,171,079	4.61
Interest-bearing balances due from banks	3,190,413	39,296	4.94	7,029,291	28,801	1.65
Trading securities	0	0	0.00	222,116	6,220	11.26
Federal funds sold and securities purchased under agreements to resell	22,829,096	171,423	3.01	14,487,017	37,394	1.04

Total interest-earning assets	$648,848,396	9,639,799	5.96%	547,696,858	6,739,874	4.95%

Noninterest-earning assets:
Cash and due from banks	3,439,466			2,588,206
Premises and equipment	795,092			911,528
Other, less allowance for loan losses	6,135,776			5,083,525

Total noninterest-earning assets	10,370,334			8,583,259

TOTAL ASSETS	$659,218,730			$556,280,117

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$4,258,555	9,326	0.88%	$6,966,774	15,922	0.92%
Savings	533,295	1,645	1.24	599,500	1,713	1.15
Money market	219,415,269	1,545,747	2.83	215,895,892	909,681	1.69
Time deposits	276,861,499	2,177,082	3.15	190,420,234	1,062,124	2.24

Total interest-bearing deposits	501,068,618	3,733,800	2.99	413,882,400	1,989,440	1.93
Federal funds purchased and securities sold under agreements to repurchase	3,491,289	25,505	2.93	57,143	174	1.22
Long-term debt	98,274,725	789,126	3.21	91,750,000	687,109	3.00
Subordinated debentures	12,372,000	185,540	6.02	10,992,527	227,450	8.32

Total interest-bearing liabilities	615,206,632	4,733,971	3.09%	516,682,070	2,904,173	2.26%

Noninterest-bearing liabilities:
Demand deposits	4,159,808			2,538,251
Other liabilities	4,937,662			4,253,047

Total noninterest-bearing liabilities	9,097,470			6,791,298

Stockholders’ equity	34,914,628			32,806,749

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$659,218,730			$556,280,117

Net interest income		$4,905,828			$3,835,701

Interest income/earning assets			5.96%			4.95%
Interest expense/earning assets			2.93			2.13

Net interest income/earning assets			3.03%			2.82%

(1)	Average loan balances are stated net of unearned income and include nonaccrual loans. Interest recognized on nonaccrual loans has been included in revenues.
(2)	The weighted average yields on securities are calculated on the basis of the yield to maturity based on the book value of each security.

Comparative Average Balance Sheets - Yields and Costs

	Six months ended June 30,
	2005			2004
	Average	Revenue/	Yield/	Average	Revenue/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
Interest-earning assets:
Loans (1)	$400,542,785	$12,955,733	6.52%	$332,802,956	$9,069,213	5.48%
Investment securities, taxable (2)	201,493,384	4,569,663	4.54	178,409,073	4,118,630	4.62
Interest-bearing balances due from banks	3,966,977	75,477	3.84	6,278,799	72,662	2.33
Trading securities	0	0	0.00	191,774	7,942	8.33
Federal funds sold and securities purchased under agreements to resell	17,066,857	240,224	2.84	13,874,429	52,533	0.76

Total interest-earning assets	$623,070,003	17,841,097	5.77%	531,557,031	13,320,980	5.04%

Noninterest-earning assets:
Cash and due from banks	3,224,800			2,519,233
Premises and equipment	814,120			953,323
Other, less allowance for loan losses	7,434,241			5,324,127

Total noninterest-earning assets	11,473,161			8,796,683

TOTAL ASSETS	$634,543,164			$540,353,714

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$4,165,492	17,949	0.87%	$8,650,496	40,266	0.94%
Savings	543,749	3,325	1.23	564,593	3,328	1.19
Money market	217,641,669	2,825,339	2.62	210,791,192	1,800,236	1.72
Time deposits	253,574,348	3,717,699	2.96	181,561,678	2,029,231	2.25

Total interest-bearing deposits	475,925,258	6,564,312	2.78	401,567,959	3,873,061	1.94
Federal funds purchased and securities sold under agreements to repurchase	4,881,372	63,581	2.63	1,111,437	5,175	0.94
Long-term debt	97,309,392	1,534,042	3.15	89,662,088	1,342,242	2.99
Subordinated debentures	12,372,000	353,697	5.77	10,146,264	439,790	8.72

Total interest-bearing liabilities	590,488,022	8,515,632	2.91%	502,487,748	5,660,268	2.27%

Noninterest-bearing liabilities:
Demand deposits	4,118,897			2,291,966
Other liabilities	4,515,183			3,585,975

Total noninterest-bearing liabilities	8,634,080			5,877,941

Stockholders’ equity	35,421,062			31,988,025

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$634,543,164			$540,353,714

Net interest income		$9,325,465			$7,660,712

Interest income/earning assets			5.77%			5.04%
Interest expense/earning assets			2.76			2.15

Net interest income/earning assets			3.01%			2.89%

(1)	Average loan balances are stated net of unearned income and include nonaccrual loans. Interest recognized on nonaccrual loans has been included in revenues.
(2)	The weighted average yields on securities are calculated on the basis of the yield to maturity based on the book value of each security.

Net interest income on a tax equivalent basis increased $1.7 million or 21.7% during the first six months of 2005 compared to the same period in 2004. This increase was primarily attributable to increases in the volume of earning assets and net interest margin.

Interest income on a tax equivalent basis increased $4.5 million or 33.9% in the first six months of 2005 due to increased volume of earning assets and yield on earning assets which increased to 5.77% in the first six months of 2005 from 5.04% in the first half of 2004. Average earning assets increased 17.2% to $623.1 million or 98.2% of average total assets in 2005, compared with $531.6 million or 98.4% in 2004. The two primary types of earning assets are loans and investment securities. The income generated from these assets is a function of their quality, growth, and yield. The growth in these earning assets was primarily the result of improved quality loan demand as average loans increased $67.7 million or 20.4%. Average investment securities increased $23.1 million or 12.9%. The yield on earning assets increased 73 basis points in 2005 because the yields on loans were higher due to the increase in interest rates.

The Federal Reserve increased the federal funds target rate by 25 basis points on June 30, 2005, May 3, 2005, March 22, 2005, February 2, 2005, December 14, 2004, November 10, 2004, September 21, 2004, August 10, 2004, and June 30, 2004 following a three-year period of declining rates.

During 2005, loans, which are typically our highest yielding earning asset, increased as a percentage of earning assets. Average loans were 64.3% of average earning assets in the first six months of 2005 versus 62.6% in the same period in 2004. The yield on loans increased 104 basis points from 5.48% in the first half of 2004 to 6.52% in the same period in 2005 largely due to higher loan rates during 2005. The majority of our loans are variable rate loans, which follow the changes in the prime rate. The yield on investment securities decreased from 4.62% in the first half of 2004 to 4.54% in the first six months of 2005 as higher yielding investments matured, were called or prepaid. The yield on Federal funds sold and securities purchased under agreements to resell, collectively, increased 208 basis points from 0.76% in the first half of 2004 to 2.84% in the first six months of 2005. The yield on interest-bearing deposits with banks increased 151 basis points from 2.33% in the first half of 2004 to 3.84% for the same period in 2005.

Our cost of funds increased $1.0 million or 37.2% in the first six months of 2005 compared to the same period in 2004, primarily due to the increased volume of interest-bearing liabilities and higher rates. Average interest-bearing liabilities increased $88.0 million or 17.5% in the first six months of 2005 compared to the same period in 2004. Interest-bearing deposits were up $74.4 million or 18.5%, primarily driven by growth in time deposits. Average long-term debt increased $7.6 million or 8.5% in the first six months of 2005 compared to the first half of 2004. Average long-term debt was 16.5% of interest-bearing liabilities during the first six months of 2005 versus 17.8% during the same period in 2004. The average rate paid on interest-bearing liabilities increased 64 basis points from 2.27% in the first half of 2004 to 2.91% in the same period in 2005, primarily due to the increased interest rate environment. The cost of deposits increased 84 basis points to 2.78% for the first six months of 2005 versus 1.94% for the same period in 2004. The primary reasons for this increase were the increased interest rate environment, more aggressive growth requirements due to improved loan demand, and a higher level of certificates of deposit. The average rate paid on subordinated debt decreased 295 basis points from 8.72% in the first half of 2004 to 5.77% in the same period in 2005, due to the refinancing of our 9.0% subordinated debt on June 1, 2004 with 3-month LIBOR plus 2.8% subordinated debt. Interest-bearing liabilities increased as a percentage of average earning assets to 94.8% in the first six months of 2005 from 94.5% in the first half of 2004.

The net interest margin increased 12 basis points from 2.89% for the first half of 2004 to 3.01% for the first six months of 2005. The net interest margin, computed by dividing net interest income by average earning assets, reflects the impact of noninterest-bearing funds on net interest income. Noninterest bearing funds decreased as a percent of earning assets in the first six months of 2005 to 5.2% from 5.5% in the first half of 2004, which adversely affected the net interest margin by 3 basis points.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management’s evaluation, should be adequate to absorb the inherent losses on outstanding loans. The provision for loan losses was $745,000 and $495,000 in the first six months of 2005 and 2004, respectively. The higher provision for loan losses was primarily due to stronger loan growth in the first six months of 2005.

Net loan charge-offs were $93,527, or 0.05% of average loans in the first six months of 2005 compared to $224,984, or 0.14% of average loans in the first half of 2004. The allowance for loan losses totaled 1.25% of loans as of June 30, 2005 compared to 1.27% as of June 30, 2004 and December 31, 2004. See “Loans,” “Nonperforming Assets,” and “Allowance for Loan Losses.”

Noninterest Income

Noninterest income consists of service charges on deposit accounts, gains on investment securities transactions, brokerage and investment services income, and other commissions and fees generated from various banking activities. As we mature, noninterest income should become a more important contributing factor to our overall profitability. Noninterest income increased $222,460 or 23.6% in the first six months of 2005 compared to the same period in 2004.

The largest component of noninterest income is brokerage and investment services income. Brokerage and investment services income is generated through our correspondent banking services, which began operations in 2002. The bulk of the fees are generated through fixed income investment sales to correspondent bank customers. Fees are also generated from the facilitation of brokered CDs and trust preferred securities offerings for these same customers. Brokerage and investment services income decreased 28.1% in the first six months of 2005 compared to the same period in 2004. As the yield curve flattened, the demand from correspondent bank customers for fixed income securities has declined.

Commissions and fees primarily include revenues from debit card services and loan participation fees. Commissions and fees decreased $58,742 during the first six months of 2005 compared to the same period in 2004 due to lower loan participation fee income.

Gains on sales of investment securities were $468,351 during the first six months of 2005 compared to $129,172 for the same period in 2004. These net gains result primarily from investment strategies used to take advantage of current market conditions and sales of short-term securities to provide liquidity for loan demand.

Service charges on deposit accounts increased $14,838 in the first six months of 2005 compared to the same period in 2004 due to higher correspondent banking analysis service charges.

Other operating income is higher in the first six months of 2005 compared to the first half of 2004 due to an increase of $53,164 in earnings on cash surrender value life insurance. We purchased $5.0 million of life insurance on certain officers in 2004.

Noninterest Expense

Noninterest expense increased $959,920 or 17.21% in the first six months of 2005 compared to the same period in 2004. Noninterest expense was higher primarily due to increased salaries and employee benefits.

Salaries and employee benefits, the largest component of noninterest expense, totaled $4.1 million and $3.2 million in the first six months of 2005 and 2004, respectively. The increase during the first six months of 2005 was primarily due to investment in new personnel and increased incentive pay related to loan production and investment division sales as our performance improved. We employed 84.5 and 67 full time equivalent employees at June 30, 2005 and June 30, 2004, respectively.

Net occupancy expense increased $18,333 during the first six months of 2005 compared to the first half of 2004, largely due to opening correspondent lending offices in Texas and North Carolina in 2004. Net equipment expense decreased $9,839 due to leasehold improvements being fully depreciated.

Other operating expense decreased $19,100 in the first six months of 2005 compared to the same period in 2004. The decrease in other operating expense was primarily due to savings in telephone and data communications expense. The following table presents a comparison of other operating expense by category.

Other Operating Expense

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Travel and lodging	$66,937	$57,601	$130,956	$135,638
Telephone and data communications	52,419	77,834	98,425	157,487
Software maintenance contracts	57,125	43,521	117,231	95,812
Director fees	82,000	76,000	166,000	161,750
Accounting fees	66,980	30,000	112,305	60,805
Investment seminars	47,290	75,170	94,223	92,307
Advertising	50,122	42,106	95,177	90,806
Postage, freight, & courier service	50,859	40,207	95,479	81,461
Franchise tax	41,250	41,250	82,500	82,500
Home equity closing costs	36,454	73,600	79,024	95,228
Other	390,848	432,045	759,951	796,577

Total	$942,284	$989,334	$1,831,271	$1,850,371

Income Taxes

We file a consolidated federal income tax return with our subsidiaries. We account for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, our deferred tax assets and liabilities were determined by applying federal and state tax rates currently in effect to the cumulative temporary book/tax differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

From time to time we engage in business plans that may also have an effect on our tax liabilities. If the tax effects of a plan are significant, our practice is to obtain the opinion of advisors that the tax effects of such plans should prevail if challenged. We have obtained the opinion of advisors that the tax aspects of certain plans should prevail. Examination of our income tax returns or changes in tax law may impact the tax benefits of these plans.

The first six months of 2005 provision for income tax increased $1.6 million compared to the first half of 2004. Tax benefits from loss carry-forwards from previous years totaling $1.2 million reduced income tax expense in 2004. Our effective income tax rate was 28.7% for the first six months of 2005 compared to a rate of (27.9%) in the first half of 2004. The effective tax rate increased in the first six months of 2005 compared to the same period in 2004 primarily due to higher levels of income before taxes and a lower level of remaining loss carry-forwards from previous years. In 2004, we realized substantially all of our loss carry-forwards from previous years and expect our tax expense to more closely reflect statutory federal and state income tax rates going forward.

Our federal and state income tax returns for the years 1999 through 2004 are open for review and examination by governmental authorities. In the normal course of these examinations, we are subject to challenges from governmental authorities regarding amounts of taxes due. We believe adequate provision for income taxes has been recorded for all years open for review.

Management’s determination of the realization of the deferred tax asset is based upon management’s judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by certain subsidiaries and the implementation of various plans to maximize realization of the deferred tax asset. Management believes that the subsidiaries will generate sufficient operating earnings to realize the deferred tax benefits. Our valuation allowances were zero at June 30, 2005 and $267,157 at June 30, 2004. In the second quarter of 2005, we determined, based on a state tax court ruling, that certain state tax benefits related to net operating loss carry-forwards would be utilized. We reversed a valuation allowance related to these tax benefits in the amount of $267,157 during the second quarter. At June 30, 2005 there was no remaining valuation allowance relating to deferred tax assets.

Year ended December 31, 2004 compared to Year ended December 31, 2003

For the year ended December 31, 2004, we reported net income of $5.4 million, up 15.0% from $4.7 million reported for 2003. Net income per basic share for the year ended December 31, 2004 was $0.77, up from $0.67 per basic share for 2003. Net income per diluted share improved 14.8% from $0.62 per share in 2003 to $0.72 per share in 2004. Net income was higher primarily because of a 13.4% increase in net interest income and a 53.4% increase in noninterest income.

Our net interest income increased to $16.4 million in 2004 from $14.5 million in 2003. This increase was primarily attributable to the increased volume of earning assets, since the net interest margin decreased slightly from 2.98% in 2003 to 2.97% in 2004. Average earning assets increased 13.5% to $552.8 million or 98.3% of average total assets in 2004, compared with $487.1 million or 99.3% in 2003.

The provision for loan losses decreased $10,000 in 2004 compared to 2003. This decrease was primarily due to lower net charge-offs in 2004 compared to 2003, and improving credit quality trends.

Noninterest income increased 53.4% in 2004 compared to 2003, mostly due to higher brokerage and investment services income.

For the year ended December 31, 2004, noninterest expense was up 10.3% from the same period in 2003, mostly due to higher spending for salaries and employee benefits. During 2004 we expanded our commitment to correspondent banking as we opened offices in Dallas, Texas and Winston-Salem, North Carolina. Additional staff was hired in the areas of correspondent lending, clearing and cash management, and investment services.

Total assets were $610.8 million at December 31, 2004, up 16.8% from $522.7 million at December 31, 2003. Loans were $387.5 million at December 31, 2004, up 19.6% from $324.1 million at December 31, 2003. Loans grew $8.7 million or 2.8% in 2003 from $315.4 million at December 31, 2002.

At December 31, 2004, nonperforming assets as a percent of total loans and other real estate owned increased to 0.49% from 0.27% at December 31, 2003. Nonperforming assets were higher due to one construction loan placed on nonaccrual status. Net charge-offs as a percent of average loans decreased to 0.09% from 0.29% in 2003. The net charge-off ratio has declined significantly over the last three years.

Deposits grew to $456.7 million at December 31, 2004, mostly fueled by growth in CDs. Long-term debt was $95 million at December 31, 2004 compared to $86.8 million at December 31, 2003.

On May 27, 2004, Nexity Capital Trust II, a Delaware statutory trust established by us, issued $12,372,000 in subordinated debt with a floating rate of 3-month LIBOR plus 280 basis points (2.80%), which is set each quarter, and matures July 23, 2034. Pursuant to regulatory guidelines, $12,000,000 is classified as Tier 1 capital for regulatory capital purposes. At December 31, 2004, Nexity Financial Corporation and Nexity Bank were considered “well-capitalized” pursuant to banking regulations.

Results of Operations

The primary factors affecting the increase in net income for 2004 were a $1.9 million or 13.4% increase in net interest income, a $593,208 or 53.4% increase in noninterest income and a slight decrease in the provision for loan losses. These favorable changes were partially offset by a $1.1 million or 10.3% increase in noninterest expense, and moving from a tax benefit status to tax expense status.

Return on average assets and return on average stockholders’ equity are key measures of earnings performance. Return on average assets improved from 0.95% in 2003 to 0.96% in 2004. Return on average stockholders’ equity increased from 16.1% in 2003 to 16.4% in 2004.

Table 1 provides a summary of the statement of income, balance sheet, and selected ratios for June 30, 2005 and 2004 and the five years ended December 31, 2004, 2003, 2002, 2001, and 2000. A more detailed analysis of each component of our net income is included under the appropriate captions, which follow.

Table 1

Nexity Financial Corporation and Subsidiaries

Selected Financial Data

	As of and for the Six months ended June 30,		As of and for the Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Summary of Operating Results
Interest income	$17,841,097	$13,320,980	$28,612,182	$25,667,198	$24,170,160	$23,242,629	$12,692,597
Interest expense	8,515,632	5,660,268	12,166,829	11,169,458	12,217,437	13,881,804	7,608,350

Net interest income	9,325,465	7,660,712	16,445,353	14,497,740	11,952,723	9,360,825	5,084,247
Provision for loan losses	745,000	495,000	1,115,000	1,125,000	1,785,000	2,639,000	1,867,500

Net interest income after provision for loan losses	8,580,465	7,165,712	15,330,353	13,372,740	10,167,723	6,721,825	3,216,747
Noninterest income	1,164,063	941,603	1,704,334	1,111,126	561,002	1,326,940	338,905
Noninterest expense	6,540,575	5,580,655	11,386,035	10,322,234	9,451,885	9,364,820	8,985,376

Income (loss) before income taxes	3,203,953	2,526,660	5,648,652	4,161,632	1,276,840	(1,316,055)	(5,429,724)
Provision (benefit) for income taxes	918,822	(703,767)	273,646	(514,310)	70,110	14,266	37,600

Net income (loss)*	$2,285,131	$3,230,427	$5,375,006	$4,675,942	$1,206,730	$(1,330,321)	$(5,467,324)

Net income (loss) per share—basic*	$0.33	$0.47	$0.77	$0.67	$0.18	$(0.19)	$(0. 83)
Net income (loss) per share—diluted*	$0.30	$0.43	$0.72	$0.62	$0.16	$(0. 19)	$(0.83)
Average common shares outstanding—basic	6,949,357	6,940,997	6,941,062	6,934,518	6,879,058	6,849,463	6,553,472
Average common shares outstanding—diluted	7,553,033	7,485,749	7,501,570	7,494,238	7,495,235	6,849,463	6,553,472

Selected Period-End Balance Sheet Data
Total assets	$678,398,092	$569,437,642	$610,765,668	$522,679,049	$458,767,322	$350,507,468	$239,499,592
Interest-earning assets	665,872,754	556,136,224	601,671,293	518,111,286	454,823,005	345,721,208	228,801,026
Investment securities	203,211,422	195,961,953	200,658,859	176,012,083	132,064,044	64,357,000	93,845,194
Loans—net of unearned income	446,496,100	345,389,366	387,503,339	324,059,297	315,360,133	280,189,703	131,567,695
Deposits	512,088,587	430,319,269	456,691,342	388,255,217	357,928,631	293,206,092	205,273,259
Noninterest-bearing deposits	2,775,987	1,715,411	3,319,315	1,724,487	4,997,969	1,813,855	1,500,578
Interest-bearing deposits	509,312,600	428,603,858	453,372,027	386,530,730	352,930,662	291,392,237	203,772,681
Interest-bearing liabilities	603,803,600	532,725,858	568,008,027	487,580,730	423,980,662	320,442,237	208,772,681
Long-term borrowings	103,000,000	91,750,000	95,000,000	86,750,000	61,750,000	21,750,000	5,000,000
Stockholders’ equity	38,231,973	30,979,778	35,558,306	30,582,669	26,439,688	24,476,834	25,751,423

*	Our effective tax rates for the first six months of 2005 and 2004 were 28.7% and (27.9)%, respectively. Our effective tax rates were 4.8% for 2004, (12.4%) for 2003, 5.5% for 2002, (.01)% for 2001 and (.01)% for 2000. In 2004 we realized substantially all of our loss carry-forwards from previous years and expect our tax expense to more closely reflect statutory federal and state income tax rates going forward.

	As of and for the Six months ended June 30,		As of and for the Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Ratios
Return on average assets	0.73%	1.20%	0.96%	0.9%	0.31%	(0.43)%	(3.66)%
Return on average stockholders’ equity	13.01	20.84	16.40	16.10	4.87	(5.32)	(24.86)
Net yield on average interest-earning assets (tax equivalent)	3.02	2.90	2.97	2.98	3.07	3.09	3.59
Average loans to average deposits	83.44	82.41	83.09	81.79	90.97	82.24	54.26
Total loans to interest-earning assets	67.05	62.11	64.40	62.55	69.34	81.04	57.50
Noninterest-bearing deposits to total deposits	0.54	0.408	0.73	0.44	1.40	0.62	0.73
Net loan losses to average loans	0.05	0.14	0.09	0.29	0.45	0.51	0.23
Nonperforming assets to total loans	0.38	0.73	0.49	0.27	0.33	0.24	0.07
Allowance for loan losses to total loans	1.25	1.27	1.27	1.27	1.23	1.22	1.42
Allowance for loan losses to nonperforming loans	23,973.51	224.98	271.15	1,365.09	574.93	507.56	2,015.03
Average stockholders’ equity to average assets	5.58	5.77	5.83	5.92	6.30	8.12	14.72
Tier 1 risk-based capital ratio	9.23	10.08	9.66	9.84	9.09	9.26	14.14
Total risk-based capital ratio	10.29	11.33	10.74	10.89	10.43	10.33	15.28
Tier 1 leverage ratio	7.36	7.78	7.62	7.45	7.60	8.70	9.60
Efficiency ratio	65.27	65.62	63.46	67.74	76.45	97.02	166.37
Dividend payout ratio	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*	Our effective tax rates for the first six months of 2005 and 2004 were 28.7% and (27.9)%, respectively. Our effective tax rates were 4.8% for 2004, (12.4%) for 2003, 5.5% for 2002, (.01)% for 2001 and (.01)% for 2000. In 2004 we realized substantially all of our loss carry-forwards from previous years and expect our tax expense to more closely reflect statutory federal and state income tax rates going forward.

Net Interest Income

Net interest income, the major component of our income, is the amount by which interest and fees generated by earning assets exceed the total interest costs of the funds used to carry them. Changes in the level of interest rates and the change in the amount and composition of earning assets and interest-bearing liabilities affect net interest income. Table 2, Comparative Average Balance Sheets—Yields and Costs, compares average balance sheet items and analyzes net interest income on a tax equivalent basis for the three years ended December 31, 2004, 2003 and 2002.

Table 2

Comparative Average Balance Sheets—Yields and Costs

	2004			2003
	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
Interest-earning assets:
Loans (1)	$347,935,675	$19,819,683	5.70%	$302,651,532	$17,767,432	5.87%
Investment securities, taxable (2)	186,312,794	8,488,963	4.56	160,977,841	7,537,598	4.68
Interest-bearing balances due from banks	5,449,854	104,870	1.92	13,035,168	240,908	1.85
Trading securities	157,779	11,262	7.14	171,809	7,894	4.59
Federal funds sold and securities purchased under agreements to resell	12,965,748	187,404	1.45	10,241,812	113,366	1.11

Total interest-earning assets	552,821,850	28,612,182	5.18%	487,078,162	25,667,198	5.27%

Noninterest-earning assets:
Cash and due from banks	2,503,588			1,815,878
Premises and equipment	889,923			1,171,672
Other, less allowance for loan losses	6,118,064			545,369

Total noninterest-earning assets	9,511,575			3,532,919

TOTAL ASSETS	$562,333,425			$490,611,081

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$6,452,829	$59,027	0.91%	$8,762,866	$91,798	1.05%
Savings	535,678	6,467	1.21	423,956	5,680	1.34
Money market	211,415,498	3,903,701	1.85	216,328,483	4,093,632	1.89
Time deposits	197,774,546	4,621,625	2.34	142,321,111	3,751,765	2.64

Total interest-bearing deposits	416,178,551	8,590,820	2.06	367,836,416	7,942,875	2.16
Federal funds purchased and securities sold under agreements to repurchase	3,241,081	46,323	1.43	341,774	4,093	1.20
Long-term debt	92,168,716	2,795,559	2.99	77,489,726	2,385,490	3.04
Subordinated debentures	11,265,213	734,127	6.52	9,300,000	837,000	9.00

Total interest-bearing liabilities	522,853,561	12,166,829	2.33%	454,967,916	11,169,458	2.45%

Noninterest-bearing liabilities:
Demand deposits	2,584,897			2,218,319
Other liabilities	4,129,707			4,377,956

Total noninterest-bearing liabilities	6,714,604			6,596,275

Stockholders’ equity	32,765,260			29,046,890

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$562,333,425			$490,611,081

Net interest income		$16,445,353			$14,497,740

Interest income/earning assets			5.18%			5.27%
Interest expense/earning assets			2.20			2.29

Net interest income/earning assets			2.97%			2.98%

	2002
	Average Balance	Revenue/ Expense	Yield/ Rate
Interest-earning assets:
Loans (1)	$298,376,496	$18,977,251	6.36%
Investment securities, taxable (2)	78,971,445	4,981,244	6.31
Interest-bearing balances due from banks	4,498,051	89,370	1.99
Trading securities	0	0	0.00
Federal funds sold and securities purchased under agreements to resell	7,430,627	122,295	1.65

Total interest-earning assets	389,276,619	24,170,160	6.21%

Noninterest-earning assets:
Cash and due from banks	1,918,693
Premises and equipment	1,534,495
Other, less allowance for loan losses	450,188

Total noninterest-earning assets	3,903,376

TOTAL ASSETS	$393,179,995

Interest-bearing liabilities:
Interest-bearing deposits:
Interest checking	$4,123,755	$70,817	1.72%
Savings	320,817	5,982	1.86
Money market	169,283,301	4,559,724	2.69
Time deposits	151,656,083	5,723,583	3.77

Total interest-bearing deposits	325,383,956	10,360,106	3.18
Federal funds purchased and securities sold under agreements to repurchase	334,104	6,396	1.91
Long-term debt	27,955,479	1,102,935	3.89
Subordinated debentures	8,324,658	748,000	8.99

Total interest-bearing liabilities	361,998,197	12,217,437	3.37%

Noninterest-bearing liabilities:
Demand deposits	2,862,941
Other liabilities	3,533,738

Total noninterest-bearing liabilities	6,396,679

Stockholders’ equity	24,785,119

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$393,179,995

Net interest income		$11,952,723

Interest income/earning assets			6.21%
Interest expense/earning assets			3.14

Net interest income/earning assets			3.07%

(1)	Average loan balances are stated net of unearned income and include nonaccrual loans. Interest recognized on nonaccrual loans has been included in revenues.
(2)	The weighted average yields on securities are calculated on the basis of the yield to maturity based on the book value of each security.

Net interest income on a tax equivalent basis increased $1.9 million or 13.4% from $14.5 million in 2003 to $16.4 million in 2004. This increase was primarily attributable to the increased volume of earning assets, since the net interest margin decreased slightly from 2.98% in 2003 to 2.97% in 2004. Net interest income on a tax equivalent basis was $12.0 million in 2002, which resulted in a net interest margin of 3.07%.

Interest income on a tax equivalent basis increased $2.9 million or 11.5% in 2004 due to increased volume of earning assets since the yield on earning assets decreased to 5.18% in 2004 from 5.27% in 2003. Average earning assets increased 13.5% to $552.8 million or 98.3% of average total assets in 2004, compared with $487.1 million or 99.3% in 2003. The two primary types of earning assets are loans and investment securities. The income generated from these assets is a function of their quality, growth, and yield. The growth in these earning assets was primarily the result of improved quality loan demand as average loans increased $45.3 million or 15.0%. Average investment securities increased $25.3 million or 15.7%. The yield on earning assets decreased 9 basis points in 2004 because the yields on loans and investment securities were lower. The yield on earning assets for the year ended December 31, 2002 was 6.21%.

During 2004, loans, which are typically our highest yielding earning asset, increased as a percentage of earning assets. Average loans were 62.9% of average earning assets in 2004 versus 62.1% in 2003. The yield on loans decreased 17 basis points from 5.87% in 2003 to 5.70% in 2004 largely due to lower loan rates during 2004. The yield on loans for 2002 was 6.36%. The yield on investment securities decreased from 4.68% in 2003 to 4.56% in 2004 as higher yielding investments matured, were called or prepaid. The yield on Federal funds sold and securities purchased under agreements to resell, collectively, increased 34 basis points from 1.11% in 2003 to 1.45% in 2004. The yield on interest-bearing deposits with banks increased 7 basis points from 1.85% in 2003 to 1.92% in 2004.

Our cost of funds increased $997,371 or 8.9% in 2004 primarily due to the increased volume of interest-bearing liabilities since the cost of interest bearing liabilities decreased to 2.33% in 2004 from 2.45% in 2003. Average interest-bearing liabilities increased $67.9 million or 14.9% in 2004 compared to $93.0 million or 25.7% in 2003. Interest-bearing deposits were up $48.3 million or 13.1%, primarily driven by growth in time deposits. Average long-term debt increased $14.7 million in 2004 from $77.5 million in 2003 to $92.2 million. The average rate paid on interest-bearing liabilities decreased 12 basis points from 2.45% in 2003 to 2.33% in 2004, primarily due to the decreased interest rate environment. The average rate paid on interest-bearing liabilities was 3.37% in 2002. Average long-term debt was 17.6% of interest-bearing liabilities in 2004 versus 17.0% in 2003. Interest-bearing liabilities increased as a percentage of average earning assets to 94.6% in 2004 from 93.4% in 2003.

The Federal Reserve increased the federal funds target rate by 25 basis points on December 14, 2004, November 10, 2004, September 21, 2004, August 10, 2004, and June 30, 2004 following a three-year period of declining rates.

The net interest margin, computed by dividing net interest income by average earning assets, reflects the impact of noninterest-bearing funds on net interest income. Noninterest bearing funds decreased as a percent of earning assets in 2004 to 5.4% from 6.6% in 2003, which adversely affected the net interest margin by three basis points. Table 3, the Analysis of Net Interest Income Changes, shows the impact of balance sheet changes, which occurred during 2004, and the changes in interest rate levels.

Table 3

Analysis of Net Interest Income Changes

	2004 compared to 2003			2003 compared to 2002
	Change in Volume (1)	Change in Rate	Total	Change in Volume (1)	Change in Rate	Total
Interest income:
Loans (2)	$2,592,609	$(540,358)	$2,052,251	$268,615	$(1,478,434)	$(1,209,819)
Investment securities, taxable	1,159,003	(207,638)	951,365	4,104,821	(1,548,467)	2,556,354
Interest-bearing balances due from banks	(145,580)	9,542	(136,038)	158,198	(6,660)	151,538
Trading securities	(691)	4,059	3,368	7,894	0	7,894
Federal funds sold and securities purchased under agreements to resell	34,440	39,598	74,038	38,146	(47,075)	(8,929)

Total interest-earning assets	$3,639,781	$(694,797)	$2,944,984	$4,577,674	$(3,080,636)	$1,497,038

Interest expense:
Interest checking	$(22,128)	$(10,643)	$(32,771)	$56,596	$(35,615)	$20,981
Savings	1,389	(602)	787	1,635	(1,937)	(302)
Money market	(91,879)	(98,052)	(189,931)	1,085,120	(1,551,212)	(466,092)
Time deposits	1,333,297	(463,437)	869,860	(334,298)	(1,637,520)	(1,971,818)
Federal funds purchased and securities sold under agreements to repurchase	41,288	942	42,230	144	(2,447)	(2,303)
Long-term debt	445,708	(35,639)	410,069	1,572,264	(289,709)	1,282,555
Subordinated debentures	155,704	(258,577)	(102,873)	87,779	1,221	89,000

Total interest-bearing liabilities	1,863,379	(866,008)	997,371	2,469,240	(3,517,219)	(1,047,979)

Net interest income	$1,776,402	$171,211	$1,947,613	$2,108,434	$436,583	$2,545,017

(1)	Volume-rate changes have been allocated to each category based on the percentage of the total change.
(2)	Balances of nonaccrual loans and related income recognized have been included for computational purposes.

Provision for Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in management’s evaluation, should be adequate to absorb the inherent losses on outstanding loans. The provision for loan losses was $1,115,000, $1,125,000, and $1,785,000 in 2004, 2003, and 2002, respectively. The decrease in the provision for loan losses in 2004 and 2003 was primarily due to decreased net charge-offs in both years.

Net loan charge-offs were $305,807, or 0.09% of average loans in 2004 compared to $890,246, or 0.29% of average loans in 2003 and $1,333,218 or 0.45% of average loans in 2002. The allowance for loan losses totaled 1.27% of loans as of December 31, 2004, and 2003 compared to 1.23% in 2002. See “Loans,” “Nonperforming Assets,” and “Allowance for Loan Losses.”

Noninterest Income

Noninterest income consists of service charges on deposit accounts, gains on investment securities transactions, brokerage and investment services income, and other commissions and fees generated from various banking activities. As we mature, noninterest income will become a more important contributing factor to our overall profitability. Noninterest income increased $593,208 or 53.4% and totaled $1.7 million in 2004 compared to $1.1 million in 2003 and $561,002 in 2002.

The largest component of noninterest income is brokerage and investment services income. Brokerage and investment services income is generated through our correspondent banking services, which began operations in 2002. The bulk of the fees generated are through fixed income investment sales to correspondent bank customers. Fees are also generated from the facilitation of brokered CDs and trust preferred securities offerings for these same customers. Brokerage and investment services income was $877,365 in 2004 compared to $345,802 in 2003 and $32,205 in 2002.

Commissions and fees include revenues from debit card services and loan participation fees. The slight decrease in commissions and fees in 2004 compared to 2003 is due to slightly lower loan participation fee income and wire transfer fee income. The slight increase in commissions and fees in 2003 compared to 2002 is primarily due to higher loan participation fee income.

Gains on sales of investment securities were down in 2004 compared to 2003 and 2002. The net gains in all three years resulted primarily from investment strategies used to take advantage of current market conditions and sales of short-term securities to provide liquidity for anticipated loan demand.

Service charges on deposit accounts were higher in 2004 compared to 2003 and 2002 due to higher correspondent banking analysis service charges.

Other operating income is higher in 2004 compared to 2003 and 2002 due to $169,554 in earnings on cash surrender value life insurance. We purchased $5.0 million of life insurance on certain officers in 2004.

Noninterest Expense

Noninterest expense increased $1.1 million or 10.3% and totaled $11.4 million in 2004 compared with $10.3 million in 2003. In 2003, noninterest expense increased $870,349 or 9.2% from $9.5 million in 2002. Noninterest expense was higher primarily due to higher salaries and employee benefits.

Salaries and employee benefits, the largest component of noninterest expense, totaled $6.6 million in 2004, $5.7 million in 2003, and $5.2 million in 2002. The increases during 2004 and 2003 were primarily due to investment in new personnel and increased incentive pay as our performance improved. Merit increases also contributed to this increase. At the end of 2004, we employed 77.5 full time equivalent employees, compared to 69.5 at the end of 2003 and 64.5 at the end of 2002.

Net occupancy expense and equipment expense increased slightly during 2004, largely due to opening two additional correspondent lending offices. Net occupancy expense increased 11.2% in 2003 mostly due to the expansion of our Birmingham office. Equipment expense decreased in 2003 largely due to decreased depreciation expense.

Other operating expense increased 3.6% in 2004 primarily due to increased spending related to the expansion of our correspondent banking business including marketing efforts and professional fees. Other operating expense increased 10.9% in 2003 primarily due to spending related to technology including data communications and software licenses and maintenance contracts. Note 13 to the 2004 Consolidated Financial Statements presents a comparison of other operating expense by category.

Our overhead efficiency ratio was 63.5% in 2004 compared to 67.7% in 2003 and 76.5% in 2002. The efficiency ratio measures the amount of expense incurred to generate a dollar of revenue. We anticipate further improvement in this ratio as we mature.

Income Taxes

Nexity Financial Corporation and its subsidiaries file a consolidated federal income tax return. We account for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, our deferred tax assets and liabilities were determined by applying federal and state tax rates currently in effect to our cumulative temporary book/tax differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

From time to time we engage in business plans that may also have an effect on our tax liabilities. If the tax effects of a plan are significant, our practice is to obtain the opinion of advisors that the tax effects of such plans should prevail if challenged. We have obtained the opinion of advisors that the tax aspects of certain plans should prevail. Examination of our income tax returns or changes in tax law may impact the tax benefits of these plans.

Total income tax expense included in the Consolidated Statements of Income was $273,646 in 2004. Tax benefits from loss carry-forwards from previous years totaling $1.2 million reduced income tax expense in 2004. We had an income tax benefit of $514,310 in 2003 and income tax expense of $70,110 in 2002. Our effective income tax rates were 4.8% for 2004, (12.4%) for 2003 and 5.5% for 2002. The effective tax rate increased in 2004 compared to 2003 primarily due to higher levels of income before taxes since we realized loss carryforwards in each period. We have realized substantially all of our loss carryforwards from previous years and expect our tax expense to more closely reflect federal and state income tax rates going forward.

Our federal and state income tax returns for the years 1999 through 2003 are open for review and examination by governmental authorities. In the normal course of these examinations, we are subject to challenges from governmental authorities regarding amounts of taxes due. We believe adequate provision for income taxes has been recorded for all years open for review.

Management’s determination of the realization of the deferred tax asset is based upon management’s judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by certain subsidiaries and the implementation of various plans to maximize realization of the deferred tax asset. Management believes that the subsidiaries will generate sufficient operating earnings to realize the deferred tax benefits. In 2004, we had a net operating loss carry-forward for state tax purposes of $6,227,433. In 2003, we had both federal and state net operating loss carry-forwards from previous years. Our valuation allowances were $267,157 at December 31, 2004, compared with $2,013,405 at December 31, 2003. The valuation allowance decreased in 2004 compared to 2003 primarily due to the fact that we realized all of our federal loss carry-forwards from previous years and were uncertain whether we would be able to realize the benefits related to the remaining portion of state net operating loss carry-forwards.

For further information concerning income tax expense, refer to Note 9 of the 2004 Consolidated Financial Statements.

Table 4 provides the average balances for the different sources and uses of our funds and is discussed in the “Balance Sheet Review” below.

Table 4

Sources and Uses of Funds

(Average balances)

	2004		2003		2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Composition of Sources:
Demand deposits	$2,584,897	0.5%	$2,218,319	0.5%	$2,862,941	0.7%	$2,970,559	0.9%	$4,681,034	3.1%
Interest checking	6,452,829	1.1	8,762,866	1.8	4,123,755	1.0	3,451,512	1.1	2,558,690	1.7
Savings	535,678	0.1	423,956	0.1	320,817	0.1	153,447	0.1	2,494,252	1.7
Money market	211,415,498	37.6	216,328,483	44.1	169,283,301	43.1	110,690,047	36.0	54,034,474	36.2
Time deposits	197,774,546	35.2	142,321,111	29.0	151,656,083	38.6	144,483,088	46.9	61,638,834	41.2
Short-term borrowings	3,241,081	0.6	341,774	0.1	334,104	0.1	1,634,444	0.5	650,801	0.4
Long-term borrowings	92,168,716	16.4	77,489,726	15.8	27,955,479	7.1	10,950,000	3.5	68,306	0.1
Subordinated debentures	11,265,213	2.0	9,300,000	1.9	8,324,658	2.1	3,884,468	1.3	0	0.0
Other liabilities	4,129,707	0.7	4,377,956	0.9	3,533,738	0.9	4,516,599	1.5	1,308,984	0.9
Stockholders’ equity	32,765,260	5.8	29,046,890	5.9	24,785,119	6.3	25,125,391	8.2	21,993,552	14.7

Total sources	$562,333,425	100.0%	$490,611,081	100.0%	$393,179,995	100.0%	$307,859,555	100.0%	$149,428,927	100.0%

Composition of Uses:
Loans	$347,935,675	61.9%	$302,651,532	61.7%	$298,376,496	75.9%	$215,263,703	69.9%	$68,048,049	45.5%
Investment securities	186,312,794	33.1	160,977,841	32.8	78,971,445	20.1	78,738,848	25.6	63,669,418	42.6
Other interest-earning assets	18,573,381	3.3	23,448,789	4.8	11,928,678	3.0	8,986,737	2.9	9,814,813	6.6

Total interest-earning assets	552,821,850	98.3	487,078,162	99.3	389,276,619	99.0	302,989,288	98.4	141,532,280	94.7
Noninterest-earning assets	9,511,575	1.7	3,532,919	0.7	3,903,376	1.0	4,870,267	1.6	7,896,647	5.3

Total sources	$562,333,425	100.0%	$490,611,081	100.0%	$393,179,995	100.0%	$307,859,555	100.0%	$149,428,927	100.0%

(1)	Loan balances are stated net of unearned income.

Balance Sheet Review

Investment Securities

The investment securities portfolio serves as a vehicle to generate interest and dividend income from the investment of funds, provide liquidity to meet funding requirements, manage interest rate risk, and provide collateral for public deposits and borrowed money. All investment securities are classified as available-for-sale and are recorded at fair value. We primarily invest in securities of U.S. Government agencies and corporations and mortgage related securities with average lives approximating five years.

Investment securities were $203.2 million at June 30, 2005, compared with $196.0 million at June 30, 2004. At June 30, 2005, investment securities represented 30.0% of total assets compared with 34.4% at June 30, 2004. The primary reason for the increase in the mix of investment securities was improved loan demand. We had an unrealized gain on investment securities available-for-sale, net of tax, of $661,122 at June 30, 2005, compared with an unrealized loss of $2.1 million at the same time last year. The increase in the value of the portfolio was primarily related to the flattening of the yield curve, as long-term interest rates were lower at June 30, 2005 versus June 30, 2004. However, if interest rates continue to rise, we expect to have a net unrealized loss.

Table 5

Investment Securities Portfolio Composition

	June 30,		December 31, 2004
	2005	2004
Available for Sale (at fair value)
Securities of U.S. Government agencies and corporations	$56,654,146	$54,841,039	$55,317,008
Mortgage-backed securities	133,523,851	127,719,089	131,084,626
Other debt securities	6,589,400	8,178,300	8,215,300

Total debt securities	196,767,397	190,738,428	194,616,934
Equity securities	6,444,025	5,223,525	6,041,925

Total	$203,211,422	$195,961,953	$200,658,859

Total securities as a percentage of total assets	29.97%	34.41%	32.85%

Percentage of Total Securities Portfolio
Securities of U.S. Government agencies and corporations	27.88%	27.98%	27.57%
Mortgage-backed securities	65.71	65.18	65.33
Other debt securities	3.24	4.17	4.09

Total debt securities	96.83	97.33	96.99
Equity securities	3.17	2.67	3.01

Total	100.00%	100.00%	100.00%

Investment securities were $200.7 million at December 31, 2004, compared with $176.0 million at December 31, 2003. At December 31, 2004, investment securities represented 32.9% of total assets compared with 33.7% at December 31, 2003. The reason for the slight decline in the mix of investment securities was improved loan demand in 2004. We had an unrealized gain on investment securities available-for-sale, net of tax, of $343,085 at December 31, 2004, compared to $743,454 at the same time last year. The slight decrease in the unrealized gain was primarily related to the increase in interest rates in 2004. The amortized cost, fair value, tax equivalent yield, and contractual maturity schedule of debt securities at December 31, 2004 are shown in Table 6. Actual maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

Table 6

Investment Securities Maturity Schedule

(December 31, 2004)

(Dollars in thousands)

	Amortized Cost	Fair Value	Tax Equivalent Yield
U.S. Government agencies:
Within one year	$0	$0	0.00%
One to five years	15,991	15,981	4.00
Five to ten years	39,059	39,336	5.01
Over ten years	0	0	0.00

Total	55,050	55,317	4.72

Mortgage-backed securities:
Within one year	0	0	0.00
One to five years	2,448	2,409	3.52
Five to ten years	7,269	7,262	3.89
Over ten years	121,305	121,414	4.60

Total	131,022	131,085	4.54

Other debt securities:
Within one year	0	0	0.00
One to five years	0	0	0.00
Five to ten years	0	0	0.00
Over ten years	8,000	8,215	6.15

Total	8,000	8,215	6.15

Equity securities (1)	6,042	6,042	N/A

Total portfolio	$200,114	$200,659	4.66%

(1)	Equity securities have no contractual maturity or yield and accordingly are excluded from the yield calculation.

Average investment securities excluding the unrealized gain on available-for-sale securities were $202.4 million during the first six months of 2005, an increase of 12.5% from the $179.8 million in 2004. The increase in average investment securities was due to the overall growth in the balance sheet and securities purchased to leverage available capital. The average tax equivalent portfolio yield decreased slightly in the first six months of 2005 to 4.52% from 4.58% in 2004. The decrease in yield was the result of higher yielding agency securities that were called and reinvested at lower yields and mortgage securities that prepaid and the proceeds were invested at lower yields.

Average investment securities excluding the unrealized gain on available-for-sale securities were $186.3 million in 2004, an increase of 15.7% from the $161.0 million in 2003. The increase in average investment securities was due to the overall growth in the balance sheet and securities purchased to leverage available capital. The average tax equivalent portfolio yield decreased slightly in 2004 to 4.56% from 4.68% in 2003. The decrease in yield was the result of higher yielding agency securities that were called and reinvested at lower yields and mortgage securities that prepaid and the proceeds were invested at lower yields.

The duration of the debt securities portfolio increased to approximately 4.4 years at June 30, 2005 from approximately 4.0 years at June 30, 2004. If interest rates continue to rise, the duration of the portfolio will continue to extend. The duration of the debt securities portfolio decreased to approximately 3.3 years at December 31, 2004 from approximately 3.6 years at December 31, 2003.

We realized $468,351 in gains from the sale of $4.3 million of available-for-sale securities during the six months ended June 30, 2005 versus $129,172 in gains from the sale of $4.9 million of available-for-sale securities during the same period in 2004. We realized $207,690 in gains from the sale of $6.9 million of available-for-sale securities during 2004. We realized $371,249 in gains from the sale of $13.0 million of available-for-sale securities during 2003. We realized $150,625 in gains from the sale of $2.2 million of available-for-sale securities during 2002.

We had no investment securities held-to-maturity and recorded at amortized cost at December 31, 2004 and 2003.

Loans

Loans, the largest component of earning assets, totaled $446.5 million and represented 65.8% of total assets and 87.2% of total deposits at June 30, 2005, compared with $345.4 million and 60.7% of total assets and 80.3% of total deposits at June 30, 2004. During the first six months of 2005, average loans grew 20.4% to $400.5 million from $332.8 million during the same period in 2004. We focused its growth in our current market areas, strong loan quality, and expansion of existing customer relationships.

Loans totaled $387.5 million and represented 63.4% of total assets and 84.9% of total deposits at December 31, 2004, compared with $324.1 million and 62.0% of total assets and 83.5% of total deposits at December 31, 2003. In 2004, average loans grew 15.0% to $347.9 million from $302.7 million in 2003. The primary strategy for loan generation is buying loan participations from community banks. Community banks sell loan participations primarily due to legal lending limitations, liquidity purposes, and other special needs. Our correspondent lenders focus primarily on small and medium-sized banks in Alabama, Georgia, Florida, North Carolina, South Carolina, and Texas. Our lenders have a high level of experience dealing with community banks and analyzing the different types of loans in these market areas.

Loan policies and procedures provide the overall direction for administration of the loan portfolio. The lending strategy focuses on quality growth in each of our market areas. Our loan underwriting process is intended to ensure that sound and consistent credit decisions are made.

The loans generated through community bank loan participations are typically real estate construction loans, commercial real estate loans, and loans secured by common stock of community banks. Construction and commercial real estate loans are typically syndicated because they exceed the community bank’s legal lending limit, and the size of the loan is usually between $1 million and $5 million. We use standard underwriting policies and procedures for each loan participation purchased. These loans are geographically dispersed through our market areas and are not concentrated in one small geographic region or state. We attempt to minimize the risk by generally making a significant amount of these type loans only on owner-occupied properties, by requiring collateral values that exceed the loan amount, adequate cash flow to service the debt, and in most cases, the personal guarantees of principals of the borrowers.

We have established concentration limits on real estate construction loans of 275.0% of total capital and at June 30, 2005, these loans totaled $111.8 million or 198.1% of total capital. We also have established concentration limits on loans secured by common stock of community banks of 125.0% of total capital and at June 30, 2005, these loans totaled $49.9 million or 88.5% of total capital. This limitation includes loans to stockholders of community banks and not loans made directly to bank holding companies. At December 31, 2004, real estate construction loans totaled $108.0 million or 214.2% of total capital and loans secured by common stock of community banks totaled $48.2 million or 95.6% of total capital.

Even though loan policies and procedures may provide the basis for a quality loan portfolio with minimal risk, at times individual borrowers do encounter problems, which result in lower credit quality and higher risk of loss. Additionally, general deterioration of loan quality may result from weaknesses in specific industries or the economy in general. During 2004 and the first quarter of 2005, we did not experience credit deterioration attributable to adverse trends in specific markets or changes in the economy.

The following table shows the carrying values and mix of the loan portfolio at June 30, 2005 and 2004. Commercial, financial, and agricultural loans increased 21.8% from 2004 and represent 21.6% of gross loans at June 30, 2005. Real estate-construction loans, which were 25.0% of gross loans at June 30, 2005, increased 56.7% compared to the previous year. Real estate-mortgage or commercial real estate loans increased 18.0% from 2004 and represent 37.2% of gross loans at June 30, 2005. Installment loans to individuals, which include residential real estate loans, represent 8.2% of gross loans and increased 48.3% during 2005. The increases of each of the loan categories discussed above are due to improved loan demand in each of our primary market areas. Home equity lines of credit increased 32.1% from 2004 and represent 7.7% of gross loans at June 30, 2005. Home equity lines of credit increased due to more aggressive marketing and a new product offering. Lease financing receivables, which represent 0.3% of gross loans at June 30, 2005, decreased 65.5% compared to the previous year. Lease financing receivables were lower in 2005 because we discontinued marketing this product in 2000 due to credit quality concerns with this product line going forward. Other loans increased $88,433 from 2004 and represent 0.04% of gross loans at June 30, 2005.

Table 7

	June 30,
	2005	2004
Commercial, financial, and agricultural	$96,503,002	$79,233,938
Real estate—construction	111,773,369	71,313,226
Real estate—mortgage	166,063,549	140,683,884
Installment loans to individuals	36,430,238	24,562,789
Home equity lines of credit	34,338,529	25,997,406
Lease financing receivables	1,223,477	3,542,688
Other	165,164	76,731

Gross loans	446,497,328	345,410,662
Unearned income	(1,228)	(21,296)

Total loans, net of unearned income	$446,496,100	$345,389,366

Total loans as a percentage of total assets	65.82%	60.65%

Commercial, financial, and agricultural	21.62%	22.93%
Real estate—construction	25.03	20.65
Real estate—mortgage	37.19	40.73
Installment loans to individuals	8.16	7.11
Home equity lines of credit	7.69	7.53
Lease financing receivables	0.27	1.03
Other	0.04	0.02

Gross loans	100.00%	100.00%

The composition of the loan portfolio at December 31 for the last five years is presented in Table 8. Commercial, financial, and agricultural loans increased 22.5% from 2003 and represent 22.3% of gross loans at December 31, 2004. Real estate-construction loans, which were 27.9% of gross loans at December 31, 2004, increased 39.1% compared to the previous year. Real estate-mortgage or commercial real estate loans increased 6.9% from 2003 and represent 36.3% of gross loans at December 31, 2004. Installment loans to individuals, which include residential real estate loans, represent 5.3% of gross loans and increased 39.2% during 2004. The increases of each of the loan categories discussed above are due to improved loan demand in each of our primary market areas. Home equity lines of credit increased 23.8% from 2003 and represent 7.6% of gross loans at

December 31, 2004. Home equity lines of credit increased due to more aggressive marketing and a new product offering. Lease financing receivables, which represent 0.5% of gross loans at December 31, 2004, decreased 64.0% compared to the previous year. Lease financing receivables were lower in 2004 because we discontinued marketing this product due to credit quality concerns with this product line going forward. We offered briefly during late 2000 and early 2001 an Internet originated small business line of credit product. This product was promptly discontinued in May 2001 when it became apparent that it was not going to meet our credit quality and profitability standards. At December 31, 2004, the remaining portfolio consisted of 64 loans totaling $1,903,421. Other loans increased 94.4% from 2003 and represent 0.1% of gross loans at December 31, 2004.

Table 8

Loan Portfolio Composition

	2004	2003	2002	2001	2000
Commercial, financial, and agricultural	$86,660,894	$70,748,448	$63,465,840	$53,755,143	$18,978,662
Real estate—construction	108,000,807	77,648,068	77,032,373	80,958,305	42,077,419
Real estate—mortgage	140,520,747	131,512,411	119,593,912	79,815,658	31,672,730
Installment loans to individuals	20,664,146	14,840,957	16,844,788	20,701,947	13,140,639
Home equity lines of credit	29,501,006	23,838,617	30,063,964	32,648,103	13,872,114
Lease financing receivables	1,952,843	5,420,936	8,344,864	12,379,530	12,284,139
Other	208,147	107,071	220,222	434,814	648,430

Gross loans	387,508,590	324,116,508	315,565,963	280,693,500	132,674,133
Unearned income	(5,251)	(57,211)	(205,830)	(503,797)	(1,106,438)

Total loans, net of unearned income	$387,503,339	$324,059,297	$315,360,133	$280,189,703	$131,567,695

	2004	2003	2002	2001	2000
Commercial, financial, and agricultural	22.3%	21.8%	20.1%	19.2%	14.3%
Real estate—construction	27.9	24.0	24.5	28.8	31.7
Real estate—mortgage	36.3	40.6	37.9	28.4	23.9
Installment loans to individuals	5.3	4.6	5.3	7.4	9.9
Home equity lines of credit	7.6	7.3	9.5	11.6	10.5
Lease financing receivables	0.5	1.7	2.6	4.4	9.2
Other	0.1	0.0	0.1	0.2	0.5

Gross loans	100.0%	100.0%	100.0%	100.0%	100.0%

Table 9 presents maturities of certain loan classifications based on collateral type at December 31, 2004. The table also provides the breakdown between those loans with a fixed interest rate and those loans with a variable interest rate.

Table 9

Selected Loan Maturities and Interest Rate Sensitivity (December 31, 2004)

	One Year or Less	One to Five Years	Over Five Years	Total
Types of loans:
Commercial, financial and agricultural	$13,306,132	$40,546,627	$32,808,135	$86,660,894
Real estate—construction	59,389,144	46,148,790	2,462,873	108,000,807
Real estate—mortgage	41,169,063	88,878,725	10,472,959	140,520,747
Installment loans to individuals	10,870,374	5,985,311	3,808,461	20,664,146
Home equity lines of credit	0	55,499	29,445,507	29,501,006
Lease financing receivables	1,113,659	833,933	0	1,947,592
Other loans	208,147	0	0	208,147

Total loans	$126,056,519	$182,448,885	$78,997,935	$387,503,339

Total of loans above with:
Fixed interest rates	$19,659,893	$18,182,985	$7,441,000	$45,283,878
Variable interest rates	106,396,626	164,265,900	71,556,935	342,219,461

Total loans	$126,056,519	$182,448,885	$78,997,935	$387,503,339

(1)	Loan balances include unearned income

Directors and executive officers are loan and deposit customers and have other transactions with us in the ordinary course of business. Total loans to these persons (excluding loans which in the aggregate do not exceed $60,000 to any such person) at June 30, 2005 and at December 31, 2004 and 2003, were approximately $4.3 million, $3.8 million and $6.3 million, respectively. During 2004, $181,000 in new loans were made, and repayments totaled $2.7 million. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and involve no unusual risk of collectibility.

Risk Characteristics of Loan Portfolio

In order to assess the risk characteristics of the loan portfolio, we consider the three major categories of loans: Commercial, Real Estate Construction and Commercial Real Estate. These three categories made up 86.5% of the total loan portfolio, as of December 31, 2004.

Commercial. Our commercial loan portfolio primarily consists of loans secured by common stock of community banks, holding company loans and various other loans. Commercial loans increased $15.9 million in 2004 to $86.7 million or 22.3% of the total loan portfolio, as of December 31, 2004.

Geographically, over 80% of the loans in the commercial portfolio are in three states: Alabama, Georgia and South Carolina.

From 2001 through 2004, net commercial loan losses as a percent of average commercial loans outstanding ranged from a low of 0.32% in 2004 to a high of 1.95% in 2001. Commercial loan losses in 2004 totaled $236,471 down from $780,842 in 2003. The lower commercial loan losses in 2004 compared to 2003 resulted from lower losses in the Internet originated small business loan product, this product was discontinued in May 2001. This discontinued product accounted for 79% and 88% of commercial loan losses in the last two years. At December 31, 2004 the discontinued portfolio consisted of 64 loans totaling $1,903,421. Management expects that losses in the commercial loan portfolio for 2005 will be near 2004 levels.

Real Estate Construction. Our construction portfolio primarily consists of loans for residential property lot development, single family residential and condominium developments. Real estate construction loans increased $30.0 million in 2004 to $108.0 million or 27.9% of the total loan portfolio as of December 31, 2004. These loans are normally secured by land, buildings, and personal guarantees and are generally pre sold. Geographically, 89% of the loans are in three states: Georgia (38.14%), South Carolina (34.37%) and Florida (16.71%).

Management closely monitors real estate construction loans, since these loans are generally considered riskier than other types of loans and are particularly vulnerable in economic downturns and periods of high interest rates. We attempt to mitigate this risk by following underwriting standards that generally include: requiring an equity investment, sufficient presales with nonrefundable earnest money to pay off the loan, bonded contracts and personal guarantees from the principals.

As of June 30, 2005, we had not experienced any losses in our real estate construction portfolio.

Commercial Real Estate. The commercial real estate portfolio primarily consists of loans with maturities of less than five years with amortization schedules typically ranging from 15 to 25 years. Commercial real estate loans increased $9.0 million in 2004 to $140.5 million or 36.3% of the total loan portfolio as of December 31, 2004. Land, buildings, and personal guarantees normally secure these loans. Geographically, 81% of the loans are in four states: Georgia (36.54%), South Carolina (26.68%), North Carolina (11.73%) and Florida (6.14%). Although some risk is inherent in this type of lending, we try to minimize it by following underwriting standards that include: adequate cash flow to service the debt, collateral values that exceed the loan amount, and in most cases personal guarantees from the principals.

From 2001 through 2004, net commercial real estate loan losses as a percent of average commercial real estate outstanding ranged from a low of 0.0% in 2003 to a high of 0.12% in 2001. Losses in 2004 total $64,446 or 0.05% (one loan) up from no losses in 2003.

Nonperforming Assets

In many lending transactions, collateral is obtained to provide an additional measure of security. Generally, the cash flow and earnings power of the borrower represent the primary source of repayment and collateral is considered as an additional safeguard to further reduce credit risk. The need for collateral is determined on a case-by-case basis after considering the current and prospective creditworthiness of the borrower, terms of the lending transaction, and economic conditions.

Generally, all loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans which are individually identified as being impaired, are classified as nonaccrual loans unless well secured and in the process of collection. Previously accrued interest is reversed against current earnings and any subsequent interest is recognized on the cash basis. Interest collections on nonaccrual loans for which ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” We measure loans for impairment when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. It is our policy to apply the provisions of SFAS No. 114 to all impaired commercial, commercial real estate, and real estate construction loans on a loan-by-loan basis.

Nonperforming assets consist of nonaccrual loans on which the ultimate collection of the full amount of principal and/or interest is uncertain, restructured loans, loans past due 90 days or more as to principal or interest, and other real estate owned. We do not have any foreign loans or loans for highly leveraged transactions.

Table 10

Nonperforming Assets

	June 30, 2005	December 31,
		2004	2003	2002	2001	2000
Nonaccrual loans	$23,206	$1,811,446	$229,137	$672,754	$673,035	$92,877
Loans past due ninety days or more	0	0	71,402	0	0	0
Other real estate owned	1,669,333	82,000	580,316	362,000	0	0

Total nonperforming assets	$1,692,539	$1,893,446	$880,855	$1,034,754	$673,035	$92,877

Nonperforming assets to total loans and other real estate owned	0.38%	0.49%	0.27%	0.33%	0.24%	0.07%

At June 30, 2005, nonperforming assets decreased $840,287 to $1,692,539, compared with $2,532,826 reported at June 30, 2004. The decrease in nonperforming assets was primarily due to the sale of a house that was held as other real estate at June 30, 2004. There were no loans past due 90 days or more at June 30, 2005. Foreclosed property consisted of one construction loan that was foreclosed in 2005. The nonperforming assets to total loans and other real estate owned ratio was 0.38% on June 30, 2005, compared to 0.73% on June 30, 2004.

During 2004, nonperforming assets increased $1,012,591 to $1,893,446, compared with $880,855 reported in 2003. The increase in nonperforming assets was primarily due to one construction loan placed on nonaccrual status. There were no loans past due 90 days or more at December 31, 2004. The nonperforming assets to total loans and other real estate owned ratio was 0.49% in 2004, compared to 0.27% in 2003.

Allowance for Loan Losses

An analysis of activity in the allowance for loan losses is presented in Tables 11 and 12. The allowance for loan losses is established and maintained through charges to expense in the form of a provision for loan losses. Losses on loans are charged to and recoveries are credited to the allowance at the time the loss or recovery occurs.

Our provision for loan losses is a reflection of actual losses experienced during the year and management’s judgment as to the adequacy of the allowance for loan losses. Some of the factors considered by management in determining the amount of the provision and resulting allowance include: (1) detailed reviews of individual loans; (2) gross and net loan charge-offs in the current year; (3) the current level of the allowance in relation to total loans and to historical loss levels; (4) past due and non-accruing loans; (5) collateral values of properties securing loans; (6) the composition of the loan portfolio (types of loans) and risk profiles; and (7) management’s analysis of economic conditions and the resulting impact on our loan portfolio.

A coordinated effort is undertaken to identify credit losses in the loan portfolio for management purposes and to establish the loan loss provision and resulting allowance for accounting purposes. A regular, formal and ongoing loan review is conducted to identify loans with unusual risks or possible losses. The primary responsibility for this review rests with the management of the loan origination staff. Their work is supplemented with reviews by our internal audit staff and loan review staff. This process provides information that helps in assessing the quality of the portfolio, assists in the prompt identification of problems and potential problems, and aids in deciding if a loan represents a probable loss that should be recognized or a risk for which an allowance should be maintained.

We determine our allowance for loan losses in accordance with Statement of Financial Accounting Standards No. 114 (Statement 114) and Statement of Financial Accounting Standards No. 5 (Statement 5). In determining the amount of the allowance for loan losses, management uses information from its ongoing loan review process to stratify the loan portfolio into risk grades. The higher-risk-graded loans in the portfolio are assigned estimated amounts of loss based on several factors, including current and historical loss experience of each higher-risk category, regulatory guidelines for losses in each higher-risk category and management’s judgment of economic conditions and the resulting impact on the higher-risk-graded loans.

Table 11

An analysis of activity in the allowance for loan losses at and for the six months ended June 30, 2005 and 2004, and for the year ended December 31, 2004 is presented in the following table:

	At and for the six months ended June 30,				At and for the year ended December 31, 2004
	2005		2004
Balance at beginning of year	$4,911,819		$4,102,626		$4,102,626
Provision for loan losses	745,000		495,000		1,115,000
Recoveries on loans previously charged off	5,028		20,868		34,981
Loans charged off	(98,555)		(245,852)		(340,788)

Balance at end of period	$5,563,292		$4,372,642		$4,911,819

Average Loans	$400,542,785		$332,802,956		$347,935,675
Loans, end of period	446,496,100		345,389,366		387,503,339
Net charge-offs as a percentage of average loans (annualized)	0.05%		0.14%		0.09%
Allowance for loan losses as a percentage of loans	1.25		1.27		1.27
Allowance for loan losses to nonperforming loans	23,973.51	x	224.98	x	271.15	x

At June 30, 2005 and 2004, we had $288,563 and $1,994,224, respectively, in loans considered impaired. Impaired loans had a related specific allowance for loan losses of $139,499 and $307,708 at June 30, 2005 and 2004, respectively. There were no material commitments to lend additional funds to customers whose loans were classified as impaired at June 30, 2005 and 2004. The vast majority of our impaired loans are dependent upon collateral for repayment. For these loans, impairment is measured by evaluating estimated net realizable value of collateral as compared to the current investment in the loan. For all other impaired loans, we compare the amount of estimated discounted cash flows to the investment in the loan. In the event a particular loan’s collateral value or discounted cash flows are not sufficient to support the collection of the investment in the loan, the loan is specifically considered in the determination of the allowance for loan losses or a charge is immediately taken against the allowance for loan losses.

The ratio of net charge-offs to average loans was 0.05% during the first six months of 2005 and 0.14% for the same period in 2004. A $745,000 provision for loans losses was made in 2005, compared with $495,000 in 2004. The level of the provision for loan losses during the first six months of 2005 was directly related to improved loan growth in 2005 since net charge-offs decreased and the overall improvement in credit quality.

At December 31, 2004 and 2003, we had $2,113,188 and $253,512, respectively, in loans considered impaired. Impaired loans had a related specific allowance for loan losses of $671,902 and $85,692 at December 31, 2004 and 2003, respectively. There were no material commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2004 and 2003. The vast majority of our impaired loans are dependent upon collateral for repayment. For these loans, impairment is measured by evaluating estimated net realizable value of collateral as compared to the current investment in the loan. For all other impaired loans, we compare the amount of estimated discounted cash flows to the investment in the loan. In the event a particular loan’s collateral value or discounted cash flows are not sufficient to support the collection of the investment in the loan, the loan is specifically considered in the determination of the allowance for loan losses or a charge is immediately taken against the allowance for loan losses.

Table 12

Summary of Loan Loss Experience

	As of and for the years ended December 31,
	2004	2003	2002	2001	2000
Allowance for loan losses at beginning of year	$4,102,626	$3,867,872	$3,416,090	$1,871,500	$382,994

Amounts charged off during year:
Commercial, financial and agricultural	240,286	789,956	1,000,387	890,777	29,936
Real estate—construction	0	0	0	0	0
Real estate—mortgage	64,446	0	70,000	68,736	10,700
Installment loans to individuals and other loans	2,000	0	403	495	139,259
Lease financing receivables	34,056	162,119	290,772	138,907	0

Total loans charged off	340,788	952,075	1,361,562	1,098,915	179,895

Amount of recoveries during year:
Commercial, financial and agricultural	3,815	9,114	23,939	100	451
Real estate—construction	0	0	0	0	0
Real estate—mortgage	19,537	30,455	0	0	0
Installment loans to individuals and other loans	7	17	463	50	22,627
Lease financing receivables	11,622	22,243	3,942	4,355	0

Total recoveries	34,981	61,829	28,344	4,505	23,078

Net loans charged off	305,807	890,246	1,333,218	1,094,410	156,817

Provision for loan losses	1,115,000	1,125,000	1,785,000	2,639,000	1,867,500
Allowance transferred with sale of branch	0	0	0	0	(222,177)

Allowance for loan losses at end of year	$4,911,819	$4,102,626	$3,867,872	$3,416,090	$1,871,500

Ratio of net charge-offs during the year to average loans outstanding during the year	0.09	0.29	0.45	0.51	0.23%
Average Loans Outstanding	347,935,675	302,651,532	298,376,496	215,263,703	68,048,049

The ratio of net charge-offs to average loans was 0.09% in 2004 and 0.29% in 2003. A $1,115,000 provision for loans losses was made in 2004, compared with $1,125,000 in 2003.

The level of the provision for loan losses during 2004 was primarily attributable to strong loan growth and levels of nonperforming loans and taking into account improved charge-off trends. Charge-offs declined dramatically in 2004. Net charge-offs were higher in the three previous years primarily because of charges related to Internet originated small business lines of credit that were offered briefly during late 2000 and early 2001. This product was promptly discontinued in May 2001 when it became apparent that it was not going to meet our credit quality and profitability standards. At June 30, 2005 and at December 31, 2004, the remaining portfolio consisted of 52 loans totaling $1,565,963 and 64 loans totaling $1,903,421, respectively.

The provision for loan losses was made to reflect potential losses inherent in the loan portfolio at the balance sheet date. Specific reserves are provided on individual loans for which management believed specific reserves were necessary. The specific reserves are determined on loan-by-loan basis based on management’s evaluation of our exposure for each credit, given the current payment status of the loan and the value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general allowance calculations described above to prevent redundant reserves.

Although it is our policy to immediately charge off as a loss all loan amounts judged to be uncollectible, historical experience indicates that certain losses exist in the loan portfolio that have not been specifically identified. To anticipate and provide for these unidentifiable losses, the allowance for loan losses is established by charging the provision for loan losses expense against current earnings. No portion of the resulting allowance is in any way allocated or restricted to any individual loan or group of loans. The entire allowance is available to absorb losses from any and all loans.

Table 13

Composition of Allowance for Loan Losses

	2004	2003	2002	2001	2000
Commercial, financial, and agricultural	$2,044,860	$2,227,757	$1,470,514	$1,355,151	$203,306
Real estate—construction	1,178,557	310,687	582,755	519,660	332,543
Real estate—mortgage	1,195,511	1,099,751	578,881	382,988	144,266
Installment loans to individuals	117,383	161,278	56,791	106,196	64,460
Home equity lines of credit	44,252	35,758	75,160	32,648	13,822
Lease financing receivables	248,676	261,419	297,808	0	0
Other	5,496	9	78	33,251	500
Unallocated	77,084	5,967	805,885	986,196	1,112,603

Total	$4,911,819	$4,102,626	$3,867,872	$3,416,090	$1,871,500

The allowance for loan losses is maintained at a level considered adequate by management to provide for potential losses inherent in the loan portfolio. Management evaluates the adequacy of the allowance on a quarterly basis and it is based on a review of individual loans, recent loss experience, current economic conditions, risk identification procedures previously discussed, underlying collateral values, and other relevant factors. Changes in the factors used by management to determine the adequacy of the allowance or the availability of new information could cause the allowance for loan losses to be increased or decreased in future periods. In addition, bank regulatory agencies, as part of their examination process, may require that additions be made to the allowance for loan losses based on their judgments and estimates.

Funding Sources

Total deposits were $512.1 million and represented 75.5% of total assets at June 30, 2005, compared with $430.3 million and 75.6% of total assets at June 30, 2004. During the first six months of 2005, average deposits grew 18.5% to $475.9 million from $401.6 million for the same period in 2004, primarily due to our competitive rates offered to commercial and consumer customers. In 2005, the mix of interest-bearing deposits changed as average certificates of deposit increased 39.7%, while average money market deposits grew 3.3%. Average certificates of deposit represented 52.8% of average deposits in 2005 and 45.0% in 2004. Average money market accounts represented 45.3% of average deposits in 2005 and 52.2% in 2004.

Total deposits were $456.7 million and represented 74.8% of total assets at December 31, 2004, compared with $388.3 million and 74.3% of total assets at December 31, 2003. In 2004, average deposits grew 13.2% to $418.8 million from $370.1 million in 2003, primarily due to our competitive rates offered to commercial and consumer customers. In 2004, the mix of interest-bearing deposits changed slightly as average certificates of deposit increased 39.0%, while average money market deposits decreased 2.3%, interest-bearing checking decreased 26.4%, and savings accounts increased 26.4%. Average certificates of deposit represented 47.2% of average deposits in 2004 and 38.5% in 2003. Average money market accounts represented 50.5% of average deposits in 2004 and 58.5% in 2003. Average interest checking accounts represented 1.5% of average deposits in 2004 and 2.4% in 2003. Average savings accounts represented 0.1% of average deposits in 2004 and 2003. Average demand deposits increased 16.5% to $2.6 million and represented 0.6% of average deposits in 2004 and 2003.

Table 14

Types of Deposits

	June 30, 2005	December 31,
		2004	2003	2002	2001	2000
Noninterest-bearing demand deposits	$2,775,987	$3,319,315	$1,724,487	$4,997,969	$1,813,855	$1,500,578
Interest-bearing checking	3,901,345	4,368,349	10,862,690	4,628,068	4,318,334	2,946,536
Money market accounts	226,932,908	218,949,539	207,604,883	206,907,380	119,312,376	89,087,100
Savings accounts	489,603	518,158	477,613	368,969	219,832	80,666
Brokered deposits	39,694,000	34,698,000	28,932,000	16,706,000	12,699,000	0
Time deposits under $100,000	158,140,994	133,361,315	89,770,275	85,281,084	107,512,313	66,209,615
Time deposits of $100,000 or more	80,153,750	61,476,666	48,883,269	39,039,161	47,330,382	45,448,764

Total Deposits	$512,088,587	$456,691,342	$388,255,217	$357,928,631	$293,206,092	$205,273,259

	June 30, 2005	December 31,
		2004	2003	2002	2001	2000
Noninterest-bearing demand deposits	0.5%	0.7%	0.4%	1.4%	0.6%	0.7%
Interest-bearing checking	0.8	1.0	2.8	1.3	1.5	1.5
Money market accounts	44.2	47.9	53.5	57.8	40.7	43.4
Savings accounts	0.1	0.1	0.1	0.1	0.1	0.0
Brokered deposits	7.8	7.6	7.5	4.7	4.3	0.0
Time deposits under $100,000	30.9	29.2	23.1	23.8	36.7	32.3
Time deposits of $100,000 or more	15.7	13.5	12.6	10.9	16.1	22.1

Total Deposits	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Table 15 shows a maturity schedule for time deposits of $100,000 or more at June 30, 2005 and December 31, 2004.

Table 15

Maturity Distribution of Time Deposits of $100,000 or More

	June 30, 2005	December 31, 2004
Three months or less	$17,012,122	$21,194,081
Over three through six months	26,136,202	11,904,266
Over six through twelve months	32,331,740	24,034,481
Over twelve months	4,673,685	4,343,838

Total outstanding	$80,153,749	$61,476,666

We continue to use cost-effective alternative funding sources, including brokered certificates of deposit and Federal Home Loan Bank (“FHLB”) advances to support balance sheet growth and manage interest rate risk.

Average short-term borrowings increased $3.8 million to $4.9 million during the first half of 2005 from $1.1 million for the same period in 2004. Average short-term borrowings increased $2.9 million or 848.3% to $3.2 million in 2004 from $0.3 million in 2003. We began providing cash management services to community banks in 2003. As part of this service, we manage a pool of overnight federal funds. Most of this pool is invested with upstream correspondent banks and we use a portion as a funding source. At June 30, 2005, the pool of federal funds totaled $117.6 million of which we used $6.1 million as a funding source compared with $15.9 million and none, respectively, at June 30, 2004. At December 31, 2004, the pool of federal funds totaled $72.2 million of which we used $7.3 million as a funding source compared with $12.8 million and $5.0 million, respectively at December 31, 2003.

We are a member of the FHLB and may borrow short-term and long-term funds up to thirty percent of our total assets. Pursuant to collateral agreements with the FHLB, advances are secured by U.S. Treasury or Government agency securities. Advances from the FHLB with an initial maturity of more than one year totaled $100.0 million at June 30, 2005, versus $90.0 million at June 30, 2004. Advances from the FHLB with an initial maturity of more than one year totaled $95.0 million at December 31, 2004, versus $85.0 million at December 31, 2003. Fixed interest rates on these advances ranged from 1.90% to 4.75%, payable monthly or quarterly, with principal due at various maturities ranging from 2005 to 2015. The increase in long-term borrowings during 2005 and 2004 reflects management’s efforts to extend our maturities for interest rate risk management.

Table 16

Type of Borrowings

	June 30,		December 31, 2004
	2005	2004
Short-Term Borrowings
Federal Funds purchased and securities sold under agreements to repurchase	$6,119,000	$0	$7,264,000

Long-Term Borrowings
FHLB Advances	100,000,000	90,000,000	95,000,000
Subordinated notes	12,372,000	12,372,000	12,372,000
Note Payable	3,000,000	1,750,000	0

Total Long-Term Borrowings	115,372,000	104,122,000	107,372,000

Total Borrowings	$121,491,000	$104,122,000	$114,636,000

We have a line of credit with Flag Bank of $7,000,000 of which $3,000,000 was outstanding at June 30, 2005, and $1,750,000 was outstanding at June 30, 2004. None was outstanding at December 31, 2004 and $1,750,000 was outstanding at December 31, 2003. Under the terms of the loan agreement, the loan is secured by 100% of the common stock of Nexity Bank. This line matures on June 29, 2010, and has a floating rate equal to the Prime Rate, appearing in the Wall Street Journal, on June 29, 2010 annual installments from 2005 to 2014.

Capital Resources

We maintain a strong level of capital as a margin of safety for our depositors and stockholders, as well as to provide for future growth. At June 30, 2005, stockholders’ equity was $38.2 million versus $31.0 million at June 30, 2004. At December 31, 2004, stockholders’ equity was $35.6 million versus $30.6 million at December 31, 2003. This increase in stockholders’ equity was primarily the result of retention of earnings. We have not paid any cash dividends.

Book value per share at June 30, 2005 and 2004 was $5.50 and $4.46, respectively. Tangible book value per share at June 30, 2005 and 2004 was $5.37 and $4.33, respectively. Book value per share at December 31, 2004 and 2003 was $5.12 and $4.41, respectively. Tangible book value per share at December 31, 2004 and 2003 was $4.99 and $4.27, respectively. Tangible book value was below book value as a result of an intangible asset related to our banking charter. Note 19 of the consolidated financial statements sets forth various capital ratios for us. Due to the adoption of FIN 46, we report debt associated with trust preferred securities on our consolidated balance sheets as subordinated debentures. Under current regulatory guidelines, these securities continue to qualify for Tier 1 capital treatment. At June 30, 2005 and December 31, 2004, trust preferred securities included in Tier 1 capital totaled $12.0 million. For additional information on these securities, see Note 12 of the consolidated financial statements.

During 1990, the Federal Reserve Board adopted a minimum leverage ratio of 3.0% for bank holding companies. This ratio (defined as stockholders’ equity less goodwill and certain other intangibles divided by average assets) was 7.36% and 7.78% at June 30, 2005 and 2004, respectively, for us. This ratio was 7.62% and 7.45% at December 31, 2004 and 2003, respectively. As part of forming the holding company, the Federal Reserve Bank required us to maintain a minimum leverage ratio of 5.0%. The Alabama State Banking Department required Nexity Bank to maintain a minimum leverage ratio of 7.0%.

The Federal Reserve Board adopted risk-based capital guidelines, which assign risk-weightings to assets and off-balance sheet items. The guidelines define and set minimum capital requirements (risk-based capital ratios). All banks are required to maintain core capital (Tier 1) of at least 4.0% of risk-adjusted assets and total capital of 8.0% of risk-adjusted assets. Tier 1 capital consists principally of stockholders’ equity less goodwill and certain other intangibles, while total capital consists of Tier 1 capital, certain debt instruments, and a portion of the allowance for loan losses. Banks, which meet or exceed a Tier 1 ratio of 6.0%, a total capital to risk-adjusted assets ratio of 10.0% and a Tier 1 leverage ratio of 5.0% are considered well-capitalized by regulatory standards. We had a Tier 1 capital ratio of 9.23% and 10.08% at June 30, 2005 and 2004, respectively, and a total risk-based capital ratio of 10.29% and 11.33% at June 30, 2005 and 2004, respectively, well above the regulatory requirements for a well-capitalized institution. We had a Tier 1 capital ratio of 9.66% and 9.84% at December 31, 2004 and 2003, respectively, and a total risk-based capital ratio of 10.74% and 10.89% at December 31, 2004 and 2003, respectively, well above the regulatory requirements for a well-capitalized institution. Note 19 to the consolidated financial statements presents our actual capital amounts and ratios at December 31, 2004 and 2003.

Market Risk and Asset/Liability Management

Asset/liability management is the process by which we monitor and attempt to control the mix and maturities of our assets and liabilities in order to maximize net interest income. The functions of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and liabilities. We manage exposure to fluctuations in interest rates through policies established by our

Asset/Liability Management Committee (“ALCO”) and approved by the Board of Directors. An ALCO report is presented to the Board of Directors on a quarterly basis.

We measure the effects of changes in interest rates through the use of a simulation model. The simulation model is used to analyze the sensitivity of net interest income to a ratable change in interest rates measured over a 12 month time horizon. The model also measures the sensitivity of the economic value of equity (“EVE”) to an instantaneous change in interest rates. EVE is a measurement of the inherent, long-term economic value to us at a given point in time.

The simulation model uses a budgeted balance sheet and takes into account interest rate changes as well as related assumption changes for various rate scenarios. Factors considered in the model assumptions include contractual maturities, prepayments, repricing characteristics, deposit retention, and the relative sensitivity of assets and liabilities to changes in market interest rates. The model assumptions are updated each quarter. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any additional actions we could undertake in response to changes in interest rates.

Interest-sensitive assets and liabilities are those that are subject to repricing in the near term, including floating rate instruments and those with near-term maturities. The interest-sensitivity gap is the difference between total interest-sensitive assets and liabilities during a given time period. Management’s objective is to maintain the difference between interest-sensitive assets and liabilities at a level that will minimize the effects of significant interest rate shifts on the net interest income.

In analyzing net interest income, we calculate net interest income under several different rate scenarios over a twelve-month period. The model reports a case in which interest rates remain flat and reports variations that occur when rates ratably increase 100 and 200 basis points and decrease 100 basis points. These rates assume a shift in all yield curves as well. The table below shows the effect that the indicated changes in interest rates would have on net interest income as projected for the next twelve months using a budgeted balance sheet for each set of interest rate scenarios, compared to the flat interest rate scenario at June 30, 2005 levels.

Table 17

Net Interest Income Risk Analysis at June 30, 2005

Interest Rate Scenario	Annualized Hypothetical Percentage Change in Net Interest Income
2.00%	9.49%
1.00	4.76
Flat	—
(1.00)	(5.29)

The table below shows the effect that the indicated changes in interest rates would have on net interest income as projected for the next twelve months using a budgeted balance sheet for each set of interest rate scenarios, compared to the flat interest rate scenario at December 31, 2004.

Table 18

Net Interest Income Risk Analysis at December 31, 2004

Interest Rate Scenario	Annualized Hypothetical Percentage Change in Net Interest Income
2.00%	6.81%
1.00	3.63
Flat	—
(1.00)	(6.00)

The overall net interest income profile shows positive changes in net interest income if rates ratably increase 100 or 200 basis points. This increase is primarily attributable to a high level of variable rate loans. The down 100 basis point scenario reflects greater variation also due to the high level of variable rate loans and certain deposit rates that have reached what management believes to be an acceptable lower limit thus limiting the interest expense reduction from repricing these deposits by the entire 100 basis points.

We also calculate EVE under several different rate scenarios. The model reports a case in which interest rates remain flat and reports variations that occur when rates immediately increase and decrease 200 basis points. These rates assume an instantaneous shift in all the yield curves. The table below shows the effect that the indicated changes in interest rates would have on economic value of equity as projected using a static balance sheet for each set of interest rate scenarios compared to the flat interest rate scenario. The economic value of equity represents the fair value of net assets and is in no way indicative of our stockholders’ equity.

Table 19

Economic Value of Equity Risk Analysis at June 30, 2005

Interest Rate Scenario	Annualized Hypothetical Percentage Change in Economic Value of Equity
2.00%	(17.02)%
Flat	—
(2.00)	2.48

Economic Value of Equity Risk Analysis at December 31, 2004

Interest Rate Scenario	Annualized Hypothetical Percentage Change in Economic Value of Equity
2.00%	(15.79)%
Flat	—
(2.00)	2.28

Table 20 shows our interest rate sensitivity at December 31, 2004 indicating an asset-sensitive position in the three months or less period and the four months to six months period and a liability-sensitive position in the seven months to twelve months period. On a cumulative basis through one year, our rate sensitive liabilities exceed rate sensitive assets, resulting in a liability-sensitive position of $45.4 million or 7.6% of total interest-earning assets. Generally, a liability-sensitive position indicates that declining interest rates would have a positive impact on net interest income and rising interest rates would adversely affect net interest income. Rising and declining interest rates, respectively, would typically have the opposite effect on net interest income in an asset-sensitive position. Other factors, including the speed at which assets and liabilities reprice in response to changes in market rates and competitive factors, can influence the ultimate impact on net interest income resulting from changes in interest rates. Although management actively monitors and reacts to a changing interest rate environment, it is not possible to fully insulate us against interest rate risk. Given the current mix and maturity of our assets and liabilities, it is possible that a rapid, significant and prolonged increase or decrease in interest rates could have an adverse impact on our net interest margin.

Table 20

Interest Rate Sensitivity Analysis

(December 31, 2004 balances in thousands)

	0-3 mos.	4-6 mos.	7-12 mos.	Total within one year	One to Five Years	Over Five Years	Total
Interest-earning assets:
Loans (1)	$347,381	$1,810	$9,771	$358,962	$19,228	$7,507	$385,697
Investment securities (2)	0	0	0	0	18,439	181,675	200,114
Federal funds sold	2,833	0	0	2,833	0	0	2,833
Interest-bearing balances due from banks	10,677	0	0	10,677	0	0	10,677

Total interest-earning assets	$360,891	$1,810	$9,771	$372,472	$37,667	$189,182	$599,321

Percent of total interest-earning assets	60.2%	0.3%	1.6%	62.1%	6.3%	31.6%	100.0%

Interest-bearing liabilities:
Interest checking	$0	$0	$0	$0	$4,368	$0	4,368
Savings	0	0	0	0	518	0	518
Money market	218,950	0	0	218,950	0	0	218,950
Certificates of deposit of $100,000 or more	21,195	11,904	24,034	57,133	4,344	0	61,477
Certificates of deposit less than $100,000	43,384	28,376	57,766	129,526	38,533	0	168,059
Federal funds purchased	7,264	0	0	7,264	0	0	7,264
Long-term debt	0	5,000	0	5,000	60,000	30,000	95,000
Subordinated debentures	0	0	0	0	0	12,372	12,372

Total interest-bearing liabilities	290,793	45,280	81,800	417,873	107,763	42,372	568,008
Other sources—net	0	0	0	0	0	31,313	31,313

Total sources—net	$290,793	$45,280	$81,800	$417,873	$107,763	$73,685	$599,321

Percent of total interest-earning assets	48.5%	7.6%	13.6%	69.7%	18.0%	12.3%	100.00%

Periodic interest-sensitive gap	$70,098	$(43,470)	$(72,029)	$(45,401)	$(70,096)	$115,497	—

Cumulative interest-sensitive gap	$70,098	$26,628	$(45,401)	$(45,401)	$(115,497)	$—	—
Percent of total interest-earning assets	11.7%	4.4%	(7.6)%	(7.6)%	(19.3)%	—%	$—

(1)	Loan balances do not include nonaccrual loans.
(2)	Investment securities exclude the unrealized gain on available for sale securities of $544,580.

Each of the above analyses may not, on their own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as “interest rate caps and floors”) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. At June 30, 2005, December 31, 2004 and December 31, 2003, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Liquidity Risk Management

Liquidity management involves meeting our cash flow requirements, which arise primarily from withdrawal of deposits, extensions of credit, and payment of operating expenses. Traditional sources of liquidity for a bank include asset maturities, growth in core deposits and earnings. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows can fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

Nexity Bank has access to borrowings from the FHLB and maintains short-term lines of credit from correspondent banks. FHLB advances outstanding as of June 30, 2005, totaled $100.0 million. At June 30, 2005, we had $103.0 million of unused borrowing capacity from the FHLB. FHLB advances outstanding as of December 31, 2004, totaled $95.0 million. At December 31, 2004, we had $88.2 million of unused borrowing capacity from the FHLB. This capacity may be used when we have available collateral to pledge. Until we make collateral available (other than cash) to secure additional FHLB advances, we will fund our short-term needs principally with deposits, including brokered certificates of deposit, federal funds purchased, and the sale of securities available for sale. In addition, we may purchase securities to provide additional FHLB-qualifying collateral. At June 30, 2005 and December 31, 2004, we had unused short-term lines of credit totaling $20.0 million with correspondent banks.

The following table presents additional information about our contractual obligations as of December 31, 2004, which by their terms have contractual maturity and termination dates subsequent to December 31, 2004 (dollars in thousands):

Table 21

	Less than One year	1-3 Years	4-5 Years	After 5 Years	Total
Contractual Obligations:
Time Deposits	$186,659	$42,877	$—	$—	$229,536
Short-term borrowings	7,264	—	—	—	7,264
Long-term borrowings	5,000	45,000	15,000	30,000	95,000
Subordinated debentures	—	—	—	12,372	12,372
Operating leases	382	376	186	108	1,052

Total	$199,305	$88,253	$15,186	$42,480	$345,224

Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements

At June 30, 2005, we had outstanding standby letters of credit of $8.3 million and unfunded loan commitments outstanding of $146.1 million. At December 31, 2004, we had outstanding standby letters of credit of $6.5 million and unfunded loan commitments outstanding of $129.5 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, we have the ability to liquidate federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase federal funds from correspondent banks. At June 30, 2005 and December 31, 2004, we had accommodations with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month.

The following table presents additional information about our unfunded commitments as of June 30, 2005, which by their terms have contractual maturity dates subsequent to June 30, 2005 (dollars in thousands):

Table 22

	Less than One year	1-3 Years	4-5 Years	After 5 Years	Total
Unfunded commitments:
Letters of credit	$5,022	$46	$3,200	$—	$8,268
Lines of credit	56,926	44,005	9,818	35,343	146,092

Total	$61,948	$44,051	$13,018	$35,343	$154,360

The following table presents additional information about our unfunded commitments as of December 31, 2004, which by their terms have contractual maturity dates subsequent to December 31, 2004 (dollars in thousands):

Table 23

	Less than One year	1-3 Years	4-5 Years	After 5 Years	Total
Unfunded commitments:
Letters of credit	$2,479	$45	$4,000	$—	$6,524
Lines of credit	44,795	43,022	9,185	32,449	129,451

Total	$47,274	$43,067	$13,185	$32,449	$135,975

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation.

BUSINESS

General Business

We were incorporated as a Delaware corporation on March 12, 1999, as GIBC, Inc. and changed our name to “Nexity Financial Corporation” on March 26, 1999.

We operate a wholly-owned subsidiary bank, Nexity Bank, which is headquartered in Birmingham, Alabama with additional correspondent banking offices in Atlanta, Georgia, Myrtle Beach, South Carolina, Dallas, Texas and Winston Salem, North Carolina. We acquired all of the outstanding common stock of Peoples State Bank, Grant, Alabama, on November 1, 1999. On January 5, 2000, we changed the name of Peoples State Bank to Nexity Bank, but the branch in Grant continued to operate as a traditional bank under the name “Peoples State Bank” until December 31, 2000, when the assets and liabilities of the Grant Branch were sold.

We compete in two areas of the commercial banking industry: correspondent banking and Internet banking. The correspondent banking business includes providing bank and bank-related services to community banks. The Internet banking business includes providing consumer and small-business banking services via the Internet without a branch banking network. Correspondent banking services include loan participations, investment services, and clearing and cash management services. Income from loan participations was 64.4% of total revenue for the first six months of 2005. For the years ended December 31, 2004, 2003, and 2002, loan participation income was 62.1%, 62.3%, and 69.8%, respectively, of total revenue. No other product or service accounts for fifteen percent or more of total consolidated revenue during these periods.

At June 30, 2005, we had total consolidated assets of approximately $678 million, total net loans of approximately $446 million, total deposits of approximately $512 million, and total consolidated stockholders’ equity of approximately $38 million.

Growth Highlights

The ongoing consolidation of the banking industry and de novo bank formations have fueled the growth of the market for correspondent banking services. The creation of de novo banks by executives exiting larger institutions generally creates the need for correspondent loan participations as the credit relationships these executives bring with them are typically larger than the legal lending limits of newly-formed banks. Further, advances in technology are enabling smaller institutions to provide a broad range of non-credit ancillary services that were previously only available from larger competitors. By offering an expanded range of services, these smaller institutions are able to provide an alternative to their customers seeking larger banking partners. They are also able to target much larger companies as customers. Both of these factors create the need to sell loan participations in order to manage the excess credit needs of these larger clients.

As a result of market dynamics and our strong operational infrastructure, we have experienced significant growth in assets, loans and deposits since inception. In managing this growth we emphasize the importance of a disciplined credit culture and have been successful in building a loan portfolio exhibiting above-average credit quality. The following bullets quantify our growth characteristics from June 30, 2000 to June 30, 2005:

•	Total assets have grown from $148 million to $678 million, a 35.7% CAGR

•	Total net loans have grown from $61 million to $446 million, a 49.0% CAGR

•	Total deposits have grown from $120 million to $512 million, a 33.8% CAGR

•	Our reserve for loan losses has grown to 1.25% of loans

•	Asset quality has remained strong, with a second quarter of 2005 charge-off to loan ratio of 0.03% and non-performing loans to total loans ratio of 0.01%

Growth Strategy

Maintain competitive advantages which will lead to additional market share gains. We believe that we enjoy advantages over our various competitors that will translate into ongoing market share gains, allowing our growth rate to exceed that of both our community bank clients and the growing correspondent banking market. Our competition comes primarily from two sources: the correspondent divisions of regional banks and the various regional bankers’ banks (co-op banks founded and owned by the bank clients, specifically to provide correspondent services). We believe the correspondent services divisions of regional banks have been undermined by the perception that they will ultimately seek to steal the credit relationship from their correspondent partners. This perceived competitive threat led to the formation of bankers’ banks. We do not compete with our clients and will only lend directly in a market by invitation of a client. Our advantage over the bankers’ banks is our for-profit, client-service orientation, which we seek to translate into greater responsiveness and generally higher service levels. Further, our access to the capital markets will also allow us to quickly surpass the lending limits of most of our bankers’ bank competitors.

Capitalize on significant growth opportunities in existing markets. We believe we have significant growth opportunities in the markets we currently serve. We believe there are many small banks that are not actively solicited by correspondent banks and that the penetration of that marketplace may provide opportunities for further growth in our loan portfolio and other fee generating products. We recently hired an additional lender in both Atlanta and North Carolina and have plans to hire lenders in Texas and Florida in the near future to further capitalize on the opportunities provided in those markets.

Strategically export business model. While we offer deposit products on a national basis, our correspondent banking operation is currently concentrated in the southeastern United States and Texas. Our model has been established with centralized credit and operations, while allowing the actual lending function to operate from any state. Thus, our model is readily exportable to any target state providing significant opportunities for growth. We will only enter a market if we are able to find a lender whom we believe fits both our corporate culture and our credit culture. We anticipate that the southwestern United States market will be our next geographic target market.

Maintain excellent asset quality. Despite our rapid growth, we have maintained sound asset quality. This is attributable to a conservative and disciplined underwriting policy coupled with an ongoing credit management process. Excellent credit quality is also a function of our model, which generally allows us to (i) participate in the real estate secured portion of any credit relationship (leaving the unsecured portion for the originating bank), (ii) enhance our position and loan-to-value ratios contractually to meet our underwriting standards and (iii) build a geographically diverse portfolio. We will continue to place heavy emphasis on the credit function.

Leverage low-cost delivery channels. We use the Internet and our network of correspondent bankers to deliver products and services at a lower cost than traditional banks because we do not have a branch network, which provides significant overhead expense savings. This lower cost structure enables us to profitably offer attractive deposit rates. This model should also provide earnings leverage as we should be able to realize economies of scale by maximizing technical capacity and personnel without the incremental costs of branch expansion.

Further expand on fee-income opportunities. We intend to expand our product lines and financial services to further diversify our revenues, increase our fee income, and enable us to better serve our expanding client base. Although our fixed income securities sales division has not historically contributed a significant portion of our total revenues, we recently hired two additional personnel in order to strengthen our focus on selling investment products to correspondent banks. We will continue to focus on generating fee income (both on the asset and deposit side) to complement our correspondent and retail lending operations.

Banking Operations

Nexity Bank is an Alabama state chartered bank. Its primary regulators are the Federal Deposit Insurance Corporation and the Alabama State Department of Banking. We conduct deposit business in all 50 states in the United States and conduct loan business primarily in the southeastern United States and Texas.

On January 5, 2000, we received approval from the FDIC to initiate Internet banking operations. On February 22, 2000, these operations began from our office in Birmingham, Alabama. Nexity Financial Corporation and Nexity Bank together have 84.5 full-time equivalent employees, 61 of which are located in Birmingham.

Correspondent Banking

We provide correspondent banking services to community banks primarily in the southeastern United States and Texas. These services include loan participations, investment services, and clearing and cash management services.

We generate approximately 90% of our loan production through loan participations with community banks. Loan participations are loans purchased from community banks because the community bank could not make the loan on its own. The primary reasons that a community bank sells loan participations are because the loan exceeds the bank’s legal lending limit, it wishes to manage liquidity, or for other special needs. Our correspondent lenders focus primarily on small and medium-sized banks in Alabama, Florida, Georgia, North Carolina, South Carolina, and Texas. Our lenders have a high level of experience purchasing and selling loans with community banks and analyzing the different types of loans in these market areas.

The loans generated through community bank loan participations are typically real estate construction loans, commercial real estate loans, and loans secured by common stock of community banks. Construction and commercial real estate loans typically exceed the community bank’s legal lending limit, and the size of the loan is usually between $1 million and $5 million. We underwrite each loan participation purchased using standard underwriting policies and procedures. These loans are geographically dispersed through our market areas, resulting in no concentration in one small geographic region or state. We seek to minimize risk by generally making loans only on owner-occupied properties and by requiring collateral values that exceed the loan amount, adequate cash flow to service the debt, and in most cases, the personal guarantees of principals of the borrowers.

We provide investment services to community banks including fixed income securities sales, investment portfolio management services, including bond accounting and safekeeping, and asset/liability management services. Our investment sales team markets primarily U.S. Treasury and Agency securities, including mortgage-backed securities products and municipal securities. Investment representatives also provide portfolio management strategies to community banks. We also offer bond portfolio accounting and safekeeping services, as well as asset/liability management services. Our primary asset/liability management services are interest-rate risk modeling and consulting on strategies for effective balance sheet management.

Our clearing and cash management services allow community banks to outsource their daily funds management. We will automatically invest or borrow federal funds through an account that is linked to their accounts with the Federal Reserve Bank. Community banks can access their intra-day account information via the Internet. The online system allows them to perform wire transfers, ACH transactions, currency and coin orders, and other important banking operations. This system also allows access to critical loan participation accounting information and bond accounting and safekeeping reports.

Internet Banking

We provide primarily deposit products and services to consumers and small businesses via the Internet. The Internet provides an efficient distribution channel for serving deposit customers across the United States. We use the Internet to provide advantages to customers desiring to purchase financial products with typically more attractive rates than are available through traditional banking channels, together with easy access to account and product information. Customers may access Nexity Bank on a 24/7 basis through any Internet service provider by means of an acceptable secure Web browser or by telephone or U.S. mail. Customers can access funds using ATM or debit cards. Customers may review account activity, enter transactions into an on-line account register, pay bills electronically and print bank statement reports, all on a real-time basis.

We also market home equity loan products to consumers through the Internet. Home equity loan products account for approximately 8% of loans outstanding as of June 30, 2005. We use credit scoring systems in the underwriting process as well as external service providers for loan documentation and closing processes.

Competition

All aspects of our business are highly competitive. Generally, we compete with other financial institutions including large banks in major financial centers and other financial intermediaries, such as savings and loan associations, credit unions, consumer finance companies, investment companies, mutual funds, other mortgage companies and financial service operations of major commercial and retail corporations. Competition among financial institutions is based on a variety of factors including interest rates offered on deposit accounts, interest rates charged on loans, credit and service charges, the quality of service rendered, and the convenience of service delivery. We compete in two areas of the commercial banking industry: correspondent banking and Internet banking.

Correspondent Banking

Bankers’ banks have a special banking charter and compete with us on loan participations, investment services, and clearing and cash management services. They typically fund their balance sheet primarily with overnight federal funds purchased from community banks daily. The Bankers Bank in Atlanta, Georgia is our primary competitor in correspondent banking. The Bankers Bank is approximately twice our size with assets of approximately $1.6 billion. We compete with it in virtually the same geographic market with similar products and services. Regional banks in our geographical area provide correspondent banking services as well, but these banks offer correspondent services that are typically ancillary to the traditional banking activities they conduct. We attempt to distinguish our services by concentrating our efforts on start-up banks and small to medium-sized community banks and compete in this market segment by offering responsive, high-quality service.

Internet Banking

There are three primary groups that provide competition for Internet banking: Internet banks, financial institutions that market products and services via the Internet, and financial institutions that only offer products and services via the Internet to their existing customer base. Because Internet banking is a process that tends to draw deposits nationally based upon attractive deposit rates (as is the case with us), the Internet banking competitive landscape is fragmented, and we do not believe any one competitor or group of competitors has a dominant market share.

Internet banks typically offer similar deposit products and services as those we provide. These services are primarily marketed through websites such as bankrate.com. E*Trade Bank, Capital One Bank and NetBank are some of the larger Internet banks. Some financial institutions (including large money center banks) also market their products and services through this channel. These two groups are our primary competition, given that the third group’s strategy is more defensive in nature. We concentrate our Internet banking efforts on money market accounts, short-term certificates of deposit, and home equity lines of credit and compete in this market segment by attempting to offer responsive, high-quality service with user-friendly technology.

Nexity Bank advertises nationally primarily online on bankrate.com, bankrate monitor and through online search key words. Our competitors include money center banks and other competitors who are larger than us which have greater resources. We believe we have competed effectively in the Internet market even with our larger competitors. Our funding strategy has effectively provided adequate funding of our balance sheet growth to date. The attractive rates we offer with the Internet deposits are supported by a seven-day a week customer service call center which assists new and existing customers with questions, concerns and inquiries. We believe seven-day a week call center support enhances customer loyalty in an online environment of not meeting face to face with the customer base.

Our business model allows us to offer products and services within both the correspondent and Internet banking areas in a branchless banking structure. The branchless banking structure reduces our required investment in physical assets and employees. The competitors described above typically compete with us in either correspondent or Internet banking.

Property

We lease office space at 3500 Blue Lake Drive, Suite 330, Birmingham, Alabama 35243. This location is the main office for Nexity Financial Corporation and Nexity Bank. The office space consists of 15,000 square feet and the lease term ends August 30, 2006.

Nexity Bank also leases space at 300 Park Brooke Place, Building 300, Suite 350, Woodstock, Georgia 30189, at 950 48th Avenue North, Suite 203, Myrtle Beach, South Carolina, 29577, at 611 South Main, Box 900, Grapevine, Texas 76051 and at 3447 Robinhood Road, Winston Salem, North Carolina, 27106. The annual rentals totaled $451,172 during 2004. At December 31, 2004, future minimum rental commitments under noncancellable operating leases that have a remaining life in excess of one year are summarized as follows:

2005	$382,432
2006	$283,018
2007	$92,931
2008	$92,932
2009 and thereafter	$201,352

We maintain adequate insurance on our properties.

Legal Proceedings

From time to time we are involved in legal proceedings typical for the type of business we conduct. Also, we and certain of our directors or former directors are defendants in a case in the Circuit Court in Jefferson County, Birmingham, Alabama, Blackmon v. Nexity Financial Corporation, et al., CV 02-7043 ER, (filed November 20, 2002) in which the plaintiff claims that in 2000 he purchased shares of our common stock based upon misleading information provided by us. The complaint alleges violations of the Alabama Securities Act. Plaintiff seeks rescission of the purchase price of $750,000 paid for our common stock plus 6% interest per year and court costs and attorney fees. In addition, the following persons who are directors at the time of plaintiff’s purchase were also defendants: Greg L. Lee, David E. Long, John J. Moran, Randy K. Dolyniuk, John W. Collins, Denise N. Slupe and Thomas A. Bryan.

On July 26, 2005, the court granted summary judgment in favor of Nexity Financial Corporation and each of the individual defendants, but the plaintiff has filed a notice of appeal with the Alabama Supreme Court.

SECURITY OWNERSHIP OF MANAGEMENT AND SELLING STOCKHOLDERS

As of August 17, 2005 no stockholder (other than executive officers or directors whose stock is listed below), known by us owns beneficially more than 5% of our common stock.

The following table sets forth information regarding the shares of Nexity Financial common stock beneficially owned by (i) each of our directors, (ii) the executive officers named in the Summary Compensation Table, and (iii) all of our directors and executive officers as a group. Shares indicated as being issuable under our stock option plan are subject to options that are currently vested or that will vest within 60 days. Except as noted below, each holder has sole voting and investment power with respect to shares listed as owned by such person or entity. The address of Greg L. Lee, who beneficially owns more than 5% of our outstanding common stock, is Nexity Financial Corporation, 3500 Blue Lake Drive, Suite 330, Birmingham, Alabama 35243.

	Number of Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock (1)
Directors
R. Bradford Burnette	22,500	(2)	0.26%
John W. Collins	45,002	(3)	0.52%
Randy K. Dolyniuk	348,674	(4)	4.00%
Greg L. Lee	464,113	(5)	5.32%
David E. Long	425,689	(6)	4.88%
Tommy E. Looper	12,500		0.14%
John J. Moran	434,692	(7)	4.98%
Denise N. Slupe	346,939	(8)	3.98%
William L. Thornton, III	121,000	(9)	1.39%

Executive Officers who are not Directors
Cindy W. Russo	31,812	(10)	0.36%
Kenneth T. Vassey	100,625	(11)	1.15%
All directors and executive officers as a group (11 persons)	2,353,546		26.97%

(1)	The calculation is based on 6,953,608 shares of outstanding common stock and 1,771,785 shares of common stock that can be acquired within 60 days upon the exercise of stock options.
(2)	This includes 10,000 shares of common stock issuable to Mr. Burnette under our stock option plan.
(3)	This includes 35,526 shares of common stock issuable to Mr. Collins under our stock option plan.
(4)	This includes 223,026 shares of common stock issuable to Mr. Dolyniuk under our stock option plan.
(5)	This includes 341,776 shares of common stock issuable to Mr. Lee under our stock option plan.
(6)	This includes 314,692 shares of common stock issuable to Mr. Long under our stock option plan.
(7)	This includes 314,692 shares of common stock issuable to Mr. Moran under our stock option plan and 10,000 shares that Mr. Moran holds as custodian for the benefit of his children.
(8)	This includes 223,026 shares of common stock issuable to Mrs. Slupe under our stock option plan.
(9)	This includes 10,000 shares of common stock issuable to Mr. Thornton under our stock option plan and 6,250 shares that Mr. Thornton holds as trustee for the benefit of his child.
(10)	This includes 31,250 shares of common stock issuable to Mrs. Russo under our stock option plan.
(11)	This includes 97,500 shares of common stock issuable to Mr. Vassey under our stock option plan and 625 shares that Mr. Vassey holds as trustee for the benefit of his child.

The following table sets forth information regarding the number of shares beneficially owned before the offering, the number of shares being offered, and the number of shares to be owned after the offering for each of the selling stockholders.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Selling Stockholders	Number	Percentage of Outstanding Shares
Community Financial Service, Inc.	150,000	2.16%	75,000	75,000
Commerce Bancshares, Inc.	178,750	2.57%	62,500	116,250
Thomas A. Bryan	125,000	1.80%	62,500	62,500
Total	453,750	6.53%	200,000	253,750

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Directors serve on the board of directors of Nexity Financial Corporation and Nexity Bank. Directors of Nexity Financial Corporation have staggered terms consisting of three groups of directors, and at each annual meeting, members of one of the groups, on a rotating basis, are elected for a three-year term. Our restated certificate of incorporation and bylaws permit no more than twelve directors. The name, age, primary occupation, and business experience for the last five years is described below.

The following table sets forth our executive officers and directors, their ages and the positions they held with Nexity Financial as of August 17, 2005.

Directors

Name	Age	Position
Greg L. Lee	46	Chief Executive Officer and Chairman of the Board of Directors
David E. Long	43	President and Director
John J. Moran	44	Chief Financial Officer and Director
Denise N. Slupe	40	Director
R. Bradford Burnette	65	Director
John W. Collins	57	Director
Randy K. Dolyniuk	51	Director
William L. Thornton, III	46	Director
Tommy E. Looper	57	Director

Executive Officers who are not Directors
Cindy W. Russo	49	Senior Vice President of Operations
Kenneth T. Vassey	47	Senior Vice President and Senior Lending Officer

Set forth below is biographical information, including principal occupation for the last five years, of our directors and executive officers.

Term Expiring at the 2006 Annual Meeting

R. Bradford Burnette, retired, served as the Chairman of the Board, President and Chief Executive Officer of PAB Bankshares, Inc., Valdosta, Georgia from 1982 to 2001. Mr. Burnette continues to serve as a director of PAB Bankshares, Inc. (which is a reporting company with the SEC) and Park Avenue Bank and has been affiliated with Park Avenue Bank since 1968. Mr. Burnette has over 38 years of experience in commercial bank management. He also serves as a director of the Federal Home Loan Bank of Atlanta, Atlanta, Georgia. Mr. Burnette was first elected a director of Nexity Financial Corporation in July 2002.

John W. Collins has served as Chief Executive Officer of Assuris, a company that provides IT compliance programs to assist financial institutions with security management, since January 2005. Mr. Collins was co-founder of InterCept, Inc., a bank data processing company formed in 1986 and sold to Fidelity National Financial in November 2004. Mr. Collins has over 27 years of experience in various aspects of e-commerce for community financial institutions. He was first elected a director of Nexity Financial Corporation in September 1999.

Greg L. Lee has served as Chairman of the Board and Chief Executive Officer of Nexity Financial Corporation and Nexity Bank since March 1999. Mr. Lee was first elected a director of Nexity Financial Corporation in March 1999.

Tommy E. Looper is a retired banker and a banking consultant based in Myrtle Beach, South Carolina. From 1970 to 1982, he served as a bank examiner and later as the Chief Assistant to the Commissioner of

Banking of the South Carolina State Board of Financial Institutions. He served as Executive Vice President and Chief Financial Officer and as a director of The Anchor Bank and Anchor Financial Corporation from 1982 until its merger with Carolina First Bank and South Financial Group in 2000. He remained with Carolina First Bank until his retirement in 2002.

Term Expiring at the 2007 Annual Meeting

David E. Long has served as President of Nexity Financial Corporation and Nexity Bank since March 1999. Mr. Long was first elected a director of Nexity Financial Corporation in March 1999.

Denise N. Slupe owns DNS Consulting, Birmingham, Alabama and manages her personal investments. She served as Vice President of The Bankers’ Bank, Atlanta, Georgia, providing asset/liability management and investment portfolio management services to correspondent banks from 1993 to 1999. Ms. Slupe was first elected a director of Nexity Financial Corporation in March 1999.

Term Expiring at the 2008 Annual Meeting

Randy K. Dolyniuk has served as Founder, Chairman and Chief Executive Officer of Coastal South Bancshares, Inc. and its wholly owned subsidiary, CoastalStates Bank, Hilton Head Island, South Carolina since September 2003. Mr. Dolyniuk was the Market President for the South Coast Region of Carolina First Bank, Greenville, South Carolina from 1991 to 2003. He has over 27 years experience in commercial lending and community bank management. Mr. Dolyniuk was first elected a director of Nexity Financial Corporation in March 1999.

John J. Moran has served as Executive Vice President and Chief Financial Officer of Nexity Financial Corporation and Nexity Bank since October 1999. Mr. Moran was first elected a director of Nexity Financial Corporation in March 1999.

William L. Thornton, III is the Chief Executive Officer of Thornton Construction Company, Birmingham, Alabama. He has been in the real estate development and home building business for 23 years. Mr. Thornton was first elected a director of Nexity Financial Corporation in November 2002.

Executive Officers

Cindy W. Russo has served as Senior Vice President of Operations of Nexity Financial Corporation and Nexity Bank since January 2001 and Marketing Officer of Nexity Financial Corporation from May 2000 to January 2001. Mrs. Russo previously served as Vice President, Asset/Liability Management and Strategies, Investment Banking Division of Compass Bank.

Kenneth T. Vassey has served as Senior Vice President and Senior Lending Officer of Nexity Financial Corporation and Nexity Bank since November 1999.

Corporate Governance

Our Board of Directors. We are governed by a board of directors and various committees of the board that meet through the year. Directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with the chairman and chief executive officer and other officers.

Committees of the Board. Our board of directors has four standing committees: the Compensation Committee, the Audit Committee, the Executive Committee, and the Nominating Committee.

Our Compensation Committee is comprised of four “independent directors” as defined by the National Association of Securities Dealers, Inc. (“NASDAQ”): John W. Collins, Chairperson, R. Bradford Burnette,

Randy K. Dolyniuk and William L. Thornton, III. This committee has authority to determine the compensation of our executive officers and employees and administers our benefit and incentive plans. This committee also has the power to interpret the provisions of our benefit plans.

Our Audit Committee is comprised of R. Bradford Burnette, Chairperson, Randy K. Dolyniuk and William L. Thornton, III, all of whom are independent directors. The Board of Directors has determined that R. Bradford Burnette meets the criteria specified under applicable SEC regulations for an “audit committee financial expert.” In addition, the board believes that all of the Audit Committee members have the financial knowledge, business experience and independent judgment necessary for service on the Audit Committee. The Audit Committee has the responsibility of reviewing financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are performed.

The board of directors has adopted a written charter for the Audit Committee. The charter provides, among other things, that the Audit Committee has responsibility for the appointment, retention, and termination of the independent public accountants and the independent public accountants will report directly to the Audit Committee. The Committee will review with the independent public accountants the plan for and results of the audit engagement, maintain direct reporting responsibility and regular communication with the Corporation’s internal audit staff, review the scope and results of the internal audit procedures of the Corporation and our subsidiaries, pre-approve the services to be performed by the independent public accountants, review the degree of independence of the independent public accountants, consider the range of audit and non-audit fees, and review the adequacy of the Corporation’s system of internal accounting controls. The Committee will also review the financial statements contained in the annual and quarterly reports to stockholders with management and the independent public accountants to determine that the independent public accountants are satisfied with the disclosure and content of the financial statements to be presented to the stockholders.

Our Nominating Committee is comprised of William L. Thornton, III, Chairperson, Randy K. Dolyniuk, and R. Bradford Burnette, all of whom are independent directors. The Nominating Committee was formed on July 27, 2005. The charter for the Nominating Committee provides that the Nominating Committee has the responsibility to establish criteria for the selection of new directors, identify and recommend individuals qualified to serve as directors, evaluate candidates for directors by conducting necessary inquiries for independence and conflicts of interest, provide guidance as to composition and structure of committees, review compensation of non-employee directors, and annually evaluate the Board of Directors and its committees. The Nominating Committee has the ability to hire such outside advisors, including legal counsel and other experts as it deems appropriate.

Our Executive Committee consists of David E. Long, Chairperson, Randy K. Dolyniuk, Greg L. Lee, John J. Moran and Denise N. Slupe. The Executive Committee is responsible for corporate planning and strategic issues, and in the past, it also identified and screened candidates for the board of directors.

Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics, referred to as the Code, which applies to all of our directors, officers and employees. We believe the Code is reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including: the ethical handling of conflicts of interest; full, fair and accurate disclosure in filings and other public communications made by us; compliance with applicable laws; prompt internal reporting of violations of the Code; and accountability for adherence to the Code.

Director Independence. On August 17, 2005, the Board of Directors increased the size of the Board from eight to nine members and elected Tommy E. Looper to fill the resulting vacancy. After the election of Tommy E. Looper a majority of our board of directors consists of “independent directors” as defined under NASDAQ Marketplace Rule 4200(a)(15) and SEC Rule 10A-3(b)(1). These directors are R. Bradford Burnette, John W. Collins, Randy K. Dolyniuk, Tommy E. Looper and William L. Thornton, III. Denise N. Slupe does not currently qualify as an independent director under NASDAQ Marketplace Rule 4200(a)(15) and SEC Rule 10A-3(b)(1)

because she received compensation income from the Corporation in 2004 in excess of $60,000. Ms. Slupe no longer performs consulting services for the Corporation.

NASDAQ rules require that a majority of the board of directors of a corporation whose common stock is listed on NASDAQ qualify as independent. In addition, NASDAQ rules require that the audit, compensation and nominating committees of the board consist of at least three members, all of whom are independent under NASDAQ rules.

Executive Compensation

The following table sets forth information concerning compensation paid by us during the fiscal year ended December 31, 2004 to our CEO and to each of the four most highly compensated executive officers other than the CEO who were executive officers at December 31, 2004 for services rendered in all capacities to us and our subsidiaries.

Summary Compensation Table

Name and Principal Position				Other Annual Compensation	Long-Term Compensation			All Other Compensation
	Year	Annual Compensation			Awards		Payouts
		Salary	Bonus		Restricted Stock Awards	Securities Underlying Options (#)	LTIP Payouts
Greg L. Lee	2004	$288,750	$295,000	$0	0	2,500	$0	$47,494	(2)
Chairman of the Board and Chief Executive Officer

David E. Long	2004	$209,200	$195,000	$0	0	2,500	$0	$34,273	(3)
President

John J. Moran	2004	$209,200	$195,000	$0	0	2,500	$0	$35,627	(4)
Executive Vice President and Chief Financial Officer

Kenneth T. Vassey	2004	$173,250	$137,293	$0	0	0	$0	$16,497	(5)
Senior Vice President and Senior Lending Officer

Cindy W. Russo	2004	$141,750	$45,000	$0	0	0	$0	$14,541	(6)
Senior Vice President— Operations

(1)	Certain amounts may have been expended by Nexity Financial Corporation that may have had value as a personal benefit to the executive officer. However, the total value of such benefit did not exceed the lesser of $50,000 or 10% of the annual salary and bonus of such executive officer.
(2)	This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Lee as matching contributions and profit sharing, all of which was vested, (2) $17,989 in premiums paid on behalf of Mr. Lee with respect to insurance not generally available to all of our employees, (3) $17,205 in connection with our Salary Continuation Plan.
(3)

This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Long as matching contributions and profit sharing, all of which was vested, (2) $12,311 in premiums paid on behalf of Mr. Long with respect to insurance not generally available to all of our employees, (3) $9,662 in connection with our Salary Continuation Plan.

(4)	This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Moran as matching contributions and profit sharing, all of which was vested, (2) $12,862 in premiums paid on behalf of Mr. Moran with respect to insurance not generally available to all of our employees, (3) $10,465 in connection with our Salary Continuation Plan.
(5)	This is comprised of (1) $12,300 contributed to its 401(k) plan of behalf of Mr. Vassey as matching contributions and profit sharing, all of which was vested, (2) $4,197 in premiums paid on behalf of Mr. Vassey with respect to insurance not generally available to all of our employees.
(6)	This is comprised of (1) $9,728 contributed to its 401(k) plan of behalf of Ms. Russo as matching contributions and profit sharing, all of which was vested, (2) $4,813 in premiums paid on behalf of Ms. Russo with respect to insurance not generally available to all of our employees.

Employment Agreements

On December 13, 2000, we entered into continuously automatic-renewing three-year employment agreements with three of our senior executives, Greg L. Lee, Chairman of the Board and Chief Executive Officer, David E. Long, President, and John J. Moran, Executive Vice President and Chief Financial Officer. These agreements will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify that in certain defined “Terminating Events,” we will be obligated to pay each of the three senior executives a certain amount which is based on their annual salaries and bonuses. These Terminating Events include disability, change of control and voluntary and in-voluntary termination and other events. Messrs. Lee, Long and Moran are eligible to participate in all of our incentive and stock plans that are available to executive officers including Executive Bonus Plans and Director and Employee Stock Option Plans as described in the Stock Option Plan summary. Non-compete provisions are included in the agreements during the payment period of the contracts.

The agreement provides that in the event of involuntary termination of either of the senior executive’s employment (other than for cause, disability or retirement, (as defined) or voluntary termination for any reason, the executive will receive severance less applicable taxes and other deductions, a lump sum equal to 1.5 times the executive’s then current base salary paid at the time of termination plus the benefits provided for 18 months. For purposes of determining compensation that is not fixed (such as a bonus), the annual amount of such unfixed compensation shall be deemed to be equal to the average of such compensation over the three year period immediately prior to the termination.

It is the intention of the parties that the severance payments and other compensation provided are reasonable compensation for the executive’s services to us and shall not constitute “excess parachute payments” within the meaning of Section 280G of the Code and any regulations. To the extent the payments cause a “parachute payment” as defined in Section 280G(b)(2) of the Code, we shall indemnify the executive and hold him harmless against all claims, losses, damages, penalties, expenses, and excise taxes relating thereto. To effect this indemnification, we shall pay the executive an additional amount that is sufficient to pay any excise tax imposed by Section 4999 of the Code on the payments and benefits to which the executive is entitled without the additional amount plus any penalties or interest imposed by the Internal Revenue Service in regard to such amounts, plus another additional amount sufficient to pay all the excise and income taxes on the additional payments.

We have the right to terminate each executive’s employment at any time during the Term (i) for Cause, (ii) if the executive becomes Disabled, (iii) upon the executive’s death, or (iv) without Cause.

Salary Continuation Agreements and Split Dollar Agreements

In 2004, Nexity Bank and Greg L. Lee, Chairman and CEO, David E. Long, President, and John J. Moran, Executive Vice President and Chief Financial Officer entered into Salary Continuation Agreements (SERPs) and Split Dollar Agreements. The purpose of these agreements is to provide Messrs. Lee, Long and Moran additional retirement benefits. We have purchased single premium bank owned life insurance policies (“BOLI policies”) on the lives of Messrs. Lee, Long and Moran and intend to use income from the BOLI policies to offset benefit expenses. The SERPs provide salary continuation benefits after the participants reach normal retirement age and continue for 15 years. The SERPs may also provide benefits in the event of termination of employment (actual or constructive), death or disability, depending on the timing of, and other circumstances related to, the occurrence of the event while employed by us. The executives generally vest in the benefits over a ten-year period as defined by the SERPs. As stated previously we purchased life insurance policies on these executives in order to assist wit the funding of the payments required by the SERPs. For the year ended December 31, 2004, $47,487 was charged to operations related to these SERPs. If any benefits payable under the SERPs are considered excess parachute payments, we are obligated to make an additional tax gross-up payment to the participants.

Additional Employment Agreements

We have also entered into a continuously automatic-renewing two-year employment agreement with one senior executive, Kenneth T. Vassey, Senior Lending Officer. The agreement will always have a two-year term unless any of the parties to the agreement gives notice of intent not to renew the agreement. The agreement specifies that in the event of an involuntary termination other than for cause, we will be obligated to pay the Senior Lending Officer a certain amount which is based on total annual compensation for a period of one year after termination and to provide him with health coverage during the same period.

In the event Mr. Vassey was terminated other than “For Cause,” Mr. Vassey would be subject to the non-compete covenant for the one-year severance period.

Stock Options

Stock Option Grants. The following table shows the stock options granted to the named executive officers during 2004 and the potential realizable value of those grants (on a pre-tax basis). All options granted will expire on the tenth anniversary of their respective grant dates and become exercisable immediately. Option exercise prices were in all cases equal to the fair market value of a share of common stock on the date the option was granted.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
	Individual Grants
	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in 2004	Exercise or Base Price Per Share

				Expiration Date
Name					5%	10%
Greg L. Lee	2,500	4.62%	$12.00	1/21/2014	$18,867	$47,812
David E. Long	2,500	4.62	12.00	1/21/2014	18,867	47,812
John J. Moran	2,500	4.62	12.00	1/21/2014	18,867	47,812

(1)	The potential gain is calculated from the recent sales prices of common stock on January 21, 2004, the date of grants to executive officers. These amounts represent assumed rate of appreciation only. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall market conditions. There can be no assurance that the amounts reflected in this table will be achieved.

Stock Option Exercises. The following table sets forth the aggregated option exercises in fiscal 2004 by the named executive officers and the value of such officers’ unexercised options at December 31, 2004.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION SAR VALUES

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SARs At FY-End		Value of Unexercised In-The-Money Options/ SARs At FY-End
			Exercisable	Unexercisable	Exercisable	Unexercisable
Greg L. Lee	-0-	$-0-	347,503	12,500	$2,793,954	$25,000
David E. Long	-0-	-0-	320,420	8,333	2,664,787	16,667
John J. Moran	-0-	-0-	320,420	8,333	2,664,787	16,667
Kenneth T. Vassey	-0-	-0-	97,500	12,500	637,500	25,000
Cindy W. Russo	-0-	-0-	27,563	17,188	12,500	25,000

(1)	The value is determined by subtracting the exercise or base price from the market value of the underlying securities at the fiscal year-end. The market value of our common stock based upon recent sales prices at our fiscal year-end of December 31, 2004 was $14.00 per share.

The following table summarizes certain information regarding our equity compensation plans as of December 31, 2004. The underlying compensation plans have been previously approved by a vote of the stockholders.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	1,925,911	$7.56	324,089
Equity compensation plans not approved by stockholders	0	0	0

Total	1,925,911	$7.56	324,089

Salary Continuation Plan

We have entered into a Salary Continuation Plan Agreements with three executives under which we agree to pay executive retirement benefits. The plan is unfunded and there are no plan assets. Nexity Bank has purchased BOLI policies on the life of each executive participant and intends to use income from these insurance policies to offset benefit expenses. The benefits associated with such persons are as follows:

Name	Year of Birth	Retirement Age	Annual Retirement Benefit	Duration of Retirement Benefit
Greg L. Lee	1959	65	$328,346	15 Years
David E. Long	1962	65	276,437	15 Years
John J. Moran	1961	65	263,273	15 Years

Director Compensation

Each director receives an annual retainer fee of $12,000 and stock options. The options are issued pursuant to our Incentive Stock Compensation Plan and are valued at fair market value at the time of grant and are immediately vested. During 2004, each director was granted 2,500 stock options at an exercise price of $12.00. Directors received $1,500 per regular or special board meeting attended during 2004. The Chairman of the Board received $2,000 per regular or special board meeting of Nexity Financial Corporation attended during 2004. The Chairman of the Audit Committee received $1,500 for each Audit Committee meeting attended and other committee members received $500 for each committee meeting attended.

Stock Option Plan and Restricted Shares

We have a stock incentive plan under which we have granted options to our employees to purchase common stock at or above the fair market value on the date of grant. Options may be granted as qualified incentive stock options under Section 422 of the Internal Revenue Code or as nonqualified options. Options under the plan vest in varying increments over three and five year periods beginning one year after the date of the grant and are exercisable over a period of ten years from the date of grant. The plan also permits shares of common stock to be granted as restricted stock, with such restrictions, including vesting, as the board deems appropriate. Our stockholders approved an allocation of 2,250,000 common shares toward this plan adjusted for the one-for-four reverse stock split effected on September 1, 2005.

Certain Relationships and Related Transactions

Nexity Bank has made certain loans with our directors, executive officers and affiliates, and plan to continue to do so in the future. The aggregate amount of loans outstanding to such related parties at June 30, 2005 and December 31, 2004 and 2003 were approximately $4,317,000, $3,818,000, and $6,344,000, respectively. These loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Denise N. Slupe, a director of Nexity Financial Corporation, is the owner of DNS Consulting. DNS Consulting provides correspondent bank investment consulting services to Nexity Bank’s investment division. We paid DNS Consulting $83,261 for its services in 2004. The consideration and fees paid for these services are considered reasonable in relation to those that would have been paid to another service provider.

Other than these transactions, there were no material transactions with any such persons during 2004, 2003, and 2002, or in 2005 to the date of this prospectus, that exceeded $60,000.

SUPERVISION AND REGULATION

Nexity Financial Corporation is a bank holding company, registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended (“BHC Act”). As such, we and our subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

Acquisition of Banks

The BHC Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•	Acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	Acquiring all or substantially all of the assets of any bank; or

•	Merging or consolidating with any other bank holding company.

Additionally, the BHC Act provides that the Federal Reserve may not approve any of these transactions if it would substantially lessen competition or otherwise function as a restraint of trade, or result in or tend to create a monopoly, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the communities to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Change in Bank Control

Subject to various exceptions, the BHC Act and the federal Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	The bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

•	No other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for challenge of the rebuttable control presumption.

Permitted Activities.

The Gramm-Leach-Bliley Act of 1999 amends the BHC Act and expands the activities in which bank holding companies and affiliates of banks are permitted to engage. The Gramm-Leach-Bliley Act eliminates many federal and state law barriers to affiliations among banks and securities firms, insurance companies, and other financial service providers. Generally, if we qualify and elect to become a financial holding company, which is described below, we may engage in activities that are:

•	Financial in nature;

•	Incidental to a financial activity; or

•	Complementary to a financial activity and do not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally.

The Gramm-Leach-Bliley Act expressly lists the following activities as financial in nature:

•	Lending, trust and other banking activities;

•	Insuring, guaranteeing, or indemnifying against loss or harm, or providing and issuing annuities, and acting as principal, agent, or broker for these purposes, in any state;

•	Providing financial, investment, or advisory services;

•	Issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	Underwriting, dealing in or making a market in securities;

•	Activities that the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident to banking or managing or controlling banks;

•	Activities permitted outside of the United States that the Federal Reserve has determined to be usual in connection with banking or other financial operations abroad;

•	Merchant banking through securities or insurance affiliates; and

•	Insurance company portfolio investments.

The Gramm-Leach-Bliley Act also authorizes the Federal Reserve, in consultation with the Secretary of the Treasury, to determine activities in addition to those listed above that are financial in nature or incidental to such financial activity. In determining whether a particular activity is financial in nature or incidental or complementary to a financial activity, the Federal Reserve must consider (1) the purpose of the BHC Act and Gramm-Leach-Bliley Act, (2) changes or reasonably expected changes in the marketplace in which financial holding companies compete and in the technology for delivering financial services, and (3) whether the activity is necessary or appropriate to allow financial holding companies to effectively compete with other financial service providers and to efficiently deliver information and services.

To qualify to become a financial holding company, any of our depository institution subsidiaries must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. Although we do not have any immediate plans to file an election with the Federal Reserve to become a financial holding company, one of the primary reasons we selected the holding company structure was to have increased flexibility. Accordingly, if deemed appropriate in the future, we may seek to become a financial holding company.

Under the BHC Act, a bank holding company, which has not qualified or elected to become a financial holding company, is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless, prior to the enactment of the Gramm-Leach-Bliley Act, the Federal Reserve had found those activities to be so closely related to banking as to be a proper incident to the business of banking. Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	Acquiring or servicing loans;

•	Leasing personal property;

•	Conducting discount securities brokerage activities;

•	Performing selected data processing services;

•	Acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	Performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of any of its bank subsidiaries.

FDIC Insurance

The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described below, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Capital Adequacy

Both Nexity Financial Corporation and Nexity Bank are required to comply with the capital adequacy standards established by the Federal Reserve Bank, the FDIC and the State Banking Department of Alabama. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. Nexity Bank is also subject to risk-based and leverage capital requirements adopted by the State Banking Department of Alabama and the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 capital and Tier 2 capital. Tier 1 capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 capital must equal at least 4% of risk-weighted assets. Tier 2 capital generally consists of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. The total amount of Tier 2 capital is limited to 100% of Tier 1 capital.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. The guidelines also provide that bank holding companies experiencing high internal growth, as is our case, or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company’s Tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

Information concerning our regulatory ratios at June 30, 2005 is included in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Nexity Financial Corporation and Nexity Bank were classified as “well capitalized” at June 30, 2005.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into one of which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

Restrictions on Transactions with Affiliates

Both Nexity Financial Corporation and Nexity Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	A bank’s loans or extensions of credit to affiliates;

•	A bank’s investment in affiliates;

•	Assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	The amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	A bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Nexity Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

Nexity Financial Corporation and Nexity Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Nexity Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal stockholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Community Reinvestment

The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the FDIC and/or the Federal Reserve shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on Nexity Bank. Additionally, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements. Nexity Bank received a “satisfactory” CRA rating from the FDIC at its last examination.

Privacy

Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions’ own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. Nexity Bank has established a privacy policy to ensure compliance with federal requirements and is posted on our website, www.nexitybank.com.

Other Consumer Laws and Regulations

Interest and other charges collected or contracted for by Nexity Bank are subject to state usury laws and federal laws concerning interest rates. Nexity Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Bank Secrecy Act, governing how banks and other firms report certain currency transactions which may involve “money laundering” activities;

•	Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing the federal laws.

Nexity Bank’s deposit operations are subject to the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Anti-Terrorism Legislation

On October 26, 2001, the President of the United States signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers.

In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to have violated the privacy provisions of the Gramm-Leach-Bliley Act, as discussed above. Nexity Bank currently has policies and procedures in place designed to comply with the USA PATRIOT Act.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through the Federal Reserve’s statutory power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve, through its monetary and fiscal policies, affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

DESCRIPTION OF CAPITAL STOCK

The following summarizes certain provisions of our common stock. Additional information regarding the capital stock is set forth in our restated certificate of incorporation and bylaws that are included as exhibits to this registration statement and in the applicable provisions of the Delaware General Corporation Law under which we are incorporated and by which our corporate affairs will be governed.

General. Our authorized capital stock at June 30, 2005 consisted of 50,000,000 shares of common stock, $0.01 par value per share, of which 6,952,358 shares were outstanding, and 5,000,000 shares of preferred stock, par value $0.01 per share, none of which was issued and outstanding. On August 31, 2005, our stockholders approved a one-for-four reverse stock split which became effective September 1, 2005. All share information below is adjusted for the stock split.

Preferred Stock. Our preferred stock may be issued from time to time as a class without series, or if so determined by our board of directors, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preferred stock (or of the entire class of preferred stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the board of directors. Our preferred stock may have a preference over the common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up and such other preferences as may be fixed by our board of directors.

Voting. Holders of the shares of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. The holders of the shares of common stock do not have cumulative voting rights, which means that the holders of more than one-half of the outstanding shares can elect all of the directors.

Our certificate of incorporation provides that the board of directors shall be divided into three classes consisting of an equal number of directors as is possible, with directors in each class to be elected to terms of three years.

Dividends. Stockholders may receive dividends when and if declared by the board of directors in accordance with applicable law.

Other Rights. Holders of shares of common stock are entitled to share ratably in our assets available for distribution to our stockholders in the event of liquidation, dissolution or winding up of the Corporation. Stockholders have no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock and the shares to be issued in this offering will be, upon payment therefore and issuance, fully paid and non-assessable.

Changes in Control—Antitakeover Provisions. Certain provisions of our certificate of incorporation and bylaws may have the effect of preventing, discouraging or delaying a change in control. The authority of the board of directors to issue preferred stock with such rights and privileges, including voting rights, as it may deem appropriate may enable the board to prevent a change in control despite a shift in ownership of the common stock. In addition, the power of our board to issue additional shares of common stock may help delay or deter a change in control by increasing the number of shares needed to gain control.

The following provisions also may deter any change in control:

Classified Board. The board of directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of the board of directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the board of directors. This provision also stipulates that (i) directors can be removed only for cause upon a vote of 66 2/3% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the board may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the board of directors, and (iv) the provisions relating to the classified board can only be amended by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

Director Authority. The restated certificate of incorporation prohibits stockholders from calling special stockholders’ meetings and acting by written consent.

Bylaw Provisions. The bylaws provide that stockholders wishing to propose nominees for the board of directors or other business to be taken up at an annual meeting of the stockholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholder meetings but could make it more difficult for stockholders to nominate directors or introduce business at stockholder meetings.

Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits us from entering into certain “business combinations” (as defined) involving persons beneficially owning 15% or more of the outstanding common stock (or who is an affiliate and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an “Interested Stockholder”), unless the board of directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person’s beneficial ownership interest reached 15% (a “Stock Acquisition”), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows us to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by the board of directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which results in the stockholder becoming an Interested Stockholder, such stockholder owned at least 85% of the outstanding stock (excluding stock held by officers and directors or by certain stock plans).

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement dated , 2005, the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase from us and the selling stockholders the respective number of shares of our common stock set forth opposite their names below:

Underwriter	Number of Shares
Raymond James & Associates, Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $             per share, of which $             may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us or the selling stockholders as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 255,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional 255,000 shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

At our request, the underwriters have reserved up to 10% of the shares of our common stock offered by this prospectus for sale to our directors and employees at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase from an underwriter or selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to the lock-up agreement described below. We are not making loans to these officers or directors to purchase such shares.

The following table summarizes the underwriting compensation to be paid to the underwriters by us and the selling stockholders. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $700,000.

	Per Share	Total Without Option	Total With Option
Underwriting discount payable by us
Underwriting discount payable by selling stockholders

We and the selling stockholders have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Subject to specified exceptions, each of the selling stockholders and our directors and our executive officers has agreed, for a period of 180 days after the date of this prospectus, without the prior written consent of Raymond James & Associates, Inc., not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock. This agreement also precludes any hedging collar or other transaction designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

In addition, we have agreed that, for 180 days after the date of this prospectus, we will not, directly or indirectly, without the prior written consent of Raymond James & Associates, Inc., issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, except for our sale of common stock in this offering and the issuance of options or shares of common stock under our existing employee benefit plans.

Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, the underwriter, in its capacity as market maker in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the NASDAQ National Market or otherwise.

We have been approved, subject to notice of issuance, for the listing of our common stock on the NASDAQ National Market under the symbol “NXTY.” Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representative. The principal factors considered in determining the public offering price will include the following:

•	the information set forth in this prospectus and otherwise available to the representative;

•	market conditions for initial public offerings;

•	the history and the prospects for the financial services industry;

•	the ability of our management;

•	our prospects for future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable entities.

Certain representatives of the underwriters or their affiliates may in the future perform investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our shares. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

We will have 8,452,358 shares of common stock outstanding after completion of this offering (plus any shares issued upon exercise of the underwriters’ over-allotment option and shares of common stock issuable upon the exercise of outstanding options.) Of these shares, all of the shares sold in this offering (17.75% of the shares to be issued and outstanding) plus any shares which may be issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), which shares will be subject to the resale limitations of Rule 144. “Restricted securities” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements described below, and assuming Raymond James does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this offering, the shares of common stock sold in this offering (but excluding any shares purchased under the directed share program) and the other shares of common stock not subject to lock-up agreements or held by affiliates will be immediately available for sale in the public market; and

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, approximately 1,005,808 shares of common stock held by affiliates and selling stockholders will be eligible for sale pursuant to Rule 144, including the volume restrictions described below.

Lock-Up Agreements

We, and each of the selling stockholders and our directors and executive officers (who will beneficially own a total of shares after this offering) have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Raymond James, subject to certain specified exceptions. These restrictions expressly preclude us, the selling stockholders and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the 18-day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs.

The underwriters presently have no intention to allow any shares of common stock to be sold or otherwise offered by us prior to the expiration of the 180 day lock-up period. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Raymond James on behalf of the underwriters. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144 as described below.

Rule 144

In general, under Rule 144, as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding common stock; or

•	the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Balch & Bingham LLP, Birmingham, Alabama. Certain legal matters relating to this offering are being passed upon for the underwriters by Powell Goldstein LLP, Atlanta, Georgia.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

We file reports, proxy statements and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934. You can read and copy other information concerning us at the SEC’s Public Reference Room at 100 F Street, N., Washington, D.C. 20549. Please call the SEC at (202) 942-8090 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s Internet site at http://www.sec.gov. Our filings are also available on our website at http://www.nexitybank.com.

INDEX TO FINANCIAL STATEMENTS

The following Unaudited Financial Statements for the period ending June 30, 2005 are attached hereto beginning on page F-2:

The following Audited Consolidated Financial Statements for the year ending December 31, 2004 are attached hereto beginning on page F-9:

Nexity Financial Corporation and Subsidiaries

Unaudited Financial Statements for the period ending June 30, 2005

Consolidated Balance Sheets at June 30, 2005 and 2004

	June 30,
	2005		2004
	(Unaudited)
ASSETS
Cash and due from banks	$2,880,469		$3,363,745
Interest-bearing deposits in other banks	10,861,340		12,200,701
Federal funds sold	5,303,892		2,584,204
Investment securities available-for-sale, at fair value	203,211,422		195,961,953
Loans, net of unearned income	446,496,100		345,389,366
Allowance for loan losses	(5,563,292)		(4,372,642)

Net loans	440,932,808		341,016,724

Premises and equipment, net of accumulated depreciation	739,222		884,964
Deferred tax asset	2,240,746		3,295,030
Intangible assets	910,655		910,655
Other assets	11,317,538		9,219,666

Total assets	$678,398,092		$569,437,642

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
Demand Deposits	$2,775,987		$1,715,411
NOW and money market accounts	230,834,253		234,878,077
Time deposits $100,000 and over	80,153,750		52,683,034
Other time and savings deposits	198,324,597		141,042,747

Total deposits	512,088,587		430,319,269
Federal funds purchased and securities sold under agreements to repurchase	6,119,000		0
Long-term borrowings	103,000,000		91,750,000
Subordinated debentures	12,372,000		12,372,000
Accrued expenses and other liabilities	6,586,532		4,016,595

Total liabilities	640,166,119		538,457,864

Stockholders' Equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized; shares issued and outstanding—none in 2005 and 2004	0		0
Common stock, $0.01 par value; 50,000,000 shares authorized; shares issued and outstanding—6,952,358* in 2005 and 6,940,997* at June 30, 2004	69,523	*	69,410 *
Surplus	36,413,451	*	36,342,065 *
Retained earnings (deficit)	1,087,877		(3,341,833)
Accumulated other comprehensive income (loss)	661,122		(2,089,864)

Total stockholders' equity	38,231,973		30,979,778

Total liabilities and stockholders' equity	$678,398,092		$569,437,642

*	Adjusted to reflect one-for-four reverse stock split effected on September 1, 2005.

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Nexity Financial Corporation and Subsidiaries

Consolidated Statements of Income

(Unaudited)

	Six months ended June 30,				Three months ended June 30,
	2005		2004		2005		2004
INTEREST INCOME:
Interest and fees on loans	$12,955,733		$9,069,213		$7,133,086		$4,496,380
Interest on taxable investment securities	4,569,663		4,126,572		2,295,994		2,177,299
Interest on federal funds sold	240,224		72,662		171,423		37,394
Other interest income	75,477		52,533		39,296		28,801

Total interest income	17,841,097		13,320,980		9,639,799		6,739,874

INTEREST EXPENSE:
Interest on deposits	6,564,312		3,873,061		3,733,800		1,989,440
Interest on short-term borrowings	63,581		5,175		25,505		174
Interest on long-term borrowings	1,534,042		1,342,242		789,126		687,109
Interest on subordinated debentures	353,697		439,790		185,540		227,450

Total interest expense	8,515,632		5,660,268		4,733,971		2,904,173

Net interest income	9,325,465		7,660,712		4,905,828		3,835,701
Provision for loan losses	745,000		495,000		660,000		190,000

Net interest income after provision for loan losses	8,580,465		7,165,712		4,245,828		3,645,701

NONINTEREST INCOME:
Service charges on deposit accounts	38,684		23,846		19,756		12,397
Commissions and fees	133,441		192,183		69,202		87,039
Gains on sales of investment securities	468,351		129,172		468,351		31,950
Brokerage and investment services income	375,275		521,791		191,611		275,367
Other operating income	148,312		74,611		71,438		61,335

Total noninterest income	1,164,063		941,603		820,358		468,088

NONINTEREST EXPENSE:
Salaries and employee benefits	4,123,850		3,153,324		2,131,132		1,559,936
Net occupancy expense	265,282		246,949		134,955		124,740
Equipment expense	320,172		330,011		150,674		167,258
Other operating expense	1,831,271		1,850,371		942,284		989,334

Total noninterest expense	6,540,575		5,580,655		3,359,045		2,841,268

Income before income taxes	3,203,953		2,526,660		1,707,141		1,272,521
Provision for income taxes	918,822		(703,767)		358,822		(902,707)

Net income	$2,285,131		$3,230,427		$1,348,319		$2,175,228

Net income per share—basic	$0.33	*	$0.47	*	$0.19	*	$0.31	*

Net income per share—diluted	$0.30	*	$0.43	*	$0.18	*	$0.29	*

Weighted average common shares outstanding—basic	6,949,357	*	6,940,997	*	6,952,284	*	6,940,997	*

Weighted average common shares outstanding—diluted	7,553,033	*	7,485,749	*	7,554,331	*	7,485,749	*

*	Adjusted to reflect one-for-four reverse stock split effected on September 1, 2005.

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Nexity Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended June 30,
	2005	2004
	(Unaudited)
Cash flows from operating activities:
Net income	$2,285,131	$3,230,427
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion and amortization of investment securities	(69,777)	(12,822)
Depreciation and amortization	262,162	294,606
Provision for loan losses	745,000	495,000
Gain on sales of investment securities available-for-sale	468,351	129,172
Gain on sales of premises and equipment	(3,581)	0
Change in other assets	(2,304,183)	(297,168)
Change in deferred tax asset	(635,130)	(2,629,030)
Change in other liabilities	2,332,944	3,326,076
Change in deferred tax liability	186,784	(436,631)

Net cash provided by operating activities	3,267,701	4,099,630

Cash flows from investing activities:
Purchase of investment securities available-for-sale	(34,624,731)	(46,671,267)
Proceeds from sales of investment securities available-for-sale	4,335,304	4,883,721
Proceeds from maturities of investment securities available-for-sale	27,843,111	17,223,995
Net increase in loans	(59,086,288)	(21,555,053)
Purchase of cash surrender value life insurance	0	(5,000,000)
Capital expenditures	(102,531)	(99,896)

Net cash used for investing activities	(61,635,135)	(51,218,500)

Cash flows from financing activities:
Net change in deposits	55,397,245	42,064,052
Net change in short-term borrowings	(1,145,000)	(5,000,000)
Net change in long-term borrowings	8,000,000	5,000,000
Proceeds from issuance of common stock	70,499	0
Net change in subordinated debentures	0	3,072,000

Net cash provided by financing activities	62,322,744	45,136,052

Net change in cash and cash equivalents	3,955,310	(1,982,818)
Cash and cash equivalents at January 1	15,090,391	20,131,468

Cash and cash equivalents at June 30	$19,045,701	$18,148,650

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Nexity Financial Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

(Unaudited)

	Common Stock		Surplus*	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total stockholders' equity
	Shares*	Amount*
Balance at December 31, 2003	6,940,997	$69,410	$36,342,065	$(6,572,260)	$743,454	$30,582,669

Common stock issued pursuant to:
Stock Option Plan						0
Comprehensive income:
Net income				3,230,427		3,230,427
Other comprehensive income, net of tax and reclassification adjustment:
Unrealized losses on investment securities					(2,833,318)	(2,833,318)

Total comprehensive income						397,109

Balance at June 30, 2004	6,940,997	$69,410	$36,342,065	$(3,341,833)	$(2,089,864)	$30,979,778

Balance at December 31, 2004	6,941,247	$69,412	$36,343,063	$(1,197,254)	$343,085	$35,558,306

Common stock issued pursuant to:
Stock Option Plan	11,111	111	70,388			70,499
Comprehensive income:
Net income				2,285,131		2,285,131
Other comprehensive income, net of tax and reclassification adjustment:
Unrealized losses on investment securities					318,037	318,037

Total comprehensive income						2,603,168

Balance at June 30, 2005	6,952,358	$69,523	$36,413,451	$1,087,877	$661,122	$38,231,973

*	Adjusted to reflect one-for-four reverse stock split effected on September 1, 2005.

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Note 1—General

The consolidated financial statements in this report are unaudited, and the consolidated balance sheet at December 31, 2004 is derived from the Corporation’s consolidated audited financial statements. In the opinion of management, all adjustments necessary to present a fair statement of the results for the interim periods have been made. All such adjustments are of a normal, recurring nature. The information contained in the notes to consolidated financial statements included in Nexity Financial Corporation’s Annual Report on Form 10 for the year ended December 31, 2004 should be referred to in connection with the reading of these unaudited interim consolidated financial statements.

Nature of Operations

Nexity Financial Corporation (the “Corporation”) is a registered bank holding company incorporated on March 12, 1999 under the laws of the State of Delaware. The Corporation was formed to enter the commercial banking business and to invest in other bank-related businesses. The Corporation provides its customers with banking services through its subsidiary, Nexity Bank (the “Bank”), and owns 100% of its issued and outstanding capital stock. Nexity Capital Trust II, a statutory trust and wholly owned subsidiary, was established by the Corporation on May 20, 2004. Nexity Capital Trust II is a special interest nonbank subsidiary that issues trust preferred securities, whereby the proceeds from the issuance are loaned to the Corporation.

At June 30, 2005, the Corporation operated through headquarters in Birmingham, Alabama and correspondent banking offices in Atlanta, Georgia, Myrtle Beach, South Carolina, Dallas, Texas and Winston Salem, North Carolina.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. In accordance with the revised Financial Accounting Standards Board Interpretation No. 46, (“FIN 46”), “Consolidation of Variable Interest Entities,” which addresses consolidation by business enterprises of variable interest entities, the Corporation deconsolidated one trust subsidiary at June 30, 2005, which had been formed to raise capital by issuing preferred securities to institutional investors.

Accounting Estimates and Assumptions

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in the United States and with general practice within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in the Corporation’s consolidated financial statements.

At June 30, 2005, the Corporation had a stock option plan, which is described more fully in Note 16 to the Consolidated Financial Statements in the Corporation’s Form 10. The Corporation has elected to follow APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock options. The Corporation adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which allows an entity to continue to measure compensation cost for those plans using a fair value method of accounting prescribed in Opinion 25. Under the fair value method, fair value is measured on the date of grant using an option-pricing model with market assumptions. This amount is amortized

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

on a straight-line basis over the vesting period. The Corporation uses the minimum value option pricing method. Option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, forfeiture rates, and interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options.

The following table provides pro forma net income and earnings per share information, as if the Corporation had applied the fair value recognitions provisions of SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”) to stock-based employee compensation option plans for the periods presented:

	Three months ended June 30,				Six months ended June 30,
	2005		2004		2005		2004
Net Income
Net income, as reported	$1,348,319		$2,175,228		$2,285,131		$3,230,427
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all option awards, net of income tax	(15,497)		(19,477)		(30,837)		(38,954)

Pro forma net income	$1,332,822		$2,155,751		$2,254,294		$3,191,473

Basic Earnings Per Share
As reported	$0.19	*	$0.31	*	$0.33	*	$0.47	*
Pro forma	0.19	*	0.31	*	0.32	*	0.46	*

Diluted Earnings Per Share
As reported	$0.18	*	$0.29	*	$0.30	*	$0.43	*
Pro forma	0.18	*	0.29	*	0.30	*	0.43	*

The following is a summary of the Corporation’s weighted average assumptions used to estimate the weighted-average per share fair value of options granted on the date of grant using the minimum value option-pricing model:

	Three months ended June 30,				Six months ended June 30,
	2005		2004		2005		2004
Expected life (in years)	5.00		5.00		2.78		3.18
Expected volatility	N/A		N/A		N/A		N/A
Risk-free interest rate	3.79%		3.90%		3.35%		2.44%
Expected dividend yield	N/A		N/A		N/A		N/A
Weighted-average fair value of options granted during the period	$2.40	*	$2.12	*	$1.28	*	$1.00	*

Recently Issued Accounting Pronouncements

In December 2004, the FASB revised SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. SFAS No. 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to actually vest, exclusive of awards expected to be forfeited.

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Effective April 21, 2005 The Securities and Exchange Commission (“SEC”) issued an amendment to Rule 4-01(a)(1) of Regulation S-X delaying the effective date for public entities that do not file as small business issuers to the first annual period beginning after June 15, 2005 instead of SFAS123R’s original effective date, which was as of the beginning of the first interim reporting period beginning after June 15, 2005.

Nexity will adopt SFAS No.123R on January 1, 2006 and is currently assessing the impact of adopting the provisions of this standard.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations, or liquidity.

Note 2—Gross Unrealized Losses on Investment Securities

The fair value and unrealized losses on investment securities with unrealized losses at June 30, 2005 are presented below. The fair value and unrealized losses are presented for those securities that have had unrealized losses for less than 12 months and those that have been in an unrealized loss position for 12 consecutive months or longer.

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities of U.S. Government agencies and corporations	$4,981,400	$21,695	$1,957,000	$26,984	$6,938,400	$48,679
Mortgage-backed securities	25,329,464	60,059	31,195,763	367,315	56,525,227	427,374
Other debt securities	0	0	0	0	0	0

Total debt securities	30,310,864	81,754	33,152,763	394,299	63,463,627	476,053
Equity securities	0	0	0	0	0	0

Total investment securities	$30,310,864	$81,754	$33,152,763	$394,299	$63,463,627	$476,053

The above securities are considered temporarily impaired and no loss has been recognized on these securities since there has been no deterioration in the credit quality of the issuers of these securities and the unrealized losses are due to changes in interest rates. The Corporation has both the intent and ability to hold the securities for a time necessary to recover the unrealized loss.

Note 3—Intangible Assets

The Corporation had $910,655 in unamortized other intangible assets at June 30, 2005 and 2004, and December 31, 2004. The other intangible asset is the bank charter. Upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, the Corporation stopped amortizing other intangible assets. The Corporation has had no changes in the carrying amount of intangible assets during the six months ended June 30, 2005 and 2004.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

Note 4—Per Share Information

The following is a summary of net income per share—basic and net income per share—diluted calculations:

	For the three months ended June 30,				For the six months ended June 30,
	2005		2004		2005		2004
Net income per share—basic computation
Net income	$1,348,319		$2,175,228		$2,285,131		$3,230,427
Income applicable to common shareholders	$1,348,319		$2,175,228		$2,285,131		$3,230,427

Weighted average common shares outstanding—basic	6,952,284	*	6,940,997	*	6,949,357	*	6,940,997	*

** Net income per share—basic	$0.19	*	$0.31	*	$0.33	*	$0.47	*

Net income per share—diluted computation
Income applicable to common shareholders	$1,348,319		$2,175,228		$2,285,131		$3,230,427

Weighted average common shares outstanding—basic	6,952,284	*	6,940,997	*	6,949,357	*	6,940,997	*
Incremental shares from assumed conversions:
Stock options	602,047	*	544,752	*	603,676	*	544,752	*

Weighted average common shares outstanding—diluted	7,554,331	*	7,485,749	*	7,553,033	*	7,485,749	*

Net income per share—diluted	$0.18	*	$0.29	*	$0.30	*	$0.43	*

Options to purchase 1,884,949* and 1,904,953* shares of common stock at a price range of $4* to $20 per share were outstanding at June 30, 2005 and 2004, respectively.

Note 5—Business Segments

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires that public business enterprises report certain information about operating segments in their annual financial statements. It also requires that enterprises disclose information about products and services provided by significant segments, geographic areas, major customers, differences between the measurement used in reporting segment information and those used in the enterprise’s general-purpose financial statements, and changes in measurement of segment amounts from period to period.

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. During 2005 and 2004, the Corporation did not have any reportable segments.

Note 6 Subsequent Event—Reverse Stock Split

On August 31, 2005, the Board of Directors declared a one-for-four reverse stock split, to stockholders of record on September 1, 2005. The Corporation retained the current par value of $.01 per share for all common shares. All references in the financial statements and notes to the number of shares outstanding, per share amounts, and stock option data of the Corporation’s common stock has been restated to reflect the effect of the reverse stock split by reclassifying from “Common Stock” to “Surplus” an amount equal to the par value of the reduction in shares as a result of the reverse split.

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.

Nexity Financial Corporation and Subsidiaries

Audited Consolidated Financial Statements

For the year ending December 31, 2004

[LOGO] NEXITYSM

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Nexity Financial Corporation

We have audited the accompanying consolidated balance sheets of Nexity Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nexity Financial Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Birmingham, Alabama

March 4, 2005, except for Note 22,

as to which the date is September 1, 2005

Nexity Financial Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2004		2003

ASSETS
Cash and due from banks	$1,581,296		$2,091,562
Interest-bearing deposits in other banks	10,676,569		11,697,599
Federal funds sold	2,832,526		6,342,307
Investment securities available-for-sale, at fair value	200,658,859		176,012,083

Loans, net of unearned income	387,503,339		324,059,297
Allowance for loan losses	(4,911,819)		(4,102,626)

Net loans	382,591,520		319,956,671

Premises and equipment, net of accumulated depreciation	840,316		1,012,151
Deferred tax asset	1,605,616		666,000
Intangible assets	910,655		910,655
Other assets	9,068,311		3,990,021

Total assets	$610,765,668		$522,679,049

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits:
Demand Deposits	$3,319,315		$1,724,487
NOW and money market accounts	223,317,888		218,467,573
Time deposits $100,000 and over	61,476,666		48,883,269
Other time and savings deposits	168,577,473		119,179,888

Total deposits	456,691,342		388,255,217

Federal funds purchased and securities sold under agreements to repurchase	7,264,000		5,000,000
Long-term borrowings	95,000,000		86,750,000
Subordinated debentures	12,372,000		9,300,000
Accrued expenses and other liabilities	3,880,020		2,791,163

Total liabilities	575,207,362		492,096,380

Stockholders’ Equity:
Preferred stock, $0.01 par value: 5,000,000 shares authorized; shares issued and outstanding—none in 2004 and 2003	0		0
Common stock, $0.01 par value; 50,000,000 shares authorized; shares issued and outstanding—6,941,247 in 2004 and 6,940,997 in 2003	69,412	*	69,410	*
Surplus	36,343,063	*	36,342,065	*
Retained deficit	(1,197,254)		(6,572,260)
Accumulated other comprehensive income	343,085		743,454

Total stockholders’ equity	35,558,306		30,582,669

Total liabilities and stockholders’ equity	$610,765,668		$522,679,049

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Nexity Financial Corporation and Subsidiaries

Consolidated Statements of Income

	Years ended December 31,
	2004		2003		2002
INTEREST INCOME:
Interest and fees on loans	$19,819,683		$17,767,432		$18,977,251
Interest on taxable investment securities	8,500,225		7,545,492		4,981,244
Interest on federal funds sold	187,404		113,366		122,295
Other interest income	104,870		240,908		89,370

Total interest income	28,612,182		25,667,198		24,170,160

INTEREST EXPENSE:
Interest on deposits	8,590,820		7,942,875		10,360,106
Interest on short-term borrowings	46,323		4,093		6,396
Interest on long-term borrowings	2,795,559		2,385,490		1,102,935
Interest on subordinated debentures	734,127		837,000		748,000

Total interest expense	12,166,829		11,169,458		12,217,437

Net interest income	16,445,353		14,497,740		11,952,723
Provision for loan losses	1,115,000		1,125,000		1,785,000

Net interest income after provision for loan losses	15,330,353		13,372,740		10,167,723

NONINTEREST INCOME:
Service charges on deposit accounts	52,464		45,380		50,041
Commissions and fees	326,445		331,975		323,319
Gains on sales of investment securities	207,690		371,249		150,625
Brokerage and investment services income	877,365		345,802		32,205
Other operating income	240,370		16,720		4,812

Total noninterest income	1,704,334		1,111,126		561,002

NONINTEREST EXPENSE:
Salaries and employee benefits	6,645,908		5,723,145		5,186,301
Net occupancy expense	491,647		482,455		433,858
Equipment expense	662,354		655,237		711,249
Other operating expense	3,586,126		3,461,397		3,120,477

Total noninterest expense	11,386,035		10,322,234		9,451,885

Income before income taxes	5,648,652		4,161,632		1,276,840
Provisions (benefit) for income taxes	273,646		(514,310)		70,110

Net income	$5,375,006		$4,675,942		$1,206,730

Net income per share—basic	$0.77	*	$0.67	*	$0.18	*

Net income per share—diluted	$0.72	*	$0.62	*	$0.16	*

Weighted average common shares outstanding—basic	6,941,062	*	6,934,518	*	6,879,058	*

Weighted average common shares outstanding—diluted	7,501,570	*	7,494,238	*	7,495,235	*

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Nexity Financial Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income	$5,375,006	$4,675,942	$1,206,730
Adjustments to reconcile net income to net cash provided by operating activities:
Accretion and amortization of investment securities	(3,364)	127,499	(292,106)
Depreciation and amortization	584,970	662,323	881,122
Provision for loan losses	1,115,000	1,125,000	1,785,000
Gain on sales of investment securities available-for-sale	(207,690)	(371,249)	(150,625)
Change in other assets	(913,952)	(1,350,355)	(582,912)
Change in other liabilities	1,089,610	(109,399)	(105,051)

Net cash provided by operating activities	7,039,580	4,759,761	2,742,158

Cash flows from investing activities:
Purchase of investment securities available-for-sale	(72,576,526)	(124,202,012)	(103,518,287)
Proceeds from sales of investment securities available-for-sale	6,867,543	12,962,276	2,150,625
Proceeds from maturities of investment securities available-for-sale	40,637,756	66,502,851	34,288,324
Net increase in loans	(63,749,849)	(9,589,410)	(36,503,648)
Purchase of cash surrender value life insurance	(5,000,000)	0	0
Capital expenditures	(282,706)	(156,201)	(164,155)

Net cash used for investing activities	(94,103,782)	(54,482,496)	(103,747,141)

Cash flows from financing activities:
Net change in deposits	68,436,125	30,326,586	64,290,948
Net change in short-term borrowings	2,264,000	5,000,000	0
Net change in long-term borrowings	8,250,000	25,000,000	40,000,000
Proceeds from issuance of common stock	1,000	51,194	682,252
Net change in subordinated debentures	3,072,000	0	2,000,000

Net cash provided by financing activities	82,023,125	60,377,780	106,973,200

Net change in cash and cash equivalents	(5,041,077)	10,655,045	5,968,217
Cash and cash equivalents at January 1	20,131,468	9,476,423	3,508,206

Cash and cash equivalents at December 31	$15,090,391	$20,131,468	$9,476,423

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$10,567,122	$10,479,945	$11,878,311
Income taxes	366,405	327,789	203,010

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Nexity Financial Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock*		Surplus*	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total stockholders’ equity
	Shares*	Amount*
Balance at December 31, 2001	6,861,680	$68,617	$35,609,412	$(12,454,932)	$1,253,737	$24,476,834
Common stock issued pursuant to:
Common Stock Offering, net of direct costs	64,583	646	680,356			681,002
Stock Option Plan	63	1	1,249			1,250
Comprehensive income:
Net income				1,206,730		1,206,730
Other comprehensive income, net of tax and reclassification adjustment:
Unrealized gains on investment securities					140,252	140,252

Total comprehensive income						1,346,982

Balance at December 31, 2002	6,926,326	69,263	36,085,168	(11,248,202)	1,393,989	26,506,068
Common stock issued pursuant to:
Stock Option Plan	14,671	147	51,047			51,194
Comprehensive income:
Net income				4,675,942		4,675,942
Other comprehensive income, net of tax and reclassification adjustment:
Unrealized losses on investment securities					(650,535)	(650,535)

Total comprehensive income						4,025,407

Balance at December 31, 2003	6,940,997	69,410	36,136,215	(6,572,260)	743,454	30,582,669
Common stock issued pursuant to:
Stock Option Plan	250	3	998			1,000
Comprehensive income:
Net income				5,375,006		5,375,006
Other comprehensive income net of tax and reclassification adjustment:
Unrealized losses on investment securities					(400,369)	(400,369)

Total comprehensive income						4,974,637

Balance at December 31, 2004	6,941,247	$69,412	$36,137,212	$(1,197,254)	$343,085	$35,558,306

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation: Nexity Financial Corporation (the “Corporation”) is a registered bank holding company incorporated on March 12, 1999 under the laws of the State of Delaware. The Corporation was formed to enter the commercial banking business and to invest in other bank-related businesses. The Corporation provides its customers with banking services through its subsidiary, Nexity Bank (the “Bank”), and owns 100% of its issued and outstanding capital stock. Nexity Capital Trust II, a statutory trust and wholly owned subsidiary, was established by the Corporation on May 20, 2004. Nexity Capital Trust II is a special interest nonbank subsidiary that issues trust preferred securities, whereby the proceeds from the issuance are loaned to the Corporation.

Consolidation: The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation. In accordance with the revised Financial Accounting Standards Board Interpretation No. 46, (“FIN 46”), “Consolidation of Variable Interest Entities,” which addresses consolidation by business enterprises of variable interest entities, the Corporation deconsolidated one trust subsidiary at December 31, 2004, which had been formed to raise capital by issuing preferred securities to institutional investors.

Use of Estimates: The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Securities: In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” management determines at the time of purchase the classification of investment securities as either held-to-maturity or available-for-sale. In determining such classification, debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. All other investment securities are classified as available-for-sale and carried at estimated fair value with unrealized gains and losses included in stockholders’ equity on an after-tax basis as accumulated other comprehensive income. Realized gains and losses are recognized on the specific identification method. Premiums and discounts are included in the basis of investment securities and are recognized in income using the effective interest method.

Brokerage and Investment Services: Fee income is derived from providing brokerage and investment services to correspondent banks. Fee income is recognized on a trade date basis.

Loans and Allowance for Loan Losses: Loans are reported at their face amount less payments collected. Unearned income on discounted loans is reported as a reduction of the loan balances and is recognized as income using the sum-of-the-months-digits method, a method approximating the effective interest method. Interest on loans is principally recognized over the term of the loan based on the loan balance outstanding.

Net nonrefundable fees and direct costs of loan originations are deferred and amortized over the lives of the underlying loans as an adjustment to interest income in accordance with SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.”

In many lending transactions, collateral is obtained to provide an additional measure of security. Generally, the cash flow and earnings power of the borrower represent the primary source of repayment and collateral is

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

considered as an additional safeguard to further reduce credit risk. The need for collateral is determined on a case-by-case basis after considering the current and prospective creditworthiness of the borrower, terms of the lending transaction, and economic conditions. When a loan becomes 90 days past due as to interest or principal or serious doubt exists as to collectibility, the accrual of income is discontinued unless the loan is well secured and in process of collection. Previously accrued interest is reversed against current earnings and any subsequent interest is recognized on the cash basis.

Generally, all loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, including loans which are individually identified as being impaired, are classified as nonaccrual loans unless well secured and in the process of collection. Interest collections on nonaccrual loans for which ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” the Corporation measures loans for impairment when it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. It is the Corporation’s policy to apply the provisions of SFAS No. 114 to all impaired commercial and commercial real estate loans on a loan-by-loan basis.

The allowance for loan losses is maintained at a level considered adequate by management to provide for potential losses inherent in the loan portfolio. Management’s evaluation of the adequacy of the allowance is based on a review of individual loans, recent loss experience, current economic conditions, risk characteristics of the various classifications of loans, underlying collateral values, and other relevant factors.

A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. For purposes of this review, the portfolio is segregated between commercial and consumer loans. Every commercial loan is assigned a risk rating based on a numerical scale of one to ten by loan officers using established credit policy guidelines. These risk ratings are reviewed periodically and adjusted as warranted and are subject to review by loan review personnel and bank regulators. Each risk rating is assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. The allocations are based on historical loss factors, taking into consideration current economic conditions, recent trends in the portfolio and trends in the industry. Any adversely classified commercial loans greater than $50,000 are individually evaluated and a specific allowance allocated for any impairment losses identified. The consumer loan portfolio is separated by loan type into homogeneous pools and an allocation is made for each pool based on historical loss factors, taking into consideration recent trends in the portfolio, recent trends in the industry, and economic conditions.

Losses on loans are charged to and recoveries are credited to the allowance at the time the loss or recovery occurs. It is possible that a change in the relevant factors used in management’s evaluation may occur in the future.

Foreclosed Properties: Assets are classified as foreclosed properties upon actual foreclosure or when physical possession of the collateral is taken regardless of whether foreclosure proceedings have taken place.

Foreclosed properties are carried at the lower of the recorded amount of the loan for which the property previously served as collateral, or the fair value of the property less estimated costs to sell.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Prior to foreclosure, the recorded amount of the loan is reduced, if necessary, to the fair value, less estimated costs to sell. Subsequent to foreclosure, gains and losses on the sale of and losses on the periodic revaluation of foreclosed properties are credited or charged to expense. Net costs of maintaining foreclosed properties are expensed as incurred.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset’s estimated useful life (5 to 40 years for buildings and improvements; 3 to 7 years for furniture and equipment). Gains or losses on routine dispositions are charged to operating expenses, and improvements and betterments are capitalized. Interest costs incurred related to the construction of banking premises is included in the cost of the related asset.

Intangible Assets: At December 31, 2004 and 2003, the Corporation had no unamortized goodwill. The Corporation had $910,655 in unamortized other intangible assets at December 31, 2004 and 2003. The other intangible asset is the bank charter, which upon adoption of SFAS No. 142, the Corporation no longer amortizes. In accordance with SFAS No. 142, the Corporation’s bank charter is reviewed at least annually to ensure that there have been no events or circumstances resulting in an impairment of the recorded amount of the intangible asset. Adverse changes in the economic environment, operations of the business unit, or other factors could result in a decline in the implied fair value. If the implied fair value is less than the carrying amount, a loss would be recognized to reduce the carrying amount to fair value.

Segment Information: SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires that public business enterprises report certain information about operating segments in their annual financial statements. It also requires that enterprises disclose information about products and services provided by significant segments, geographic areas, major customers, differences between the measurement used in reporting segment information and those used in the enterprise’s general-purpose financial statements, and changes in measurement of segment amounts from period to period.

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. During 2004 and 2003, the Corporation did not have any reportable segments.

Income Taxes: The Corporation recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

The Corporation and its subsidiaries file a consolidated federal income tax return. The consolidated financial statements (including the provision for income taxes) are prepared on the accrual basis. The Corporation accounts for income taxes using the liability method pursuant to SFAS No. 109, “Accounting for Income Taxes.” Under this method, the Corporation’s deferred tax assets and liabilities are determined by applying federal and state tax rates currently in effect to its cumulative temporary book/tax differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

Earnings Per Share: Earnings per share computations are based upon the weighted average number of shares outstanding during the periods. Diluted earnings per share computations are based upon the weighed average number of shares outstanding during the periods plus the dilutive effect of outstanding stock options.

Stock Based Compensation: At December 31, 2004, the Corporation had a stock option plan covering certain of its officers, employees and directors. The Corporation has elected to follow APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

options. The Corporation adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which allows an entity to continue to measure compensation cost for those plans using a fair value method of accounting prescribed in Opinion 25. Under the fair value method, fair value is measured on the date of grant using an option-pricing model with market assumptions. This amount is amortized on a straight-line basis over the vesting period. The Corporation uses the minimum value option pricing method. Option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, forfeiture rates, and interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options.

The following table provides pro forma net income and earnings per share information, as if the Corporation had applied the fair value recognitions provisions of SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”) to stock-based employee compensation option plans for the three years ended December 31, 2004:

	2004		2003		2002
Net Income
Net income, as reported	$5,375,006		$4,675,942		$1,206,730
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all option awards, net of income tax	(77,907)		(241,777)		(853,203)

Pro forma net income	$5,297,099		$4,434,165		$353,527

Basic Earnings Per Share
As reported	$0.77	*	$0.67	*	$0.18	*
Pro forma	0.76	*	0.64	*	0.05	*

Diluted Earnings Per Share
As reported	$0.72	*	$0.62	*	$0.16	*
Pro forma	0.71	*	0.59	*	0.05	*

The following is a summary of the Corporation’s weighted average assumptions used to estimate the weighted-average per share fair value of options granted on the date of grant using the minimum value option-pricing model:

	2004		2003		2002
Expected life (in years)	4.10		4.20		3.80
Expected volatility	N/A		N/A		N/A
Risk-free interest rate	3.07%		2.80%		2.96%
Expected dividend yield	N/A		N/A		N/A
Weighted-average fair value of options granted during the year	$1.68	*	$1.36	*	$1.56	*

Statement of Cash Flows: For purposes of the Consolidated Statement of Cash Flows, the Corporation has defined cash on hand, amounts due from banks, and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods.

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Comprehensive Income: SFAS No. 130, “Reporting Comprehensive Income” establishes standards for reporting and displaying comprehensive income and its components in general-purpose financial statements. The statement requires additional reporting of items that are recorded directly to stockholders’ equity, but not reported in net income, such as unrealized gains and losses on available-for-sale securities. The Corporation elected to present the required disclosures in the Consolidated Statements of Changes in Stockholders’ Equity.

New Accounting Standards: In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of APB Opinion No. 51, (Interpretation 46). Interpretation 46 addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, (2) The equity investors lack one or more of the following essential characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing expected losses. Interpretation 46 does not require consolidation by transferors to qualifying special purpose entities. Interpretation 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. In December 2003, the FASB reissued Interpretation 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain variable interest entities commonly referred to as special-purpose entities as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied. Management continues to evaluate the applicability of Interpretation 46. The application of Interpretation 46 did not have a material impact on the Corporation’s financial condition, results of operations, or liquidity.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS No. 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this standard did not have a material impact on the financial condition or results of operations of the Corporation. In December 2003, the FASB deferred for an indefinite period the application of the guidance in SFAS No. 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent’s financial statements under SFAS No. 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. Management does not believe any such applicable entities exist as of December 31, 2004, but will continue to evaluate the applicability of this deferral.

In March 2004, the FASB Emerging Issues Task Force (EITF) released Issue 03-01, “Meaning of Other Than Temporary Impairment,” which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurement requirements of Issue 03-01, and other disclosure requirements not already implemented, were effective for periods beginning after June 15, 2004. In September 2004, the FASB staff issued FASB Staff Position (FSP) EITF 03-1-1, which delayed the effective date for certain measurement recognition guidance contained in Issue 03-1. The FSP requires the application of pre-existing other-than-temporary guidance during the period of delay until a final consensus is reached. Management does not anticipate the issuance of the final consensus will have a material impact on financial condition, the results of operations, or liquidity.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In December 2004, the FASB revised SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. The provisions of this statement will become effective July 1, 2005 for all equity awards granted after the effective date. On July 1, 2005, the Corporation will adopt the provisions of SFAS No. 123 and begin recognizing compensation expense ratably in the income statement, based on the estimated fair value of all awards granted to employees after July 1, 2005. SFAS No. 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to actually vest, exclusive of awards expected to be forfeited. The Corporation is currently assessing the impact of adopting the provisions of this standard.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on financial condition, results of operations, or liquidity.

NOTE 2—RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Bank is required by regulation to maintain average cash reserve balances based on a percentage of deposits. There were no required cash reserve balances for the periods ended December 31, 2004 and 2003.

NOTE 3—INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available-for-sale at December 31 are presented below:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities of U.S. Government agencies and corporations	$55,050,059	$307,447	$(40,498)	$55,317,008
Mortgage-backed securities	131,021,887	766,506	(703,767)	131,084,626
Other debt securities	8,000,408	214,892	0	8,215,300

Total debt securities	194,072,354	1,288,845	(744,265)	194,616,934
Equity securities	6,041,925	0	0	6,041,925

Total investment securities	$200,114,279	$1,288,845	$(744,265)	$200,658,859

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities of U.S. Government agencies and corporations	$55,723,832	$825,530	$(19,000)	$56,530,362
Mortgage-backed securities	106,230,482	803,184	(651,199)	106,382,467
Other debt securities	7,988,530	221,570	0	8,210,100

Total debt securities	169,942,844	1,850,284	(670,199)	171,122,929
Equity securities	4,889,154	0	0	4,889,154

Total investment securities	$174,831,998	$1,850,284	$(670,199)	$176,012,083

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The amortized cost and fair value of debt securities available-for-sale at December 31, 2004, based on contractual maturities, are shown below. Actual maturities may differ from contractual maturities or maturities shown below because borrowers have the right to prepay obligations with or without prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$0	$0
Due after one year through five years	18,438,273	18,389,996
Due after five years through ten years	46,328,385	46,597,412
Due after ten years	129,305,696	129,629,526

Total	$194,072,354	$194,616,934

Investment securities with a fair value of $96,386,789 and $89,108,271 at December 31, 2004 and 2003, respectively, were pledged as collateral for borrowed funds.

Proceeds from sales of investment securities available-for-sale were $6,867,543, $12,962,276 and $2,150,625 in 2004, 2003 and 2002, respectively. Gains of $207,690, $371,249 and $150,625 were realized on these sales during 2004, 2003 and 2002, respectively. There were no realized losses in 2004, 2003 and 2002.

The reclassification of unrealized holding gains to net gains realized in net income in 2004 is presented below:

Decrease in unrealized holding gains on available-for-sale securities, net of tax	$(269,524)
Less: Net gains realized on available-for-sale securities sold, net of tax	130,845

Change in unrealized gains on available-for-sale securities, net of tax of $235,137	$(400,369)

The fair value and unrealized losses on investment securities with unrealized losses at December 31, 2004 are presented below. The fair value and unrealized losses are presented for those securities that have had unrealized losses for less than 12 months and those that have been in an unrealized loss position for 12 consecutive months or longer.

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities of U.S. Government agencies and corporations	$8,227,514	$40,498	$0	$0	$8,227,514	$40,498
Mortgage-backed securities	45,833,475	310,468	22,737,280	393,299	68,570,755	703,767
Other debt securities	0	0	0	0	0	0

Total debt securities	54,060,989	350,966	22,737,280	393,299	76,798,269	744,265
Equity securities	0	0	0	0	0	0

Total investment securities	$54,060,989	$350,966	$22,737,280	$393,299	$76,798,269	$744,265

The above securities are considered temporarily impaired and no loss has been recognized on these securities since there has been no deterioration in the credit quality of the issuers of these securities and the unrealized losses are due to changes in interest rates. The Corporation has both the intent and ability to hold the securities for a time necessary to recover the unrealized loss.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31 are comprised of the following:

	2004	2003
Commercial, financial, and agricultural	$86,660,894	$70,748,448
Real estate-construction	108,000,807	77,648,068
Real estate-mortgage	140,520,747	131,512,411
Installment loans to individuals	20,664,146	14,840,957
Home equity lines of credit	29,501,006	23,838,617
Lease financing receivables	1,952,843	5,420,936
Other loans	208,147	107,071

Gross Loans	387,508,590	324,116,508
Unearned income	(5,251)	(57,211)

Total Loans	387,503,339	324,059,297
Allowance for loan losses	(4,911,819)	(4,102,626)

Net Loans	$382,591,520	$319,956,671

The following table presents selected loan maturities and interest rate sensitivity at December 31, 2004:

	One Year or Less	One to Five Years	Over Five Years	Total
Types of loans:
Commercial, financial and agricultural	$13,306,132	$40,546,627	$32,808,135	$86,660,894
Real estate—construction	59,389,144	46,148,790	2,462,873	108,000,807
Real estate—mortgage	41,169,063	88,878,725	10,472,959	140,520,747
Installment loans to individuals	10,870,374	5,985,311	3,808,461	20,664,146
Home equity lines of credit	0	55,499	29,445,507	29,501,006
Lease financing receivables	1,113,659	833,933	0	1,947,592
Other loans	208,147	0	0	208,147

Total loans	$126,056,519	$182,448,885	$78,997,935	$387,503,339

Total of loans above with:
Fixed interest rates	$19,659,893	$18,182,985	$7,441,000	$45,283,878
Variable interest rates	106,396,626	164,265,900	71,556,935	342,219,461

Total loans	$126,056,519	$182,448,885	$78,997,935	$387,503,339

Directors and executive officers of the Corporation are loan and deposit customers and have other transactions with the Corporation in the ordinary course of business. Total loans to these persons were $3,818,000 and $6,344,000 at December 31, 2004 and 2003, respectively. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and involve no unusual risk or collectibility.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Activity in the allowance for loan losses is summarized as follows:

	2004	2003	2002
Balance at beginning of year	$4,102,626	$3,867,872	$3,416,090
Provision for loan losses	1,115,000	1,125,000	1,785,000
Recoveries on loans previously charged off	34,981	61,829	28,344
Loans charged off	(340,788)	(952,075)	(1,361,562)

Balance at end of year	$4,911,819	$4,102,626	$3,867,872

Nonperforming assets (including cash basis loans) at December 31, held by the Corporation, are summarized below:

	2004	2003
Nonaccrual loans	$1,811,446	$229,137
Loans past due 90 days or more	0	71,402
Other real estate owned	82,000	580,316

Total nonperforming assets	$1,893,446	$880,855

Interest income which would have been recorded on
nonaccrual loans pursuant to original terms	$76,683	$817
Interest income recorded on nonaccrual loans	$0	$0

Impaired loans are loans for which it is probable that all amounts, including principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. At December 31, 2004 and 2003, the Corporation had $2,113,188 and $253,521, respectively, in loans considered impaired. Impaired loans had a related specific allowance for loan losses of $671,902 and $85,692 at December 31, 2004 and 2003, respectively. There were no material commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2004 and 2003.

At December 31, 2004 and 2003, the Corporation did not have any loans for which terms had been modified in troubled debt restructurings.

NOTE 5—PREMISES AND EQUIPMENT

Premises and equipment at December 31, consist of the following:

	2004	2003
Leasehold improvements	$155,833	$155,833
Furniture and equipment	2,879,602	2,615,137

Total	3,035,435	2,770,970
Accumulated depreciation	(2,195,119)	(1,758,819)

Net premises and equipment	$840,316	$1,012,151

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Provision for depreciation included in noninterest expense in 2004, 2003, and 2002 was $454,540, $479,694, and $524,333 respectively. The Corporation has entered into various noncancellable operating leases for buildings and equipment used in its operations. Certain leases have various renewal options which include increased rentals under cost of living escalation clauses. Rental expenses charged to occupancy and equipment expense in 2004, 2003, and 2002 were $451,172, $430,216, and $385,343, respectively.

At December 31, 2004, future minimum rental commitments under noncancellable operating leases that have a remaining life in excess of one year are summarized as follows:

2005	$382,432
2006	283,018
2007	92,931
2008	92,932
2009 and thereafter	201,352

Total minimum obligation	$1,052,665

NOTE 6—INTANGIBLE ASSETS

Upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, the Corporation ceased amortizing other intangible assets. The Corporation has had no changes in the carrying amount of intangible assets during the years ended December 31, 2004 and 2003.

NOTE 7—OTHER ASSETS AND OTHER LIABILITIES

Other assets at December 31 are comprised of the following:

	2004	2003
Accrued interest on loans and securities	$2,899,213	$2,549,959
Cash surrender value life insurance	5,159,130	0
Prepaid expenses	465,687	361,873
Software	143,708	249,043
Other real estate	82,000	580,316
Other	318,573	248,830

Total other assets	$9,068,311	$3,990,021

Accrued expenses and other liabilities at December 31 are comprised of the following:

	2004	2003
Accrued interest on deposits	$1,923,813	$1,087,322
Accrued interest on borrowings	290,079	260,990
Accrued salaries and employee benefits	539,958	457,186
Accounts Payable	445,786	361,516
Deferred tax liability-unrealized gains on securities AFS	201,495	436,631
Other	478,889	187,518

Total accrued expenses and other liabilities	$3,880,020	$2,791,163

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NOTE 8—DEPOSITS

The aggregate amount of time deposits of $100,000 or more at December 31, 2004 was $61,476,666. At December 31, 2004, the aggregate maturities of time deposits of $100,000 or more are summarized as follows:

2005	$57,132,828
2006	4,343,838

Total	$61,476,666

NOTE 9—INCOME TAXES

The components of consolidated income tax expense for the years ended December 31, 2004, 2003, and 2002 are as follows:

	2004	2003	2002
Current:
Federal	$971,758	$0	$0
State	239,254	151,690	70,110

Total	1,211,012	151,690	70,110

Deferred:
Federal	(671,293)	(630,000)	0
State	(266,073)	(36,000)	0

Total	(937,366)	(666,000)	0

Provisions (benefit) for income taxes	$273,646	$(514,310)	$70,110

The significant components of the Corporation’s deferred tax liabilities and assets recorded pursuant to SFAS No. 109 and included in other assets in the Consolidated Balance Sheets at December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax liabilities:
Tax depreciation over book	$(77,179)	$(104,441)
Loan loss recapture	(272,913)	(350,888)
Unrealized gain—AFS securities	(201,495)	(436,631)
Other	(42,713)	0

Total deferred tax liabilities	$(594,300)	$(891,960)

Deferred tax assets:
Allowance for loan losses	1,817,373	1,517,972
Net operating loss carryforward	267,157	1,156,620
Start up and organizational costs	0	266,280
Accrued bonuses	72,610	79,041
Nonaccrual loan interest	35,427	14,227
OREO Write-offs	57,553	30,017
AMT tax credits	15,458	70,579

Total deferred tax assets	2,265,578	3,134,736

Less: valuation allowance	(267,157)	(2,013,405)

Net deferred tax assets	$1,404,121	$229,371

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The realization of deferred tax assets will be based on future taxable income.

At December 31, 2003, the Corporation had net operating loss carryforwards of $3,348,370 that were used in 2004.

Total income tax expense differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate (34%) to pretax income as a result of the following differences for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Tax expense at statutory rate	$1,920,542	$1,414,955	$434,126
Increase (decrease) in taxes resulting from:
Increase / (decrease) in valuation allowance	(1,746,249)	(2,030,519)	(531,506)
Other non-deductible expenses	(29,011)	(91,560)	15,291
State income taxes	(17,700)	76,355	46,273
Tax contingency reserve	150,000	0	0
Other, net	(3,936)	116,459	105,926

Total	$273,646	$(514,310)	$70,110

NOTE 10—SHORT-TERM BORROWINGS

Short-term borrowings at December 31 include the following:

	2004	2003
Federal funds purchased	$7,264,000	$5,000,000
Weighted average interest rate at December 31	2.13%	0.88%
Weighted average interest rate during the year	1.43	1.20
Maximum amount outstanding at any month-end	$14,958,000	$9,594,267
Average amount outstanding during the year	3,241,081	341,744

The Bank has unsecured federal funds lines of credit with correspondent banks totaling $10.0 million. The Bank has a secured federal funds line of credit with a correspondent bank totaling $10.0 million. The Bank is a member of the FHLB and may borrow short-term and long-term funds up to thirty percent of the Bank’s total assets. Pursuant to collateral agreements with the FHLB, advances are secured by Federal Home Loan Bank stock (carried at cost of $5.3 million) and U.S. Treasury or Government agency securities.

The Bank provides clearing and cash management services to community banks. As part of this program the Bank may retain a portion of these funds as unsecured federal funds purchased up to the limit established by the community bank. The Bank typically sells a significant portion of these funds to upstream correspondent banks. At December 31, 2004, the Bank’s total federal funds purchased through this program was $7,264,000.

NOTE 11—LONG-TERM DEBT

Advances from the FHLB with an initial maturity of more than one year totaled $95,000,000 and $85,000,000 at December 31, 2004 and 2003, respectively. These advances are collateralized by the same collateral agreements as short-term funds from the FHLB (See Note 10). Fixed interest rates on these advances ranged from 1.90% to 4.75%, payable monthly or quarterly, with principal due at various maturities ranging from 2005 to 2014.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The FHLB has the option to convert $25,000,000 in advances to three month LIBOR-based floating rate advances in 2005, $10,000,000 in 2006, $10,000,000 in 2007, $10,000,000 in 2008, and $5,000,000 in 2009.

Principal maturities on long-term debt are summarized below:

2005	$5,000,000
2006	10,000,000
2007	35,000,000
2008	0
2009 and thereafter	45,000,000

Total	$95,000,000

NOTE 12—JUNIOR SUBORDINATED DEBENTURES OWED TO UNCONSOLIDATED SUBSIDIARY TRUSTS

On June 28, 2002, April 30, 2001, September 27, 2001, and October 30, 2001, Nexity Capital Trust I, a Delaware statutory trust established by the Corporation, received $2,000,000, $5,000,000, $1,300,000 and $1,000,000, respectively, in proceeds in exchange for a total of $9,300,000 principal amount of Nexity Capital Trust I’s 9.0% cumulative trust preferred securities in a trust preferred private placement. The proceeds were used to purchase an equal principal amount of 9.0% subordinated debentures of the Corporation. On June 1, 2004, the Corporation and Nexity Capital Trust I called the subordinated debentures of the Corporation and the trust preferred securities, respectively in full.

The Corporation formed Nexity Capital Trust II, a Delaware statutory trust, of which 100% of the common equity is owned by the Corporation. The trust was formed for the purpose of issuing Corporation-obligated mandatory redeemable trust preferred securities to third-party investors and investing the proceeds for the sale of such trust preferred securities solely in junior subordinated debt securities of the Corporation (the debentures). The debentures held by the trust are the sole assets of the trust. Distributions on the trust preferred securities issued by the trust are payable quarterly at a rate per annum equal to three-month LIBOR plus 280 basis points.

The Corporation has fully and unconditionally guaranteed all obligations of Nexity Capital Trust II on a subordinated basis with respect to the trust preferred securities. The trust preferred securities and subordinated debentures have 30-year lives with a call option on July 23, 2009 and each interest date thereafter, subject to regulatory approval, or earlier, depending upon certain changes in tax or investment company laws, or regulatory capital requirements.

Subject to certain limitations, the trust preferred securities qualify as Tier 1 capital for the Corporation under Federal Reserve Board guidelines.

As a result of applying the provisions of FIN 46, governing when an equity interest should be consolidated, the Corporation was required to deconsolidate the subsidiary trust from its financial statements in 2004. The deconsolidation of the net assets and results of operations of the trust had virtually no impact on the Corporation’s financial statements or liquidity position, since the Corporation continues to be obligated to repay the debentures held by the trust and guarantees repayment of the trust preferred securities issued by the trust.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Consolidated debt obligations related to subsidiary trust holding solely debentures of the Corporation follows:

	December 31,
	2004	2003
3-month LIBOR plus 2.80% junior subordinated debentures owed
to Nexity Capital Trust II due July 23, 2034	$12,372,000	$0
9.0% junior subordinated debentures owed to Nexity Capital Trust I
called on June 1, 2004	0	9,300,000

Total junior subordinated debentures owed to unconsolidated
subsidiary trusts	$12,372,000	$9,300,000

NOTE 13—OTHER OPERATING EXPENSE

Other operating expense for the years ended December 31, includes the following:

	2004	2003	2002
Travel and lodging	$239,253	$288,844	$179,634
Telephone and data communications	256,729	312,369	270,345
Software maintenance contracts	191,596	185,330	116,270
Director fees	333,250	292,000	176,000
Consulting fees	211,373	195,802	129,554
Investment seminars	206,599	40,000	0
Advertising	184,509	132,635	108,960
Other	1,962,817	2,014,417	2,139,714

Total	$3,586,126	$3,461,397	$3,120,477

NOTE 14—PER SHARE INFORMATION

SFAS No. 128, “Earnings Per Share,” requires dual presentation of basic and diluted EPS on the face of the Consolidated Statement of Income and requires a reconciliation of the numerator and denominator of the diluted EPS calculation.

Net income per share—basic is computed by dividing net income by the weighted average number of common shares outstanding. Net income per share—diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In accordance with SFAS No. 128, the calculation of net income per share—basic and net income per share—diluted for the years ended December 31 are presented below:

	2004		2003		2002
Net income per share—basic computation
Net income	$5,375,006		$4,675,942		$1,206,730
Income applicable to common stockholders	$5,375,006		$4,675,942		$1,206,730

Weighted average common shares outstanding—basic	6,941,062	*	6,934,518	*	6,879,058	*

Net income per share—basic	$0.77	*	$0.67	*	$0.18	*

Net income per share—diluted computation
Income applicable to common stockholders	$5,375,006		$4,675,942		$1,206,730

Weighted average common shares outstanding—basic	6,941,062	*	6,934,518	*	6,879,058	*
Incremental shares from assumed conversions:
Stock options	560,508	*	559,720878	*	616,177	*

Weighted average common shares outstanding—diluted	7,501,570	*	7,494,238	*	7,495,235	*

Net income per share—diluted	$0.72	*	$0.62	*	$0.16	*

Options to purchase 1,925,911*, 1,878,474*, and 1,808,411* shares of common stock at a price range of $4* to $20* per share were outstanding during 2004, 2003 and 2002, respectively.

NOTE 15—EMPLOYEE BENEFIT PLANS

The Corporation adopted a pre-tax savings plan (“401(k) Plan”), which covers substantially all employees of the Corporation effective January 1, 2000. The 401(k) Plan allows for employer matching contributions and discretionary profit sharing contributions. The Board of Directors approved a discretionary employer matching contribution and a profit sharing contribution to the 401(k) Plan in 2004, 2003 and 2002. Total expenses of the 401(k) Plan, including amounts contributed, which are included in employee benefits expense for the years ended December 31, 2004, 2003 and 2002 were $200,952, $186,876, and $170,432, respectively.

Beginning in 2004, the Corporation maintains Supplementary Executive Retirement Plans (“SERPs”) for certain officers. These plans provide salary continuation benefits after the participant reaches normal retirement age and continue for 15 years. The SERPs also provide limited benefits in the event of early termination, death, or disability while employed by the Corporation. The officers vest in the benefits over a ten-year period as defined by the SERPs. In the event of a change of control of the Corporation as defined in the SERPs, the officers become 100% vested in the total benefit. The Corporation has purchased life insurance policies on these officers in order to fund the payments required by the SERPs. For the year ended December 31, 2004, $47,487 was charged to operations related to these SERPs.

NOTE 16—STOCK OPTION PLAN

During 1999, the Corporation adopted a stock option plan covering certain of its officers, employees and directors. The maximum number of shares issuable under the plan is 2,250,000.* Options granted under the plan become exercisable generally over a three-year period. Some of the options granted under the plan became exercisable immediately. Options granted under the plan expire in periods of five to ten years from the date of grant.

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Activity under the plan is summarized below:

	2004		2003		2002
	Shares*	Weighted- Average Exercise Price*	Shares*	Weighted- Average Exercise Price*	Shares*	Weighted- Average Exercise Price*
Outstanding at beginning of period	1,878,474	$7.44	1,808,411	$7.04	1,804,409	$7.20
Granted	54,125	13.00	152,500	12.00	97,648	16.00
Exercised	(250)	(4.00)	(16,875)	(4.00)	(63)	(20.00)
Expired	(6,438)	(18.44)	(65,563)	(7.76)	(93,583)	(20.00)

Outstanding at end of period	1,925,911	$7.56	1,878,474	$7.44	1,808,411	$7.04

Options exercisable at end of period	1,802,935	$7.20	1,693,072	$6.68	1,601,652	$6.08

Weighted-average fair value of options granted during the period	$1.68		$1.36		$1.56

At December 31, 2004, 1,802,935 optioned shares were exercisable at prices between $4.00 and $20.00 per share for a total of $12,975,312. When options are exercised, par value of the shares issued is recorded as an addition to common stock, and the remainder of the proceeds (including any tax benefit, if applicable) is credited to capital surplus. No income or expense has been recognized in connection with the exercise of these stock options and any tax benefit earned in 2004, 2003 and 2002 has been reserved. The following table summarizes information about stock options outstanding at December 31, 2004.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31	Weighted -Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at December 31	Weighted- Average Exercise Price
$ 4.00	1,350,375	4.42 Years	$4.00	1,350,375	$4.00
12.00	276,337	6.17 Years	12.00	184,674	12.00
14.00	26,625	9.99 Years	14.00	0	14.00
20.00	272,574	4.98 Years	20.00	267,886	20.00

	1,925,911	4.83 Years	$7.56	1,802,935	$7.20

NOTE 17—DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized (See Note 18).

Many of the Corporation’s financial instruments lack an available trading market as characterized by a willing buyer and a willing seller engaging in an exchange transaction. Further, the Corporation’s general practice is to hold its financial instruments to maturity and not to engage in trading activities. Therefore, significant estimates and present value calculations were used by the Corporation for the purpose of this disclosure. Such estimates involve judgments as to economic conditions, risk characteristics, and future expected

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

loss experience of various financial instruments and other factors that cannot be determined with precision. The fair value estimates presented herein are based on information available to management as of December 31, 2004 and 2003.

The following is a description of the methods and assumptions used to estimate the fair value of each class of the Corporation’s financial instruments:

Cash and short-term investments: The carrying amount is a reasonable estimate of fair value.

Investment securities: For securities available-for-sale, fair value equals the carrying amount which is generally the quoted market price. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: For certain categories of loans, such as variable rate loans and other lines of credit, the carrying amount, adjusted for credit risk, is a reasonable estimate of fair value because there is no contractual maturity and/or the Corporation has the ability to reprice the loan as interest rate shifts occur. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. As the discount rates are based on current loan rates as well as management estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale.

Other financial assets: Include bank-owned life insurance for which the carrying value is a reasonable estimate of fair value and is included in other assets on the Consolidated Balance Sheets.

Deposit liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings: The carrying amount is a reasonable estimate of fair value.

Long-term borrowings: The fair value of long-term borrowings is estimated using discounted cash flow analyses, based on the Corporation’s estimated borrowing rates for similar types of borrowing arrangements.

Commitments to extend credit: For certain categories of commitments, and variable rate lines of credit, a reasonable estimate of fair value would be nominal because the Corporation has the ability to reprice the commitment as interest rate shifts occur. The fair value of other types of commitments to extend credit is estimated by discounting the potential future cash flows using the current rate at which similar commitments would be made to borrowers with similar credit ratings. As the discount rates are based on current loan rates as well as management estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale.

Standby letters of credit: The fair value of standby letters of credit are generally based upon fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The estimated fair values (in thousands) of the Corporation’s financial instruments at December 31 are as follows:

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and short-term investments	$15,090	$15,090	$20,131	$20,131
Investment securities	200,287	200,287	175,724	175,724
Loans	382,592	382,909	319,957	320,503
Other financial assets	5,159	5,159	0	0

Financial Liabilities:
Deposits	456,691	455,826	387,967	388,459
Long-term borrowings	95,000	95,015	86,750	88,193
Subordinated debentures	12,372	12,372	9,300	10,013
Standby letters of credit	33	33	0	0

	2004		2003
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:
Commitments to extend credit	$129,451	$(5)	$89,703	$0

NOTE 18—COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Corporation has various claims, commitments, and contingent liabilities arising from the normal conduct of its business which are not reflected in the accompanying consolidated financial statements and are not expected to have any material adverse effect on the financial position or results of operations of the Corporation.

The Corporation and its subsidiaries are defendants in litigation and claims arising from the normal course of business. Based on consultation with legal counsel, management is of the opinion that the outcome of pending and threatened litigation will not have a material impact on the Corporation’s consolidated financial statements.

The Corporation is party to financial instruments with off-balance sheet risk (See Note 17) in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The notional value of those instruments reflect the extent of involvement the Corporation has in each class of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Generally, the Corporation does not charge a fee to customers to extend a commitment. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit to customers. The amount of collateral obtained if deemed necessary by the Corporation upon extension of credit is based on management’s credit evaluation of the counterparty.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Corporation’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the notional value of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Corporation requires collateral or other security to support certain financial instruments with credit risk. The notional and estimated fair value of these financial instruments at December 31, 2004 and 2003 are presented in Note 17.

NOTE 19—REGULATORY MATTERS

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Corporation’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation’s and the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets as defined in the regulations. Management believes, as of December 31, 2004, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004 and 2003, the Corporation and the Bank were well capitalized under this regulatory framework. To be categorized as well-capitalized, each entity must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since December 31, 2004 that management believes have changed either the Corporation’s or the Bank’s capital classifications.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Corporation’s and the Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:

Total Capital (to Risk-Weighted Assets)
Nexity Financial Corporation	$51,216	10.74%	$38,138	8.00%	$47,673	10.00%
Nexity Bank	49,512	10.39	38,134	8.00	47,667	10.00

Tier 1 Capital (to Risk-Weighted Assets)
Nexity Financial Corporation	46,043	9.66	19,069	4.00	28,604	6.00
Nexity Bank	44,600	9.36	19,067	4.00	28,600	6.00

Tier 1 Capital (to Average Assets)
Nexity Financial Corporation	46,043	7.62	24,158	4.00	30,197	5.00
Nexity Bank	44,600	7.38	24,158	4.00	30,197	5.00

As of December 31, 2003:

Total Capital (to Risk-Weighted Assets)
Nexity Financial Corporation	$42,331	10.89%	$31,088	8.00%	$38,860	10.00%
Nexity Bank	42,760	11.02	31,037	8.00	38,796	10.00

Tier 1 Capital (to Risk-Weighted Assets)
Nexity Financial Corporation	38,229	9.84	15,544	4.00	23,316	6.00
Nexity Bank	38,658	9.96	15,519	4.00	23,278	6.00

Tier 1 Capital (to Average Assets)
Nexity Financial Corporation	38,229	7.45	20,520	4.00	25,650	5.00
Nexity Bank	38,658	7.54	20,520	4.00	25,650	5.00

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NOTE 20—NEXITY FINANCIAL CORPORATION (PARENT COMPANY ONLY)

The Parent’s principal assets are its investments in the Bank, and the principal source of income for the Parent will be dividends from the Bank. Certain regulatory and legal requirements restrict payment of dividends and lending of funds between the Bank and the Parent.

The Parent’s condensed balance sheets at December 31, 2004 and 2003, and condensed statements of operations and of cash flows for the years ended December 31 are presented below:

CONDENSED BALANCE SHEETS

	2004	2003
Assets:
Cash and cash equivalents	$1,513,288	$425,690
Investment in bank subsidiary	45,853,443	40,311,737
Other investments	372,000	287,629
Other assets	206,280	631,769

Total assets	$47,945,011	$41,656,825

Liabilities and Stockholders’ Equity:
Subordinated debentures	$12,372,000	$9,300,000
Long-term borrowings	0	1,750,000
Other liabilities	14,705	24,156

Total liabilities	12,386,705	11,074,156

Stockholders’ equity	35,558,306	30,582,669

Total liabilities and stockholders’ equity	$47,945,011	$41,656,825

CONDENSED STATEMENTS OF OPERATIONS

	2004	2003	2002
Income:
Dividend income	$10,017	$0	$0
Other interest income	28,092	11,758	24,223

Total income	38,109	11,758	24,223

Expense:
Interest on notes payable	68,056	81,195	75,837
Interest on subordinated debentures	734,127	837,000	748,000
Other operating expense	15,559	28,234	45,354

Total expense	817,742	946,429	869,191

(Loss) income before equity in undistributed income of subsidiaries and taxes	(779,633)	(934,671)	(844,968)
Equity in undistributed income of subsidiaries	5,942,075	5,023,654	2,151,698

Income before taxes	5,162,442	4,088,983	1,306,730
Income tax (benefit) expense	(212,564)	(586,959)	100,000

Net income	$5,375,006	$4,675,942	$1,206,730

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2004	2003	2002
Cash flows from operating activities:
Net income	$5,375,006	$4,675,942	$1,206,730
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiaries	(5,942,075)	(5,023,654)	(2,151,698)
Change in other assets	425,489	(568,692)	(63,076)
Change in other liabilities	(9,451)	(20,007)	(40,860)

Net cash used for operating activities	(151,031)	(936,411)	(1,048,904)

Cash flows from investing activities:
Investment in bank subsidiary	0	0	(1,000,000)
Investment in nonbank subsidiary	(84,371)	0	(61,856)

Net cash used for investing activities	(84,371)	0	(1,061,856)

Cash flows from financing activities:
Net change in subordinated debentures	3,072,000	0	2,000,000
Repayment of long-term debt	(1,750,000)	0	0
Proceeds from issuance of common stock	1,000	51,194	682,252

Net cash provided by financing activities	1,323,000	51,194	2,682,252

Net change in cash and cash equivalents	1,087,598	(885,217)	571,492
Cash and cash equivalents at January 1	425,690	1,310,907	739,415

Cash and cash equivalents at December 31	$1,513,288	$425,690	$1,310,907

The Parent paid interest of $640,719, $937,202, and $805,287 in 2004, 2003, and 2002, respectively. The Parent paid taxes of $117,461, $1,000, and $164,400 in 2004, 2003, and 2002, respectively.

Nexity Financial Corporation and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

NOTE 21—QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

	2004
	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
Interest income	$8,055,095		$7,236,107		$6,739,874		$6,581,106
Interest expense	3,513,956		2,992,604		2,904,174		2,756,095

Net interest income	4,541,139		4,243,503		3,835,700		3,825,011
Provision for loan losses	300,000		320,000		190,000		305,000
Noninterest income	301,402		382,811		436,138		376,293
Gains on sales of investment securities	0		78,518		31,950		97,222
Noninterest expense	3,117,770		2,687,611		2,841,267		2,739,387

Income before income taxes	1,424,771		1,697,221		1,272,521		1,254,139
Provision (benefit) for income taxes	339,753		637,660		(902,707)		198,940

Net income	$1,085,018		$1,059,561		$2,175,228		$1,055,199

Net income per share—basic	$0.16	*	$0.15	*	$0.31	*	$0.15	*
Net income per share—diluted	0.14	*	0.14	*	0.29	*	0.14	*
Weighted average shares outstanding—basic	6,941,247	*	6,941,005	*	6,940,997	*	6,940,997	*
Weighted average shares outstanding—diluted	7,548,685	*	7,485,754	*	7,485,749	*	7,485,749	*

	2003
	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
Interest income	$6,671,493		$6,340,210		$6,332,498		$6,322,997
Interest expense	2,801,943		2,681,301		2,847,976		2,838,238

Net interest income	3,869,550		3,658,909		3,484,522		3,484,759
Provision for loan losses	325,000		220,000		240,000		340,000
Noninterest income	157,088		220,181		193,170		169,438
Gains on sales of investment securities	0		12,832		0		358,417
Noninterest expense	2,624,326		2,657,459		2,549,898		2,490,551

Income before income taxes	1,077,312		1,014,463		887,794		1,182,063
(Benefit) provision for income taxes	(617,250)		33,750		33,750		35,440

Net income	$1,694,562		$980,713		$854,044		$1,146,623

Net income per share—basic	$0.24	*	$0.14	*	$0.12	*	$0.17	*
Net income per share—diluted	0.23	*	0.13	*	0.11	*	0.15	*
Weighted average shares outstanding—basic	6,940,997	*	6,940,251	*	6,930,151	*	6,926,451	*
Weighted average shares outstanding—diluted	7,485,749	*	7,492,895	*	7,500,333	*	7,498,125	*

NOTE 22 SUBSEQUENT EVENT—REVERSE STOCK SPLIT

On August 31, 2005, the Board of Directors declared a one-for-four reverse stock split, to stockholders of record on September 1, 2005. The Corporation retained the current par value of $.01 per share for all common shares. All references in the financial statements and notes to the number of shares outstanding, per share amounts, and stock option data of the Corporation’s common stock has been restated to reflect the effect of the reverse stock split by reclassifying from “Common Stock” to “Surplus” an amount equal to the par value of the reduction in shares as a result of the reverse split.

*	Adjusted for one-for-four reverse stock split effected on September 1, 2005.

•	You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

•	We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

•	You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

•	Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

1,700,000 Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

September         , 2005

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of such expenses will be paid by Nexity Financial Corporation. All amounts shown are estimates, except the SEC registration fee and the NASD and the NASDAQ National Market filing fees:

SEC registration fee	$3,682.00
NASDAQ National Market filing fee	105,000.00
Printing and mailing expenses	100,000.00
Fees and expenses of counsel	85,000.00
Accounting and related expenses	300,000.00
Blue Sky fees and expenses	1,000.00
Miscellaneous	105,318.00

Total	$700,000.00

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation and bylaws authorize us to indemnify our directors, officers, employees and agents to the full extent permitted by law. Section 145 of the Delaware General Corporation Law contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under Delaware law, other than an action brought by or in the right of Nexity Financial Corporation, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Nexity Financial Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of Nexity Financial Corporation, such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Nexity Financial Corporation and except that no indemnification shall be made in respect of any claim, issues or matters as to which such person has been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

In 2002, we sold 64,583 shares of common stock at a purchase price of $12.00 per share. The shares were sold in a transaction not involving a public offering under Rule 506 of SEC Regulation D. The shares were sold only to “accredited investors” as defined in Regulation D. The shares were sold through Bankers Bank Capital Corporation, as placement agent. No commissions were paid.

The following amounts of stock options have been exercised in the past four years:

	Shares	Weighted Average Exercise Price
2002	63	$20.00
2003	16,875	$4.00
2004	250	$4.00
2005	43,777	$11.76

These shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933 and SEC Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
1	Form of Underwriting Agreement

3.1	Certificate of Incorporation, restated**

3.2	Bylaws**

3.3	Certificate of Amendment to the Restated Certificate of Incorporation of Nexity Financial Corporation.

4.1	Specimen Stock Certificate

5	Opinion of Balch & Bingham LLP

10.1	Incentive Stock Compensation Plan, included as Exhibit 10.1 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.1.1	Amendment to Incentive Stock Compensation Plan, included as Exhibit 10.1.1 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.2	Form of Employee Stock Option Agreement, included as Exhibit 10.2 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.3	Noncompetition, Severance, and Employment Agreement with Greg L. Lee, dated December 13, 2000, included as Exhibit 10.3 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.4	Noncompetition, Severance, and Employment Agreement with David E. Long, dated December 13, 2000, included as Exhibit 10.4 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.5	Noncompetition, Severance, and Employment Agreement with John J. Moran, Dated December 13, 2000, included as Exhibit 10.5 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.6	Employment Agreement with Kenneth T. Vassey, dated November 15, 2001, included as Exhibit 10.6 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.7	Salary Continuation Agreement with Greg L. Lee, dated July 20, 2004, included as Exhibit 10.7 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.8	Salary Continuation Agreement with David E. Long, dated July 20, 2004, included as Exhibit 10.8 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

Salary Continuation Agreement with John J. Moran, dated July 20, 2004, included as Exhibit 10.9 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.9	Loan and Stock Pledge Agreement with Flag Bank**

10.10	Trust Preferred Indenture**

21.1	Subsidiaries of the Registrant

(1) Nexity Bank, a state-chartered bank in Alabama

(2) Nexity Capital Trust II, a Delaware statutory trust

21.2	Subsidiary of Nexity Bank

(1) Nexity Financial Services, Inc., an Alabama corporation

23.1	Consent of Balch & Bingham LLP, (included in Exhibit 5)

23.2	Consent of Ernst & Young LLP

24.1	Power of Attorney (included on Signature page)**

**	Previously filed
+	Indicates management contract or compensatory plan.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on the 9th day of September, 2005.

NEXITY FINANCIAL CORPORATION (Registrant)

By:	/s/ GREG L. LEE
Name:	Greg L. Lee
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ GREG L. LEE Greg L. Lee	Chairman and Chief Executive Officer (Principal Executive Officer)	September 9, 2005

* David E. Long	President and Director	September 9, 2005

* John J. Moran	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 9, 2005

* R. Bradford Burnette	Director	September 9, 2005

* John W. Collins	Director	September 9, 2005

* Randy K. Dolyniuk	Director	September 9, 2005

* Denise N. Slupe	Director	September 9, 2005

* William L. Thornton, III	Director	September 9, 2005

Tommy E. Looper	Director	September 9, 2005

* By:	/s/ GREG L. LEE
Greg L. Lee as
Attorney-in-fact

Exhibit Index

Exhibit No.	Description
1	Form of Underwriting Agreement

3.1	Certificate of Incorporation, restated**

3.2	Bylaws**

3.3	Certificate of Amendment to the Restated Certificate of Incorporation of Nexity Financial Corporation.

4.1	Specimen Stock Certificate

5	Opinion of Balch & Bingham LLP

10.1	Incentive Stock Compensation Plan, included as Exhibit 10.1 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.1.1	Amendment to Incentive Stock Compensation Plan, included as Exhibit 10.1.1 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.2	Form of Employee Stock Option Agreement, included as Exhibit 10.2 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.3	Noncompetition, Severance, and Employment Agreement with Greg L. Lee, dated December 13, 2000, included as Exhibit 10.3 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.4	Noncompetition, Severance, and Employment Agreement with David E. Long, dated December 13, 2000, included as Exhibit 10.4 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.5	Noncompetition, Severance, and Employment Agreement with John J. Moran, Dated December 13, 2000, included as Exhibit 10.5 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.6	Employment Agreement with Kenneth T. Vassey, dated November 15, 2001, included as Exhibit 10.6 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.7	Salary Continuation Agreement with Greg L. Lee, dated July 20, 2004, included as Exhibit 10.7 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.8	Salary Continuation Agreement with David E. Long, dated July 20, 2004, included as Exhibit 10.8 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.9	Salary Continuation Agreement with John J. Moran, dated July 20, 2004, included as Exhibit 10.9 to the Registrant’s Amendment No. 1 on Form 10 filed July 8, 2005, and incorporated herein by reference.+**

10.10	Loan and Stock Pledge Agreement with Flag Bank**

10.11	Trust Preferred Indenture**

21.1	Subsidiaries of the Registrant

(1) Nexity Bank, a state-chartered bank in Alabama

(2) Nexity Capital Trust II, a Delaware statutory trust

21.2	Subsidiary of Nexity Bank

(1) Nexity Financial Services, Inc., an Alabama corporation

23.1	Consent of Balch & Bingham LLP, (included in Exhibit 5)

23.2	Consent of Ernst & Young LLP

24.1	Power of Attorney (included on Signature page)**

**	Previously filed
+	Indicates management contractor compensatory plan